As Filed with the Securities and Exchange Commission on June 9, 2003
                                                Registration Nos. 333 - 103492
                                                                  811 - 21313


--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]


                         [x] Pre-Effective Amendment No. 2
                         [ ] Post Effective Amendment No.


      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]

                         [ ] Amendment No.

                      AMERICAN FIDELITY SEPARATE ACCOUNT C
                           (Exact Name of Registrant)

                       AMERICAN FIDELITY ASSURANCE COMPANY
                               (Name of Depositor)

2000 N. CLASSEN BOULEVARD, OKLAHOMA CITY, OKLAHOMA                   73106
(Address of Depositor's Principal Executive Offices)               (Zip Code)

Depositor's Telephone Number, Including Area Code      (405) 523-2000

Stephen P. Garrett                           Copies to:
Senior Vice President
American Fidelity Assurance Company          Jennifer Wheeler, Esq.
2000 N. Classen Boulevard                    McAfee & Taft
Oklahoma City, Oklahoma  73106               A Professional Corporation
(Name and Address of Agent for Service)      10th Floor, Two Leadership Square
                                             Oklahoma City, OK 73102-7103


Approximate Date of Proposed Public Offering:  As soon as practicable after effectiveness of the Registration
                                               Statement

It is proposed that this filing will become effective (check appropriate box)
   [ ] immediately upon filing pursuant to paragraph (b) of Rule 485
   [ ] on (date) pursuant to paragraph (b) of Rule 485
   [ ] 60 days after filing pursuant to paragraph (a)(1) of Rule 485
   [ ] on (date) pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:
   [ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     Title of Securities Being Registered:     Group variable annuity contracts

                                           457(b) Group Variable Annuity

                                                          from

                                     [LOGO] American Fidelity Assurance Company
                                     A member of the American Fidelity Group (R)


                                                      June __, 2003

================================================================================

                          457(b) Group Variable Annuity

                                    issued by

                      American Fidelity Separate Account C

                                       and

                       American Fidelity Assurance Company


                                   PROSPECTUS
                                   June __, 2003


     American Fidelity Separate Account C is offering group annuity contracts to state and local government employers for use in Eligible Deferred Compensation Plans as defined in Section 457(b) of the Internal Revenue Code, as amended. This prospectus describes the policy, which is issued by us, American Fidelity Assurance Company, in the form of group contracts between American Fidelity Assurance Company and the state or local government employer. Our home office is at 2000 N. Classen Boulevard, Oklahoma City, Oklahoma 73106.

     The 457(b) Group Variable Annuity is a group deferred, flexible payment annuity policy. You have 19 investment options in the annuity -- the Guaranteed Interest Account, which is a fixed investment option, and 18 variable investment options, each of which corresponds with one of the following eligible portfolios:

American Fidelity Dual Strategy Fund, Inc.(R)                 Dreyfus Investment Portfolios
American Century(R) Variable Portfolios                           Technology Growth Portfolio
    VP Balanced Fund                                          Federated Insurance Series
    VP Capital Appreciation Fund                                  Federated Fund For U.S. Government Securities II
    VP Income & Growth Fund                                       Federated Capital Appreciation Fund II
    VP Ultra(R) Fund                                           Merrill Lynch Variable Series Funds, Inc.
    VP International Fund                                         Basic Value V. I. Fund
The Dreyfus Socially Responsible Growth Fund, Inc.                Small Cap Value V. I. Fund
Dreyfus Stock Index Fund, Inc.                                Neuberger Berman Advisers Management Trust
Dreyfus Variable Investment Fund                                  AMT Balanced Portfolio
    Growth and Income Portfolio                                   AMT Growth Portfolio
    Small Company Stock Portfolio
    International Value Portfolio


     This prospectus contains important information about American Fidelity Separate Account C that participants should know before investing in the 457(b) Group Variable Annuity. Please keep this prospectus for future reference. We filed a Statement of Additional Information with the Securities and Exchange Commission dated June __, 2003 that provides more information about the annuity we are offering. You can get a copy of our Statement of Additional Information at no charge from us or from the SEC. The SEC maintains a web site
(http://www.sec.gov) that contains our Statement of Additional Information, material incorporated by reference in this prospectus and other material that we file electronically with the SEC. For a free copy of the Statement of Additional Information, call us at (800) 662-1106 or write us at P.O. Box 25520, Oklahoma City, Oklahoma 73125-0520 or e-mail us at va.help@af-group.com.


     Our Statement of Additional  Information  is  incorporated  by reference in
this  prospectus.   The  table  of  contents  of  the  Statement  of  Additional
Information is on the last page of this prospectus.

     The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    Please read this prospectus carefully and keep it for future reference.

================================================================================

                                GLOSSARY OF TERMS

     Some of the terms used in this prospectus are technical. To help you understand these terms, we have defined them below.

     Account value: The value of your policy during the accumulation period.

     Accumulation period: The period of time beginning when a participant elects to participate in the plan (the participant effective date) and ending when a participant begins receiving annuity payments, the date the participant account is closed. Until a participant begins receiving annuity payments, the participant's annuity is in the accumulation period.

     Accumulation unit: The unit of measurement used to keep track of the value of a participant's interest in a variable investment option (a sub-account) during the accumulation period.

     Adjusted account value: A participant's account value, minus taxes, if any.

     Annuitant: The person on whose life annuity payments are based.

     Annuity date: The date annuity payments begin.

     Annuity options: The various methods available to select as pay-out plans for a participant's annuity payments.

     Annuity payments: Regular income payments a participant may receive from the policy during the annuity period.

     Annuity period: The period during which we make annuity payments.

     Cash value: A participant's account value minus taxes due, if any, minus the withdrawal charge, if applicable, that would apply if the entire value of the policy was withdrawn.

     Eligible portfolio: Each of the 18 sub-accounts invests its assets into a corresponding eligible portfolio. Each eligible portfolio (sometimes called a portfolio or fund) is offered by one of the portfolio companies and has its own investment objective.

     Fixed annuity: An annuity providing payments that are guaranteed as to dollar amount by us. These payments are made during the annuity period.

     General account: Our general account consists of all of our assets other than those assets allocated to Separate Account C or to any of our other separate accounts.

     Guaranteed Interest Account option: The fixed investment option within our general account which earns interest credited by us.

     Investment options: A participant's investment options (sometimes called eligible investment options) consist of (1) the Guaranteed Interest Account, which is our fixed investment option, and (2) the 18 sub-accounts, which are variable investment options. We reserve the right to add, remove or combine portfolios as eligible investment options.

     Participant: A person for whom an interest is maintained under a group variable annuity policy, generally an employee.

     Participant account: An account established for a participant.

     Plan: The 457(b) eligible defined contribution plan established and maintained by the policyholder as it exists on the date it is issued to the policyholder (the date of issue) and any subsequent amendment(s) to it.

     Policy: The 457(b) Group Variable Annuity.

     Policyholder: The owner of the policy, generally a state or local government employer or other entity identified on the application for which, and to whom, the policy is issued.

     Policy year: The annual period that begins on the date of issue and each anniversary of that date. For purposes of determining a participant's applicable withdrawal charges, this period begins with the participant effective date.

     Portfolio companies: The companies offering the portfolios in which the sub-accounts invest. The portfolio companies are: American Fidelity Dual Strategy Fund, Inc.(R), American Century Variable Portfolios, The Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Stock Index Fund, Inc., Dreyfus Variable Investment Fund, Dreyfus Investment Portfolios, Federated Insurance Series, Merrill Lynch Variable Series Funds, Inc. and Neuberger Berman Advisers Management Trust.

     Purchase payment: Money invested or contributed on behalf of a participant that is to be invested in the policy. Purchase payments are allocated to a participant's participant account.

     Separate Account: Our Separate Account that provides the variable investment options. This account is called American Fidelity Separate Account C, which is a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

     Sub-account: An investment division of Separate Account C. Each sub-account invests its assets in shares of a corresponding portfolio.

     Valuation date: Each day on which the New York Stock Exchange and American Fidelity Assurance Company are open for business.

     Valuation period: The period of time beginning at the close of business of the New York Stock Exchange on each valuation date and ending at the close of business for the next succeeding valuation date.

     We, Us, Our: American Fidelity Assurance Company, the insurance company offering the 457(b) Group Variable Annuity.

     You, Your: A participant in the 457(b) Group Variable Annuity, generally, an employee. Although we sometimes refer to "you" or a "participant" as having certain rights and abilities with respect to the policy, the policyholder, which is generally the employer, may actually be entitled to some or all of those rights and abilities. Each participant should review the terms of the policy to determine how it applies to him or her, individually.

                                TABLE OF CONTENTS
                                                                       Page
                                                                       ----
Summary..................................................................1
Fee Table................................................................3
Condensed Financial Information..........................................9
The 457(b) Group Variable Annuity........................................9
About the Participant Account...........................................10
Receiving Payments from the Annuity.....................................12
Investment Options......................................................14
Expenses................................................................17
Withdrawals.............................................................19
Death Benefit Amount....................................................19
Calculation of Performance Information..................................20
Taxes...................................................................21
Other Information.......................................................22
Table of Contents of the Statement of Additional Information............23

                                     SUMMARY

     In this summary, we discuss some of the important features of the 457(b) Group Variable Annuity policy. Please read the entire prospectus for more detailed information about the policy and Separate Account C. The policy is issued in connection with an eligible defined contribution plan pursuant to
Section 457(b) of the Internal Revenue Code.

     The 457(b) Group Variable Annuity. In this prospectus, we describe the 457(b) Group Variable Annuity, a group deferred, flexible payment annuity policy that we offer. The annuity policy is a group contract between a state or local government employer, as the policyholder on behalf of its participants, and us, American Fidelity Assurance Company, as the insurance company. American Fidelity issues a single policy to the employer, who is then the policyholder. The policy covers all present and future participating employees of the policyholder. Through the 457(b) Group Variable Annuity, the plan provides a means for eligible employees to invest, on a tax deferred basis, in our Guaranteed Interest Account, a fixed investment option, and in the 18 sub-accounts, which are variable investment options. Each of the sub-accounts invests in a corresponding portfolio.

     We designed the 457(b) Group Variable Annuity as a funding vehicle to be used with Section 457(b) Eligible Deferred Compensation Plans. Participation in the 457(b) Group Variable Annuity should not be considered for those looking for a short-term investment or those that cannot afford to lose some or all of the money invested.

     Like all deferred annuities, the 457(b) annuity has two periods: the accumulation period and the annuity period. During the accumulation period, participants invest money in the annuity, at which point earnings accumulate on a tax deferred basis and are taxed as income only upon distribution. Similarly, during the annuity period, earnings are taxed as income only upon distribution. Annuity payments under the policy will be paid on a fixed basis only.

     The annuity period begins when the participant starts receiving regular payments from his or her participant account. Although annuity payments are paid on a fixed basis only, the amount of the payments a participant receives during the annuity period will depend on the amount of money invested and the performance of the selected investment options during the accumulation period. Annuity payments and options are discussed on page 12.

     Investment Options. When purchase payments are made to a participant account, the payments will be allocated according to the instructions we receive from the participant or policyholder, as applicable. A participant may allocate some or all of the money invested in his or her participant account to one or more of the eligible investment options. We reserve the right to add, combine or remove portfolios as eligible investment options. Currently, the eligible investment options include our fixed investment option, the Guaranteed Interest Account, and the sub-accounts listed below, each of which is a variable investment option:

American Fidelity Dual Strategy Fund, Inc.(R)
American Century(R) Variable Portfolios - VP Balanced Fund
American Century(R) Variable Portfolios - VP Capital Appreciation Fund American Century(R) Variable Portfolios - VP Income & Growth Fund
American Century(R) Variable Portfolios - VP Ultra(R) Fund
American Century(R) Variable Portfolios - VP International Fund
The Dreyfus Socially Responsible Growth Fund, Inc.
Dreyfus Stock Index Fund, Inc.
Dreyfus Variable Investment Fund - Growth and Income Portfolio
Dreyfus Variable Investment Fund - Small Company Stock Portfolio
Dreyfus Variable Investment Fund - International Value Portfolio
Dreyfus Investment Portfolios - Technology Growth Portfolio
Federated Insurance Series - Federated Fund For U.S. Government Securities II Federated Insurance Series - Federated Capital Appreciation Fund II
Merrill Lynch Variable Series Funds, Inc.- Basic Value V. I. Fund
Merrill Lynch Variable Series Funds, Inc. - Small Cap Value V. I. Fund Neuberger Berman Advisers Management Trust - AMT Balanced Portfolio
Neuberger Berman Advisers Management Trust - AMT Growth Portfolio

     Each of the sub-accounts listed above invests in a corresponding portfolio. The portfolios offer professionally managed investment choices. A complete description of each of the portfolios can be found in the prospectus for that particular portfolio. Participants can make or lose money in the variable investment options, depending upon market conditions and the performance of the portfolio(s) which correspond with the sub-account(s) to which purchase payments are allocated. Please see the information on page 15 describing how you can obtain a copy of the portfolios' prospectuses.

     Our fixed investment option, the Guaranteed Interest Account, offers a minimum interest rate that is guaranteed by us; however, participants may still be subject to a withdrawal charge in the event of a withdrawal from his or her participant account.

     Taxes. The earnings accumulated as a result of investments in the 457(b) Group Variable Annuity are not taxed until received as a distribution. Because all of the contributions to the annuity are made, pursuant to the plan, on a pre-tax basis, all distributions will be subject to state and federal income tax unless the distribution is rolled over to an "eligible employer plan" or to an IRA in a direct rollover. The participant will receive a special tax notice explaining the tax consequences of the distribution options available before receiving an eligible rollover distribution.

     Withdrawals. A participant may withdraw money from his or her participant account at any time during the accumulation period; however, a withdrawal charge may apply. Additionally, certain restrictions exist under federal tax law and a penalty tax may be assessed upon certain withdrawals. The minimum partial withdrawal is $250, but a withdrawal must not reduce the value of the participant account to less than $100. Withdrawals and charges that may apply to withdrawals are discussed further on pages 17 through 19.

     Free Look. The policyholder may return the policy to us or to our agent within 20 days after it is delivered. If returned, the policy will be void from the beginning and we will refund the greater of: the purchase payments paid or the account value as of the earlier of the date we receive the policy in our home office, or the date our agent receives the policy.

     Questions. If you have any questions about the 457(b) Group Variable Annuity or need more information, please contact us at:

            American Fidelity Assurance Company
            Annuity Services Department
            P.O. Box 25520 Oklahoma City, Oklahoma 73125-0520
            Telephone: (800) 662-1106
            E-mail: va.help@af-group.com

                                    FEE TABLE

     The following tables describe the fees and expenses participants will pay when buying, owning and surrendering a policy. The first table describes the withdrawal charge that applies when a withdrawal is made from a participant account or when a policy is surrendered. State premium taxes may also be deducted.

Transaction Expenses


Withdrawal Charge (as a percentage of the amount withdrawn)


         Policy                                    Withdrawal
          Year                                       Charge
          ----                                       ------
         1........................................      8%
         2........................................      8%
         3........................................      8%
         4........................................      8%
         5........................................      8%
         6........................................      4%
         7........................................      4%
         8........................................      4%
         9........................................      4%
         10.......................................      4%
         11+......................................      0%

     The next table describes the fees and expenses that apply periodically during the life of a policy, not including the portfolio fees and expenses.

Annual Expenses                                              Current     Maximum
                                                               Fee(1)       Fee
                                                               ---          ---
Separate Account Annual Expenses (as a percentage of
   average account value)
Mortality and Expense Risk Charge..........................    1.25%       1.25%
Account Fees and Expenses
   Administrative Charge...................................    0.15%       0.25%
   Distribution Expense Charge.............................    0.10%       0.25%
Total Separate Account Annual Expenses.....................    1.50%       1.75%
----------------------

(1) We currently charge lower fees than the maximum allowed. The current and maximum fees we may charge at the separate account level are shown in the Annual Expenses table. We may increase the administrative charge and/or distribution expense charge, but neither will ever be more than 0.25% of the average daily value of a participant account invested in a portfolio.

     The next table shows the minimum and maximum total operating expenses charged by the portfolio companies. Additional details about each portfolio's fees and expenses are contained in the prospectus for each portfolio.


Total Annual  Portfolio  Operating  Expenses          MINIMUM          MAXIMUM
  (expenses that are deducted from portfolio assets,
  including management fees, distribution (12b-1)
  fees and other expenses)                             0.27%            4.37%

Annual Portfolio Operating Expenses
  (expenses that are deducted from portfolio assets)

AMERICAN FIDELITY DUAL STRATEGY FUND, INC.(R)
        Management Fees................................ 0.50%
        Other Expenses................................. 0.00%
        Total Annual Portfolio Operating Expenses ..... 0.50%

AMERICAN CENTURY(R) VARIABLE PORTFOLIOS(1)

VP Balanced Fund(2)
        Management Fees................................ 0.90%
        Other Expenses................................. 0.00%
        Total Annual Portfolio Operating Expenses ..... 0.90%

VP Capital Appreciation Fund(2)
        Management Fees................................ 1.00%
        Other Expenses................................. 0.00%
        Total Annual Portfolio Operating Expenses...... 1.00%

VP Income & Growth Fund
        Management Fees................................ 0.70%
        Other Expenses ................................ 0.00%
        Total Annual Portfolio Operating Expenses ..... 0.70%

VP Ultra(R) Fund(2)
        Management Fees ............................... 1.00%
        Other Expenses................................. 0.00%
        Total Annual Portfolio Operating Expenses ..... 1.00%

VP International Fund(2)
        Management Fees................................ 1.30%
        Other Expenses ................................ 0.00%
        Total Annual Portfolio Operating Expenses ..... 1.30%

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.(3)
        Management Fees ............................... 0.75%
        Other Expenses ................................ 0.05%
        Total Annual Portfolio Operating Expenses...... 0.80%

DREYFUS STOCK INDEX FUND, INC.(3)
        Management Fees ............................... 0.25%
        Other Expenses ................................ 0.02%
        Total Annual Portfolio Operating Expenses ..... 0.27%

DREYFUS VARIABLE INVESTMENT FUND(3)

Growth and Income Portfolio
        Management Fees................................ 0.75%
        Other Expenses ................................ 0.05%
        Total Annual Portfolio Operating Expenses ..... 0.80%

Small Company Stock Portfolio
        Management Fees ............................... 0.75%
        Other Expenses ................................ 0.23%
        Total Annual Portfolio Operating Expenses ..... 0.98%

International Value Portfolio(4)
        Management Fees ............................... 1.00%
        Other Expenses ................................ 0.47%
        Total Annual Portfolio Operating Expenses...... 1.47%
        Fee Waiver and/or Expense Reimbursement........-0.07%
        Net Operating Expense ......................... 1.40%

DREYFUS INVESTMENT PORTFOLIOS(3)

Technology Growth Portfolio
        Management Fees................................ 0.75%
        Other Expenses ................................ 0.14%
        Total Annual Portfolio Operating Expenses ..... 0.89%

FEDERATED INSURANCE SERIES

Federated Fund for U.S. Government Securities II(5a-b)
        Management Fees ............................... 0.60%
        Other Expenses ................................ 0.12%
        Shareholder Service Fee ....................... 0.25%
        Total Annual Portfolio Operating Expenses ..... 0.97%

Federated Capital Appreciation Fund II(6a-c)
        Management Fees ............................... 0.85%
        Other Expenses ................................ 3.02%
        Shareholder Service Fee........................ 0.25%
        Distribution (12b-1) Fee ...................... 0.25%
        Total Annual Portfolio Operating Expenses ..... 4.37%

MERRILL LYNCH VARIABLE SERIES FUNDS, INC.(7)

Basic Value V.I. Fund
        Management Fees................................ 0.60%
        Other Expenses ................................ 0.07%
        Total Annual Portfolio Operating Expenses ..... 0.67%

Small Cap Value V.I. Fund
        Management Fees ............................... 0.75%
        Other Expenses ................................ 0.09%
        Total Annual Portfolio Operating Expenses ..... 0.84%

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST(8)

AMT Balanced Portfolio
        Management Fees ............................... 0.85%
        Other Expenses ................................ 0.27%
        Total Annual Portfolio Operating Expenses ..... 1.12%

AMT Growth Portfolio
        Management Fees ............................... 0.85%
        Other Expenses ................................ 0.11%
        Total Annual Portfolio Operating Expenses ..... 0.96%

---------------

(1)  American Century(R) Variable Portfolios - Class I Shares.
(2) This fund has a stepped fee schedule. As a result, the fund's management fee rate generally decreases as the fund's assets increase.
(3) Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Stock Index Fund, Inc., Dreyfus Variable Investment Fund and Dreyfus Investment Portfolios - Initial Shares.
(4) Dreyfus International Value Portfolio: The expenses shown above reflect the portfolio advisor's waiver of fees or reimbursement of expenses for the fiscal year ended December 31, 2002. Without such waivers or reimbursements, the management fee, other expenses and total portfolio annual expenses would have been, as a percentage of assets: 1.00%, 0.47% and 1.47%, respectively. The advisor has undertaken, until December 31, 2003, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowings) do not exceed 1.40%.
(5)  Federated Fund for U.S. Government Securities II.
     (a) Although not contractually obligated to do so, the shareholder services provider waived certain amounts. These are shown below along with the net expenses the Fund actually paid for the fiscal year ended December 31, 2002.
            o  Total Waiver of Fund Expenses ............................. 0.25%
            o  Total Actual Annual Fund Operating Expenses (after waiver). 0.72%
     (b) The Fund did not pay or accrue the shareholder services fee during the fiscal year ended December 31, 2002. The Fund has no present intention of paying or accruing the shareholder services fee during the fiscal year ending December 31, 2003.
(6)  Federated Capital Appreciation Fund II - Primary Shares.
     (a) Although not contractually obligated to do so, the advisor, distributor and shareholder services provider waived and reimbursed certain amounts. These are shown below along with the net expenses the Fund actually paid for the fiscal year ended December 31, 2002.
            o  Total Waiver and Reimbursements of Fund Expenses .......... 3.47%
            o  Total Actual Annual Fund Operating Expenses (after waivers and reimbursements) ....................................... 0.90%
     (b) The adviser voluntarily waived its management fee. The adviser can terminate this voluntary waiver at any time. The management fee paid by the Fund (after the voluntary waiver) was 0.00% for the fiscal year ended December 31, 2002.
     (c) The Fund's Primary Shares did not pay or accrue the distribution (12b-1) fee during the fiscal year ended December 31, 2002. The Fund's Primary Shares has no present intention of paying or accruing the distribution (12b-1) fee during the fiscal year ending December 31, 2003.
     (d) The Fund's Primary Shares did not pay or accrue the shareholder services fee during the fiscal year ended December 31, 2002. The Fund has no present intention of paying or accruing the shareholder services fee during the fiscal year ending December 31, 2003.
     (e) The adviser voluntarily reimbursed certain expenses of the Fund. The adviser can terminate this voluntary reimbursement at any time. Total other expenses paid by the Fund (after the voluntary reimbursement) was 0.90% for the fiscal year ended December 31, 2002.
(7)  Merrill Lynch Variable Series Funds, Inc. - Class A Shares.
(8)  Neuberger Berman AMT Portfolios - Class I Shares.

Examples

     These examples are intended to assist in comparing the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include the applicable withdrawal charge, maximum separate account annual expenses and portfolio fees and expenses.

     The examples assume an initial investment of $10,000 in the policy for the time periods indicated. The examples also assume that the investment has a 5% return each year and assume the maximum separate account expenses and the maximum fees and expenses of the portfolios. Although actual costs may be higher or lower, based on these assumptions, the examples show the expenses that would be paid on a $10,000 investment (a) if a policy is surrendered at the end of each time period or (b) if a policy is not surrendered or the policy is annuitized at the end of the applicable time period.

                                                                    Time Periods
                                                                    ------------
                                                                1 Year          3 Years
                                                                ------          -------
American Fidelity Dual Strategy Fund, Inc.(R).........  (a)     1,002.90        1,411.60
                                                        (b)       202.90          626.65
American Century Variable Portfolios
VP Balanced Fund......................................  (a)     1,042.99        1,523,01
                                                        (b)       242.99          747.42

VP Capital Appreciation Fund..........................  (a)     1,052.99        1,550.65
                                                        (b)       252.99          777.39

VP Income & Growth Fund...............................  (a)     1,022.97        1,467.48
                                                        (b)       222.97          687.22

VP Ultra(R) Fund......................................  (a)     1,052.99        1,550.65
                                                        (b)       252.99          777.39

VP International Fund.................................  (a)     1,082.92        1,633.06
                                                        (b)       282.92          866.72

The Dreyfus Socially Responsible Growth Fund, Inc.....  (a)     1,032.98        1,495.29
                                                        (b)       232.98          717.37

Dreyfus Stock Index Fund, Inc.........................  (a)       979.77        1,346.91
                                                        (b)       179.77          556.53

Dreyfus Variable Investment Fund
Growth and Income Portfolio...........................  (a)     1,032.98        1,495.29
                                                        (b)       232.98          717.37

Small Company Stock Portfolio.........................  (a)     1,050.99        1,545.13
                                                        (b)       250.99          771.40

International Value Portfolio.........................  (a)     1,099.84        1,679.42
                                                        (b)       299.84          916.98

Dreyfus Investment Portfolios
Technology Growth Portfolio...........................  (a)     1,041.99        1,520.24
                                                        (b)       241.99          744.42

Federated Insurance Series
Federated Fund For U.S. Government Securities II......  (a)     1,049.99        1,542.37
                                                        (b)       249.99          768.41

Federated Capital Appreciation Fund II................  (a)     1,376.22        2,433.99
                                                        (b)       584.11        1,735.09

Merrill Lynch Variable Series Funds, Inc.
Basic Value V. I. Fund................................  (a)     1,019.96        1,459.12
                                                        (b)       219.96          678.16

Small Cap Value V. I. Fund............................  (a)     1,036.99        1,506.39
                                                        (b)       236.99          729.40

Neuberger Berman Advisers Management Trust
AMT Balanced Portfolio................................  (a)     1,064.97        1,583.70
                                                        (b)       264.97          813.22

AMT Growth Portfolio..................................  (a)     1,048.99        1,539.60
                                                        (b)       248.99          765.41

     We based annual expenses of the underlying portfolios on data provided by the portfolio companies for the year ended December 31, 2002. Except for American Fidelity Dual Strategy Fund, Inc.(R), we did not independently verify the data provided; however, we did prepare the examples.

     The examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. Similarly, the 5% annual rate of return assumed in the examples is not an estimate or guarantee of future performance.

                         CONDENSED FINANCIAL INFORMATION

     As of the date of this prospectus, the sale of the 457(b) Group Variable Annuity registered with the SEC had not begun. Accordingly, no condensed financial information is presented.


                        THE 457(b) GROUP VARIABLE ANNUITY

Owning a 457(b) Group Variable Annuity Policy

     The 457(b) Group Variable Annuity is a group annuity policy that is designed for use in eligible deferred compensation plans adopted by governmental employers pursuant to Section 457(b) of the Internal Revenue Code. American Fidelity Assurance Company issues a single policy that acts as a contract between an employer, who is the policyholder on behalf of the participants, and American Fidelity Assurance Company. Any present or future employee of the policyholder can become a participant by investing in the policy. Under the policy, American Fidelity Assurance Company promises to pay an income to the participants (or someone else a participant may choose) in the form of annuity payments beginning on a date chosen by the participant. American Fidelity establishes an account for each participant and the account contains values and reflects activity for the participant. The person upon whose life the annuity payments are based is called the annuitant. If the annuitant dies during the accumulation period, American Fidelity will pay a death benefit to a beneficiary.

     Assets held under the policy must be held for the exclusive benefit of participants and their beneficiaries under the plan. All liabilities with respect to plan participants and their beneficiaries must be satisfied before any part of the assets and income of the policy will be used for, or diverted to, purposes other than for the exclusive benefit of plan participants and their beneficiaries.

Naming a Beneficiary

     The beneficiary is the person or entity named in accordance with the plan to receive a benefit in the event of a participant's death. If the beneficiary and the annuitant die at the same time, we will assume that the beneficiary died first for purposes of paying any death benefits.

Voting Rights

     Although American Fidelity legally owns the underlying portfolios' shares, we believe that we must get instructions from participants or the policyholders about how to vote the shares when an underlying portfolio company solicits proxies in conjunction with a shareholder vote. When we receive appropriate voting instructions, we will vote all of the shares we own in proportion to those instructions. If we determine that we are no longer required to seek voting instructions, we will vote the shares in our own right.

Changes in Policy Terms

     Any changes to the policy must be made in writing and signed by an officer of American Fidelity Assurance Company.

                          ABOUT THE PARTICIPANT ACCOUNT

Purchase Payments

     Money is invested in the policy when purchase payments are made. Purchase payments can only be made during the accumulation period. Except for the initial purchase payment, purchase payments will be credited to a participant's account within one business day of receipt in our office. In accordance with the plan, the amount of a participant's purchase payments may be increased, decreased or changed at any time. All payment allocations must be in whole percentages. Purchase payments made by or on behalf of a participant must be at least $300 annually, unless we agree to a lesser amount. A participant account will not lapse even if no purchase payments are made during a policy year.

     Once we receive a minimum initial purchase payment of $25.00 and the proper enrollment forms, we will (1) issue verification of participation in the policy, and (2) allocate the initial purchase payment according to instructions provided within two business days. If we are unable to complete the initial process within five business days, we will either return the money or get permission to keep it until we obtain all of the necessary information. Purchase payments received by 3:00 p.m., Central Time, will receive same day pricing in determining the number of sub-account accumulation units to credit to a participant account.

     American Fidelity allocates purchase payments to each participant's account as instructed by the policyholder, in accordance with the terms of the plan. Subsequent purchase payments will be allocated in the same manner unless we receive other instructions. The policyholder, or the participant, if the plan permits, may change allocations among sub-accounts for future purchase payments.

Accumulation Units

     In order to keep track of the value of a participant account during the accumulation period, we use a measurement called an accumulation unit. Every purchase payment increases the number of accumulation units in a participant's account. To determine the number of accumulation units that we should credit to a participant account, we determine the value of the accumulation unit for each sub-account to which the participant allocates purchase payments. Because each sub-account has its own value, the value of the accumulation unit for each of the sub-accounts differs.

     We calculate the value of accumulation units after the New York Stock Exchange closes and then credit the participant account accordingly. On each day that the New York Stock Exchange is open, we determine the value of an accumulation unit for each sub-account by multiplying the accumulation unit value for the previous period by a factor for each sub-account for the current period. The factor for each sub-account is determined by:

     o dividing the value of the underlying portfolio share at the end of the current period, including the value of any dividends or gains (or losses) per share for the current period, by the value of an underlying portfolio share for the previous period; and

     o    subtracting   from  that  amount  any   mortality  and  expense  risk,
          administrative and distribution expense charges.

     The value of an accumulation unit relating to any sub-account may go up or down from day to day. If a participant allocates purchase payments to any of the variable investment options, the value of his or her participant account will fluctuate depending upon the investment performance of the portfolio(s) corresponding to the sub-account(s) to which the participant has allocated purchase payments. (This is not true if a participant invests solely in the Guaranteed Interest Account.) The value of a participant account also depends on the expenses of the policy and the underlying portfolio.

     When a purchase payment is made, we credit the appropriate participant account with accumulation units using the accumulation unit value next determined after we receive the purchase payment. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to a sub-account by the value of the accumulation unit for that portfolio. When a withdrawal is made, the number of accumulation units in the participant account will decrease. For more information about withdrawals, see page 19.

     The  following   example   illustrates  how  we  calculate  the  number  of
accumulation units that should be credited to a participant account when purchase payments are made.

Example

     On Thursday, we receive an additional purchase payment of $100 designated to a participant account. The participant previously allocated 100% of this amount to the Dreyfus Stock Index Fund. When the New York Stock Exchange closes on that Thursday, we determine that a sub-account accumulation unit for the Dreyfus Stock Index Fund is valued at $10.75. To determine the increased value of the participant account, we divide $100 by $10.75 and credit the participant account on Thursday night with 9.30 accumulation units of the Dreyfus Stock Index Fund sub-account.

Suspension of Payments or Transfers

     We may be required to suspend or postpone payments or withdrawals or transfers for any period when:

     o the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     o    trading on the New York Stock Exchange is restricted;

     o an emergency exists as a result of which disposal of the fund shares is not reasonably practicable or we cannot reasonably value the fund shares; or

     o during any other period when, by order, the Securities and Exchange Commission permits such suspension or postponement for the protection of owners.

     We reserve the right to defer payment for a withdrawal or transfer from the Guaranteed Interest Account for the period permitted by law but not for more than six months.

                       RECEIVING PAYMENTS FROM THE ANNUITY

Annuity Date

     In accordance with the plan, an annuity date will be established for each participant, at which time the participant will begin receiving regular monthly income payments (sometimes called distributions) from the annuity. We must be notified of the desired annuity date at least 30 days before annuity payments begin.


     The earliest annuity date that may be requested for commencement of a participant's annuity payments is 30 days after a participant's effective date. If the policy is issued pursuant to a qualified plan, the annuitant is generally required to select an annuity date that occurs by April 1 of the calendar year following either the calendar year in which the annuitant retires or the calendar year in which the annuitant turns 70 1/2, whichever comes later (or age 70 1/2 if the policy is issued pursuant to an Individual Retirement Annuity). Otherwise, the annuity date may not be later than the annuitant's 85th birthday or the maximum date permitted under state or federal law, whichever is earlier. This annuity date may be changed by written request any time before the original date, and at least 30 days before the annuity date. Please read the plan for other information related to distributions.


     The duration of a participant's annuity period will impact the amount of the participant's monthly annuity payments. Choosing an early annuity date may increase the duration of a participant's annuity period, which will decrease the amount of the participant's monthly annuity payments.

Selecting an Annuity Option

     Four annuity payment options are available under the policy. In order to receive annuity payments under an annuity option, we must receive notice of the annuity option selected at least 30 days before the annuity date. If an option is based on life expectancy, we will require proof of the payee's date of birth.

     As permitted by the plan, one of the following annuity options may be chosen. If no annuity option is selected, we will make 120 monthly annuity payments over 10 years in accordance with Option 2 below. We may make other annuity options available from time to time. After annuity payments begin, the annuity option cannot be changed.

OPTION 1           Lifetime Only              We  will  make  monthly  payments
                   Annuity               during the life of the  annuitant.  If
                                         this option is elected,  payments will
                                         stop when the annuitant dies.

OPTION 2           Lifetime Annuity           We will make monthly payments for
                   with Guaranteed       the guaranteed  period selected during
                   Periods               the  life of the  annuitant.  When the
                                         annuitant dies, any amounts  remaining
                                         under the guaranteed  period  selected
                                         will be distributed to the beneficiary
                                         at least as rapidly as they were being
                                         paid as of the date of the annuitant's
                                         death. The guaranteed period may be 10
                                         years or 20 years.

OPTION 3           Joint and Survivor         We  will  make  monthly  payments
                   Annuity               during  the  joint   lifetime  of  the
                                         annuitant   and  a  joint   annuitant,
                                         usually  husband  and  wife.  Payments
                                         will  continue  during the lifetime of
                                         the  survivor  of those two people and
                                         will be computed on the basis of 100%,
                                         66   2/3%   or  50%  of  the   annuity
                                         payment in effect originally.

                                              If a reduced  payment  of 66 2/3%
                                         or 50% to the  surviving  annuitant is
                                         selected,  fixed annuity payments will
                                         be  equal  to  66  2/3%  or  50%,   as
                                         applicable,   of  the  fixed   annuity
                                         payment  during the period  while both
                                         annuitants    were    still    living.
                                         Generally,  when an annuity  option is
                                         based on two lives instead of one, the
                                         amount of the monthly  annuity  income
                                         is less  during the joint  lifetime of
                                         the   annuitants   than  it  would  be
                                         otherwise.

OPTION 4           Period Certain             We will make monthly payments for
                                         a  specified  period.   The  specified
                                         period  must be at  least 5 years  and
                                         cannot be more than 30 years.

Annuity Payments


     Annuity payments are paid in monthly installments and will be paid on a fixed basis only. The amount of the first monthly payment depends on the annuity option selected and the age of the annuitant at the time the first payment is due. The participant's adjusted account value will be applied to the applicable annuity table based on the annuity option selected. The policy contains tables indicating the dollar amount of the first fixed monthly payment under each annuity payment option for each $1,000 of value applied. The guaranteed interest rate on all options is 3% compounded annually. We may suspend, defer or postpone annuity payments as described on page 11.


                               INVESTMENT OPTIONS

     When purchase payments are made in connection with the 457(b) Group Variable Annuity, a participant can allocate his or her purchase payments under the policy to our Guaranteed Interest Account, any one or more of Separate Account C's sub-accounts, or both. Each of the sub-accounts corresponds with one of the portfolios listed below. Additional sub-accounts may be available in the future.

---------------------------------------------------- -------------------------------- ----------------------------------------------
                       NAME                                      TYPE OF                           INVESTMENT ADVISOR/
                                                            PORTFOLIO COMPANY                          SUB-ADVISOR
---------------------------------------------------- -------------------------------- ----------------------------------------------
American Fidelity Dual Strategy Fund, Inc.(R)        Open-end, diversified,           Advisor:  American Fidelity Assurance Company
(Call 800-662-1106 to request portfolio prospectus)  management investment company
                                                                                      Sub-Advisors:  Seneca Capital Management LLC
                                                                                      and Todd Investment Advisors, Inc.
---------------------------------------------------- -------------------------------- ----------------------------------------------
American Century(R) Variable Portfolios              Open-end, management             Advisor:  American Century Investment
Portfolios available under AFAdvantage Variable      investment company offering      Management, Inc.
Annuity(R) policy:                                   one or more portfolios
o        VP Balanced Fund                            available under the 457(b)       Sub-Advisor:  None
o        VP Capital Appreciation Fund                Group Variable Annuity.
o        VP Income & Growth Fund
o        VP Ultra(R) Fund
o        VP International Fund
(Call 800-345-6488 to request portfolio prospectus)
---------------------------------------------------- -------------------------------- ----------------------------------------------
The Dreyfus Socially Responsible Growth Fund, Inc.   Open-end, diversified,           Advisor:  The Dreyfus Corporation
(Call 800-554-4611 to request portfolio prospectus)  management investment company
                                                                                      Sub-Advisor:  NCM Capital Management Group,
                                                                                      Inc.
---------------------------------------------------- -------------------------------- ----------------------------------------------
Dreyfus Stock Index Fund, Inc.                       Open-end management investment   Advisor:  The Dreyfus Corporation
(Call 800-554-4611 to request portfolio prospectus)  company
                                                                                      Index Fund Manager:  Mellon Equity Associates
                                                                                      (affiliate of The Dreyfus Corporation)
---------------------------------------------------- -------------------------------- ----------------------------------------------
Dreyfus Variable Investment Fund                     Open-end, management             Advisor:  The Dreyfus Corporation
Portfolios available under AFAdvantage Variable      investment company offering
Annuity(R) policy:                                   one or more portfolios           Sub-Advisor:  None
o        Growth and Income Portfolio                 available under the 457(b)
o        Small Company Stock Portfolio               Group Variable Annuity.
o        International Value Portfolio
(Call 800-554-4611 to request portfolio prospectus)
---------------------------------------------------- -------------------------------- ----------------------------------------------
Dreyfus Investment Portfolios                        Open-end, management             Advisor:  The Dreyfus Corporation
Portfolio available under AFAdvantage Variable       investment company offering
Annuity(R) policy:                                   one or more portfolios           Sub-Advisor:  None
o        Technology Growth Portfolio                 available under the 457(b)
(Call 800-554-4611 to portfolio prospectus)          Group Variable Annuity.
---------------------------------------------------- -------------------------------- ----------------------------------------------
Federated Insurance Series                           Open-end, management investment  Advisor:  Federated Investment Management
o        Federated Fund For U.S. Government          company offering one or more     Company
            Securities II                            portfolios available under the
o Federated Capital Appreciation Fund II             457(b) Group Variable Annuity.   Sub-Advisor:  None
(Call 800-341-7400 to request portfolio prospectus)
---------------------------------------------------- -------------------------------- ----------------------------------------------
Merrill Lynch Variable Series Funds, Inc.            Open-end, management             Advisor:  Merrill Lynch Investment Managers,
Portfolios available under AFAdvantage Variable      investment company offering      L.P.
Annuity(R) policy:                                   one or more separate funds
o        Basic Value V. I. Fund                      available under the 457(b)       Sub-Advisor:  None
o        Small Cap Value V. I. Fund                  Group Variable Annuity.
(Call 800-MER-FUND (637-3863) to request portfolio
prospectus)
---------------------------------------------------- -------------------------------- ----------------------------------------------
Neuberger Berman Advisers Management Trust           Open-end diversified             Advisor:  Neuberger Berman Management, Inc.
o        AMT Balanced Portfolio                      management investment company
o        AMT Growth Portfolio                        offering one or more             Sub-Advisor:  Neuberger Berman, L.L.C.
(Call 800-877-9700 to request portfolio prospectus)  portfolios available under the
                                                     457(b) Group Variable
                                                     Annuity.
---------------------------------------------------- -------------------------------- ----------------------------------------------

     Shares of each of the portfolio companies are issued and redeemed in connection with investments in and payments under certain variable annuity policies and variable life insurance policies of various life insurance companies which may or may not be affiliated. None of the portfolio companies believe that offering its shares in this manner will be disadvantageous to you. Nevertheless, the board of trustees or the board of directors, as applicable, of each portfolio company intends to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and in order to determine what action, if any, should be taken. If such a conflict were to occur, one or more of the insurance company separate accounts might withdraw their investments from a portfolio company. An irreconcilable conflict might result in the withdrawal of a substantial amount of a portfolio's assets which could adversely affect such portfolio's net asset value per share.

     You should read the prospectuses for the portfolios carefully before investing. The prospectuses contain detailed information about the eligible portfolios, including information about deductions from and expenses paid out of the assets of the portfolios You may get copies of the prospectuses of the portfolios by calling the telephone numbers in the table on the previous page. You may also request a copy of the Statement of Additional Information of any of the portfolios by calling the telephone numbers above, or by contacting us at the address and phone number on the cover of this prospectus.

     Interests in the Guaranteed Interest Account are not registered under the Securities Act of 1933 because of certain exemptive and exclusionary provisions. The Guaranteed Interest Account also is not registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Guaranteed Interest Account nor any interests in it are subject to the provisions of these Acts. Disclosures regarding the Guaranteed Interest Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Substitution

     At our discretion, we may substitute another eligible investment option for any one of the portfolios available under the 457(b) Group Variable Annuity. If we decide to make a substitution, we will give you notice of our intention.

Transfers

     Upon receipt of proper instructions, and as the plan permits, we will make transfers between any of the investment options to which payments have been allocated. We reserve the right to limit the number of transfers that may be made. All asset transfers made in any one day count as one transfer. We will not be liable for transfers made at a participant's or a policyholder's direction. All transfers must be in whole percentages. Currently, there is no transfer fee; however, we reserve the right, at any time and without prior notice, to end, suspend or change the transfer privilege, in which case we will provide written notice of any such action..

Automatic Dollar Cost Averaging

     Automatic dollar cost averaging allows a participant to transfer an established amount of money each quarter from one investment option to another. The minimum amount that may be transferred from an investment option in this way is $500. Only one investment option can be used as the source of a transfer. By transferring the same amount on a regular schedule instead of transferring a larger amount at one time, a participant may be less susceptible to the impact of market fluctuations. Automatic dollar cost averaging is only available during the accumulation period.

     If you participate in automatic dollar cost averaging, the transfers made under the program are taken into account in determining any transfer fee; however, no other fees are charged.

Asset Rebalancing

     After a participant allocates his or her money to different investment options, the performance of the different investment options may cause the allocation of the total investment to shift. At the participant's direction, we will automatically rebalance a participant account to return the total investment to the original percentage allocations. If a participant requests our asset rebalancing service, we will make any necessary transfers on the first day after the end of the policy year. Asset rebalancing is only available in the accumulation period.

     If you participate in asset rebalancing, the transfers made under the program are taken into account in determining any transfer fee; however, no other fees are charged.

                                    EXPENSES

     Charges and expenses that exist in connection with the 457(b) Group Variable Annuity will reduce a participant's investment return. You should carefully read this section for information about these expenses.

Insurance Charges

     We pay all of the operating expenses of Separate Account C, and we deduct insurance charges from each participant account. We deduct the insurance charges when we calculate the value of the accumulation units. The insurance charges include:

     o    mortality and expense risk;

     o    administrative expense; and

     o    distribution expense.

     Mortality and Expense Risk Charge. The mortality and expense risk charge is equal, on an annual basis, to 1.25% of the average daily value of the policy invested in a portfolio, after expenses are deducted. This charge compensates us for all the insurance benefits provided by the policy, including the guarantee of annuity rates, the death benefits, and certain other expenses, related to the policy, and for assuming the risk that the current charges will not be sufficient in the future to cover the cost of administering the policy.

     Administrative Charge. The administrative charge for each participant is equal, on an annual basis, to 0.15% of the average daily value of the participant account invested in a portfolio, after portfolio expenses are deducted. We may increase this charge, but it will never be more than 0.25% of the average daily value of a participant account invested in a portfolio. This charge is for all the expenses associated with the policy's administration. Some examples of these expenses include: preparing the policy, confirmations, annual reports and statements, maintaining policy records, personnel costs, legal and accounting fees, filing fees and computer and systems costs.

     Distribution Expense Charge. The distribution expense charge for each participant is equal, on an annual basis, to 0.10% of the average daily value of the participant account invested in a portfolio, after portfolio expenses are deducted. We may increase this charge, but it will never be more than 0.25% of the average daily value of the participant account invested in a portfolio. This charge compensates us for the costs associated with distributing the policies.

Withdrawal Charge

     Any withdrawals made may be subject to a withdrawal charge. The withdrawal charge compensates us for expenses associated with selling the 457(b) Group Variable Annuity. The withdrawal charge is a percentage of the amount withdrawn, as shown in the Fee Table on page 3. We calculate the withdrawal charge at the time of each withdrawal. The withdrawal charge will never exceed 8% of the total purchase payments. No withdrawal charge will be applied when a death benefit is paid.

Portfolio Company Expenses

     In addition to the charges discussed above, there are deductions from, and expenses paid out of, the assets of the portfolio companies. These deductions and expenses are described in the prospectuses for those companies.

Taxes

     If we have to pay state or other governmental entity (e.g., municipalities) premium taxes or similar taxes relating to the policy, we will deduct the amount of the tax from the policy. Some of these taxes are due when the policy is issued; others are due when your annuity payments begin. We pay any premium taxes when they become payable to the states. Premium taxes generally range from 0% to 4.0%, depending on the state.

     We will also deduct from the policy any income taxes which we incur as a result of the policy. Currently, we are not making any such deductions.

                                   WITHDRAWALS


     If a policyholder's plan permits, a participant may be allowed to withdraw cash from his or her participant account by redeeming all or part of the accumulation units in his or her participant account at any time during the accumulation period, before we begin making annuity payments.


     Any partial withdrawal must be at least $250, although we may make exceptions for unforeseen emergencies, as defined by the plan. The redemption value of a participant account is equal to the value of the accumulation units in the account next computed after we receive the request for withdrawal. The withdrawal charge, if applicable, and any taxes due will be deducted from the amount withdrawn before the participant receives it. We will deduct an equal dollar amount of the money withdrawn pro-rata from each of the participant's investment options. If a participant does not want the withdrawal to come from each of his or her investment options equally, the participant must specify the investment options from which the withdrawals are to be made, using a form we accept. We reserve the right to distribute the full amount of any participant account that, after a withdrawal, has a value of less than $100. We will mail any payment within seven days of receiving an acceptable request for withdrawal unless the payment is suspended, deferred or postponed, as described on page 11. Income taxes and certain restrictions may apply to any withdrawal you make.

     A withdrawal is a redemption of accumulation units. If accumulation units are redeemed, the number of accumulation units in a participant's account will decrease. The reduction in the number of accumulation units will equal the amount withdrawn, divided by the applicable accumulation unit value next computed after we receive the withdrawal request. A participant's request for withdrawal must be submitted to us in writing on a form we accept. In certain instances, we may require additional documents, such as trust instruments, death certificates, appointments as executor or administrator, or certificates of corporate authority. All proper withdrawal requests received before 3:00 p.m., Central Time, will receive same-day pricing.

     Payments for accumulation units redeemed are made within seven business days after we receive a properly tendered request; however, we may delay the mailing of a redemption check for recently purchased accumulation units until such time as the payment check has cleared. Additionally, we may suspend, defer or delay payments as described on page 11.

                              DEATH BENEFIT AMOUNT

     The death benefit amount will be paid within seven days of receipt of proof of death and proper written instructions, unless we suspend, defer or postpone payments as described on page 11.

Death of Participant Before the Annuity Date

     If a participant dies prior to the annuity date, the death benefit will be the greater of: (1) the participant's purchase payments, less any withdrawals and withdrawal charges, or (2) the participant's account value, adjusted for taxes determined as of the valuation period during which we receive both due proof of death and an election for the payment period.

Death of Annuitant After the Annuity Date

     If an annuitant dies during the annuity period, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at the annuitant's death.

                     CALCULATION OF PERFORMANCE INFORMATION


     We may periodically advertise performance based on the historical performance of the underlying portfolios. Upon Separate Account C's registration statement becoming effective with the Securities and Exchange Commission, any performance advertisements will include quotations of average annual total return (with withdrawal charges), calculated in accordance with standard methods prescribed by the rules of the Securities and Exchange Commission, to facilitate comparison with average annual total return advertised by other variable annuity separate accounts.


     Average annual total return (with withdrawal charges) advertised for a specific period is found by (1) first taking a hypothetical $1,000 investment in a sub-account on the first day of the period at the offering price, which is the accumulation unit value, and (2) computing the redeemable value of that investment at the end of the period. The average annual total return (T) is computed by equating the ending redeemable value (ERV) with the initial hypothetical $1,000 investment (P) over a period of years (n) according to the following formula: ERV = P (1+T)n.

     Upon becoming available, average annual total return (with withdrawal charges) will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. The average annual total return information will be based on calendar quarters and will cover at least periods of one, five and ten years, or a period covering the time the underlying portfolio has been in existence since the effective date of Separate Account C's registration statement. Because Separate Account C is newly registered and the Separate Account C sub-accounts are new and do not have performance history, no average annual total return (with withdrawal charges) is shown at this time.

     Generally, average annual total return (with withdrawal charges) reflects the expenses of the underlying portfolio, a charge for mortality and expense risk, distribution expense and administrative services. The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period. No deduction is made for premium taxes which may be assessed by certain states.

     In accordance with SEC rules, we may also advertise average annual total return information without reflecting withdrawal charges. Average annual total return without withdrawal charges may be for periods other than those required to be presented for, or may otherwise differ from, average annual total return with withdrawal charges. Although we calculate average annual total return with and without withdrawal charges in the same manner, results that do not reflect withdrawal charges will generally be higher than results that include withdrawal charges.

     Total return quotations are based upon historical earnings and will fluctuate. Past performance does not guarantee future results. Factors affecting the performance of a portfolio include general market conditions, operating expenses and investment management. The value of a participant account upon a withdrawal may be more or less than the purchase payments made to the participant account.

     When we advertise performance for periods that precede a portfolio's inclusion in Separate Account C, we base performance on the historical performance of the portfolio, modified to reflect the charges and expenses of the 457(b) Group Variable Annuity. Accordingly, we evaluate a portfolio's performance as if the portfolio was an eligible investment option in Separate Account C during the period stated in the advertisement. These figures should not be interpreted to reflect actual historic performance. Performance will also include the actual performance since addition of the portfolio to the separate account.

     We have included additional information about calculating performance in the Statement of Additional Information.

                                      TAXES

     The following general tax discussion is not intended as tax advice. Participants should consult their own tax advisors about their circumstances. We have included additional information regarding taxes in the Statement of Additional Information.

Tax Treatment of Distributions

     The rules of the Internal Revenue Code of 1986, as amended (the "Code"), which relate to an eligible deferred compensation plan under Section 457(b) of the Code generally provide that a participant will not be taxed on any increase in the value of the participant account until a distribution occurs. Taxes will be due on the amount of any distribution as it is paid to you. If the distribution is an "eligible rollover distribution," we are required to withhold 20% of the distribution for federal income tax purposes unless a direct rollover to an eligible retirement plan is elected. You should discuss with a tax advisor the tax implications of a distribution before electing to receive a distribution from the Plan.

Distributions

     The Code limits distributions from a 457(b) plan. Distributions can only be made when a participant:

     o    reaches age 70-1/2;

     o    leaves his/her job;

     o    dies; or

     o    is faced with an "unforeseeable emergency" (as defined in the plan).

     Distributions required to be made from a participant account must meet certain rules concerning required distributions that are set forth in the Code. When distributions are required under the Code, a certain minimum amount, determined under the Code, must be distributed each year.

Diversification

     The Internal Revenue Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. We believe that all of the portfolios are being managed in such a way that they comply with the requirements.

     Neither the Internal Revenue Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not American Fidelity, would be considered the owner of the shares of the portfolios. If you are considered the owner of the portfolios' shares, it will result in the loss of the favorable tax treatment for the policy. It is unknown to what extent under federal tax law owners are permitted to select portfolios, to make transfers among the portfolios or the number and type of portfolios for which owners may select. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is a position which is not new, it may be applied retroactively and you, as the owner of the policy, could be treated as the owner of the portfolios.

     Due to the uncertainty in this area, we reserve the right to modify the policy in an attempt to maintain favorable tax treatment.

                                OTHER INFORMATION

American Fidelity Assurance Company

     We are an Oklahoma stock life insurance company organized in 1960. We are licensed to conduct life, annuity and accident and health insurance business in forty-nine states and the District of Columbia.

     Our office is located at 2000 N. Classen Boulevard, Oklahoma City, Oklahoma 73106. We have been a wholly-owned subsidiary of American Fidelity Corporation since 1974. The stock of American Fidelity Corporation is controlled by a family investment partnership, Cameron Enterprises A Limited Partnership, an Oklahoma limited partnership. William M. Cameron, an individual, and Lynda L. Cameron, an individual, each own 50% of the common stock of Cameron Associates, Inc., the sole general partner of Cameron Enterprises A Limited Partnership. The address of both American Fidelity Corporation and Cameron Enterprises A Limited Partnership, is 2000 N. Classen Boulevard, Oklahoma City, Oklahoma 73106.

Separate Account C

     We established Separate Account C under Oklahoma insurance law on June 4, 2002 to hold the assets that underlie the 457(b) Group Variable Annuity. Separate Account C is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into 18 sub-accounts.

     We hold Separate Account C's assets in our name on behalf of Separate Account C, and those assets legally belong to us. Under Oklahoma law, however, those assets cannot be charged with liabilities that arise out of any other business that we conduct. All of the income, gains and losses (realized or unrealized) that result from the separate account's assets are credited to or charged against Separate Account C without regard to our other income, gains and losses. We are obligated to pay all benefits and make all payments under the 457(b) Group Variable Annuity.

Underwriter

     American Fidelity Securities, Inc., a wholly-owned subsidiary of American Fidelity Assurance Company, is the principal underwriter for the annuity policies and acts as the distributor of the policies. The principal business address of American Fidelity Securities, Inc. is 2000 N. Classen Boulevard, Oklahoma City, Oklahoma 73106.

Legal Proceedings

     There are no pending material legal proceedings affecting us, Separate Account C or American Fidelity Securities, Inc.

Financial Statements

     Our financial statements and Separate Account C's financial statements are included in our Statement of Additional Information. The cover of this prospectus contains information about how to obtain our Statement of Additional Information.

                              TABLE OF CONTENTS OF
                     THE STATEMENT OF ADDITIONAL INFORMATION
                                                                          Page
                                                                          ----

General Information and History of American Fidelity Assurance Company....   1
Calculation of Performance Data...........................................   2
Federal Tax Status........................................................   6
Fixed Annuity Payout......................................................   9
Legal Opinions............................................................   9
Underwriter...............................................................   9
Custodian and Independent Accountants.....................................   9
Financial Statements......................................................   9

------------------------                                       PLACE
------------------------                                       STAMP
------------------------                                        HERE




                         American Fidelity Assurance Company
                         P.O. Box 25520
                         Oklahoma City, OK  73125-0520



                         Attention:  Annuity Services Department

Please send me the Statement of Additional Information for the following:


[ ]  457(b) Group Variable Annuity        [ ]  Dreyfus Variable Investment Fund
[ ]  American Fidelity Dual Strategy      [ ]  Dreyfus Investment Portfolios
     Fund, Inc.(R)
[ ]  American Century(R) Variable         [ ]  Federated Insurance Series
     Portfolios
[ ]  The Dreyfus Socially Responsible     [ ]  Merrill Lynch Variable Series
     Growth Fund, Inc.                         Funds, Inc.
[ ]  Dreyfus Stock Index Fund, Inc.       [ ]  Neuberger Berman Advisers
                                               Management Trust

Name    ________________________________________________________________
         (please print)
Address ________________________________________________________________

        ________________________________________________________________

        ________________________________________________________________

                          457(b) Group Variable Annuity

                                    issued by

                      American Fidelity Separate Account C

                                       and

                       American Fidelity Assurance Company



                       STATEMENT OF ADDITIONAL INFORMATION
                                   June __, 2003


     This is not a prospectus. This Statement of Additional Information should be read in conjunction with the prospectus dated June __, 2003 for the 457(b) Group Variable Annuity.


     The prospectus concisely sets forth information that a prospective investor should know before investing. For a copy of the prospectus,

         write to us at:                call us at:           e-mail us at:

         P.O. Box 25520               (800) 662-1106       va.help@af-group.com
Oklahoma City, Oklahoma 73125-0520

                          457(b) Group Variable Annuity

                                    issued by

                      American Fidelity Separate Account C

                                       and

                       American Fidelity Assurance Company



                       STATEMENT OF ADDITIONAL INFORMATION
                                  June __, 2003



                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

General Information and History of American Fidelity Assurance Company...   1
Calculation of Performance Data..........................................   2
Federal Tax Status.......................................................   6
Fixed Annuity Payout.....................................................   9
Legal Opinions...........................................................   9
Underwriter..............................................................   9
Custodian and Independent Accountants....................................   9
Financial Statements.....................................................   9

                          457(b) Group Variable Annuity

                                    issued by

                      American Fidelity Separate Account C

                                       and

                       American Fidelity Assurance Company



                       STATEMENT OF ADDITIONAL INFORMATION
                                  June __, 2003



================================================================================


                       GENERAL INFORMATION AND HISTORY OF
                       AMERICAN FIDELITY ASSURANCE COMPANY

     American Fidelity Assurance Company was organized in Oklahoma in 1960. Neither the sales of variable annuity policies nor the sales of any other insurance product by American Fidelity Assurance Company have ever been suspended by any state where we have done or are presently doing business.

     American Fidelity Assurance Company is a wholly-owned subsidiary of American Fidelity Corporation, an insurance holding company. The stock of American Fidelity Corporation is controlled by a family investment partnership, Cameron Enterprises A Limited Partnership, an Oklahoma limited partnership. William M. Cameron, an individual, and Lynda L. Cameron, an individual, each own 50% of the common stock of Cameron Associates, Inc., the sole general partner of Cameron Enterprises A Limited Partnership.

                         CALCULATION OF PERFORMANCE DATA


     From time to time, American Fidelity Assurance Company may advertise performance data as described in the prospectus. Upon Separate Account C's registration statement becoming effective with the SEC, any performance advertising will include quotations of average annual total return (with withdrawal charges), calculated in accordance with standard methods prescribed by the rules of the Securities and Exchange Commission, to facilitate comparison with average annual total return advertised by other variable annuity separate accounts. Average annual total return (with withdrawal charges) advertised for a specific period is found by first taking a hypothetical $1,000 investment in a portfolio on the first day of the period at the offering price, which is the accumulation unit value per unit, and computing the ending redeemable value of that investment at the end of the period. The average annual total return (T) is computed by equating the ending redeemable value (ERV) with the initial hypothetical $1,000 investment (P) over a period of years (n) according to the following formula: ERV = P (1+T)n.


     Generally, average annual total return (with withdrawal charges) reflects the expenses of the underlying portfolio, the deduction of the separate account fees for mortality and expense risk, distribution expense and administrative services. The redeemable value also reflects the effect of any applicable withdrawal fee that may be imposed at the end of the period. No deduction is made for premium taxes which may be assessed by certain states.

     In accordance with SEC rules, average annual total return (without withdrawal charges) may also be advertised. Average annual total return (without withdrawal charges) is calculated the same way as average annual total return (with withdrawal charges) except the results do not reflect the deduction of any withdrawal charge.

     Upon becoming available, average annual total return quotations (with withdrawal charges) will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. Average annual total return (with withdrawal charges) will be based on calendar quarters and will cover periods of one, five and ten years, or a period covering the time the underlying portfolio has been in existence since the effective date of Separate Account C's registration statement. Because Separate Account C is newly registered and the Separate Account C sub-accounts are new and do not have performance history, the total return data discussed in Chart 2 below is derived from the performance of the portfolios underlying the sub-accounts, modified to reflect the charges and expenses that would be applicable if Separate Account C's sub-accounts had been in existence during the time periods set forth in the chart.

     Quotations of average annual total return (with and without withdrawal charges) are based upon historical earnings and will fluctuate. Past performance does not guarantee future results. Factors affecting the performance of a portfolio include general market conditions, operating expenses and investment management. The value of a participant account upon a withdrawal may be more or less than the purchase payments paid into the participant account.

Performance Information

     The accumulation units of Separate Account C have a limited performance history despite the fact that some of the portfolios available as eligible investment options have been in existence for a longer period of time than Separate Account C and have a longer history of investment performance.


     In order to demonstrate how the historical investment experience of the portfolios affects accumulation unit values, the following performance information was developed. The information in Chart 2 is based upon the historical experience of the portfolios and is for the periods shown. All calculations reflect the deduction of insurance charges and all of the expenses of the portfolio. Because Separate Account C is newly registered, performance information that reflects the deduction of the withdrawal charge is not available in this Statement of Additional Information; accordingly, Chart 1 does not contain any performance information. Chart 2 provides performance information without the withdrawal charge deduction.


     ACTUAL PERFORMANCE WILL VARY AND THE HYPOTHETICAL RESULTS SHOWN ARE NOT NECESSARILY REPRESENTATIVE OF FUTURE RESULTS. Performance for periods ending after those shown may vary substantially from the examples shown below. Chart 2 shows the average annual total return (without withdrawal charges) of the accumulation units calculated for a specified period of time assuming an initial purchase payment of $1,000 allocated to each portfolio and a deduction of all charges and expenses (see "Expenses" in the Prospectus). The performance figures in Chart 2 also reflect the actual fees and expenses paid by each portfolio. The calculation does not reflect the deduction of any premium taxes.

CHART 1 - AVERAGE ANNUAL TOTAL RETURN  (with withdrawal charges)(1)


                                                                                          DATE SUB-ACCOUNT
                                                                              SINCE           BECAME
                                                                           INCLUSION IN    AVAILABLE AS        PORTFOLIO
                                                                             SEPARATE       INVESTMENT         INCEPTION
                                        1 YEAR   5 YEARS    TEN YEARS        ACCOUNT         OPTION(2)            DATE
                                        ------   -------    ---------        -------         ---------            ----
American Fidelity Dual Strategy Fund,
Inc.(R)                                N/A       N/A        N/A           N/A               June __, 2003         01/01/70
American Century Variable Portfolios
      VP Balanced Fund                 N/A       N/A        N/A           N/A               June __, 2003         05/01/91
      VP Capital Appreciation Fund     N/A       N/A        N/A           N/A               June __, 2003         11/20/87
      VP Income & Growth Fund          N/A       N/A        N/A           N/A               June __, 2003         10/30/97
      VP Ultra Fund                    N/A       N/A        N/A           N/A               June __, 2003         05/01/01
      VP International Fund            N/A       N/A        N/A           N/A               June __, 2003         05/01/94
The Dreyfus Socially Responsible
      Growth Fund, Inc.                N/A       N/A        N/A           N/A               June __, 2003         10/07/93
Dreyfus Stock Index Fund               N/A       N/A        N/A           N/A               June __, 2003         09/29/89
Dreyfus Variable Investment Fund
      Growth and Income Portfolio      N/A       N/A        N/A           N/A               June __, 2003         05/02/94
      Small Company Stock Portfolio    N/A       N/A        N/A           N/A               June __, 2003         05/01/96
      International Value Portfolio    N/A       N/A        N/A           N/A               June __, 2003         05/01/96
Dreyfus Investment Portfolios
      Technology Growth Portfolio      N/A       N/A        N/A           N/A               June __, 2003         08/31/99
Federated Insurance Series
      Federated Fund For U.S. Government
      Securities II                     N/A      N/A        N/A           N/A               June __, 2003         03/01/94
      Federated Capital Appreciation
      Fund II                           N/A      N/A        N/A           N/A               June __, 2003         06/16/00
Merrill Lynch Variable Series Funds, Inc.
      Basic Value V. I. Fund            N/A      N/A        N/A           N/A               June __, 2003         07/01/93
      Small Cap Value V. I. Fund        N/A      N/A        N/A           N/A               June __, 2003         04/20/82
Neuberger Berman Advisers Management
     Trust
          AMT Balanced Portfolio        N/A      N/A        N/A           N/A               June __, 2003         02/28/89
          AMT Growth Portfolio          N/A      N/A        N/A           N/A               June __, 2003         09/10/84
---------------

(1)  In accordance with the SEC's rules,  no standardized  performance  information  will exist until Separate  Account C's registration statement has been effective for a period of at least one year.
(2)  Sub-accounts  available  as  investment  options  offered  by  Separate  Account C since  May 2003 have been  eligible investment options since the date on which Separate Account C's registration statement became effective with the SEC.

CHART 2 - AVERAGE ANNUAL TOTAL RETURN  (without withdrawal charges)

                                                                                                         DATE SUB-
                                                                                                          ACCOUNT
                                                                                          SINCE           BECAME
                                                                       10 YEARS OR     INCLUSION IN     AVAILABLE AS     PORTFOLIO
                                                                     SINCE PORTFOLIO    SEPARATE         INVESTMENT      INCEPTION
                                                1 YEAR    5 YEARS       INCEPTION       ACCOUNT(1)        OPTION(2)        DATE
                                                ------    -------       ---------       ----------        ---------        ----
American Fidelity Dual Strategy Fund, Inc.(R)  -26.17%    -1.50%          6.86%           N/A           June __, 2003    01/01/70
American Century(R) Variable Portfolios
               VP Balanced Fund                -10.91%     0.08%          4.73%           N/A           June __, 2003    05/01/91
               VP Capital Appreciation Fund    -22.37%    -1.59%          1.25%           N/A           June __, 2003    11/20/87
               VP Income & Growth Fund         -20.58%    -1.71%         -0.26%           N/A           June __, 2003    10/30/97
               VP Ultra(R) Fund                -23.86%       N/A        -17.97%           N/A           June __, 2003    05/01/01
               VP International Fund           -21.56%    -3.25%          1.74%           N/A           June __, 2003    05/01/94
The Dreyfus Socially Responsible Growth
     Fund, Inc.                                -30.00%    -5.24%          5.48%           N/A           June __, 2003    10/07/93
Dreyfus Stock Index Fund, Inc.                 -23.52%    -2.36%          7.30%           N/A           June __, 2003    09/29/89
Dreyfus Variable Investment Fund
               Growth and Income Portfolio     -26.44%    -3.89%          6.61%           N/A           June __, 2003    05/02/94
               Small Company Stock Portfolio   -20.91%    -3.71%          1.00%           N/A           June __, 2003    05/01/96
               International Value Portfolio   -13.53%    -1.11%          0.55%           N/A           June __, 2003    05/01/96
Dreyfus Investment Portfolios
               Technology Growth Portfolio     -40.32%       N/A        -21.91%           N/A           June __, 2003    08/31/99
Federated Insurance Series
               Federated Fund For U.S.
               Government Securities II          7.42%     5.16%          4.97%           N/A           June __, 2003    03/01/94
               Federated Capital
               Appreciation Fund II            -24.10%       N/A        -28.51%           N/A           June __, 2003    06/16/00
Merrill Lynch Variable Series Funds, Inc.
               Basic Value V. I. Fund          -18.99%     3.50%          9.02%           N/A           June __, 2003    07/01/93
               Small Cap Value V. I. Fund      -24.90%     5.74%          8.97%           N/A           June __, 2003    04/20/82
Neuberger Berman Advisers Management Trust
               AMT Balanced Portfolio          -18.39%    -0.97%          3.69%           N/A           June __, 2003    02/28/89
               AMT Growth Portfolio            -32.19%    -7.35%          1.77%           N/A           June __, 2003    09/10/84
---------------

(1)  As of the date of this Statement of Additional Information, no data is available due to the fact that the sub-accounts have been included in the separate account only since the date of this document.
(2)  Sub-accounts  available  as  investment  options  offered  by  Separate  Account C since  May 2003 have been  eligible investment options since the date on which Separate Account C's registration statement became effective with the SEC.


                               FEDERAL TAX STATUS

     NOTE: The following description is based upon American Fidelity Assurance Company's understanding of current federal income tax law applicable to annuities in general. American Fidelity Assurance Company cannot predict the probability that any changes in such laws will be made. You are cautioned to seek competent tax advice regarding the possibility of such changes. American Fidelity Assurance Company does not guarantee the tax status of the policies. You bear the complete risk that the policies may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

General

     American Fidelity Assurance Company is taxed as a life insurance company under the Code. For federal income tax purposes, Separate Account C is not a separate entity from American Fidelity Assurance Company, and its operations form a part of American Fidelity Assurance Company.

Diversification

     Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department (the "Treasury Department"). Disqualification of the policy as an annuity contract would result in imposition of federal income tax to you with respect to earnings allocable to the policy prior to the receipt of payments under the policy. The Code contains a safe harbor provision which provides that annuity contracts such as the policies meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

     The Treasury Department has issued regulations (Treas. Reg. ss. 1.817-5) which establish diversification requirements for the investment portfolios underlying variable contracts such as the policies. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if:
(1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

     American Fidelity Assurance Company intends that all funds underlying the policies will be managed by the investment advisors in such a manner as to comply with these diversification requirements.

     The diversification regulations issued by the Treasury Department do not provide guidance regarding the circumstances in which owner control of the investments of Separate Account C will cause the owner to be treated as the owner of the assets of Separate Account C, thereby resulting in the loss of favorable tax treatment for the policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

     The amount of owner control which may be exercised under the policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered as the owner of the assets of Separate Account C resulting in the imposition of federal income tax to the owner with respect to earnings allocable to the policy prior to receipt of payments under the policy.

     In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the owner being retroactively determined to be the owner of the assets of Separate Account C.

     Due to the uncertainty in this area, American Fidelity Assurance Company reserves the right to modify the policy in an attempt to maintain favorable tax treatment.

Section 457(b) Plan Federal Tax Status

     Section 457 of the Internal Revenue Code of 1986, as amended (the "Code") allows employees and independent contractors of state and local governments and tax-exempt organizations to defer a portion of their salaries or compensation to retirement years without paying current income tax on either the deferrals or the earnings on the deferrals. Because all of the contributions to the participant accounts are made on a pre-tax basis, all distributions will be subject to federal income tax unless the distribution is rolled over to a qualified retirement plan, a Section 403(b) plan, a traditional IRA or another governmental Section 457 plan in a direct rollover. You should seek competent advice about the tax consequences of any distributions.

Income Tax Withholding

     All distributions from plans that meet the requirements of Section 457 of the Code and are sponsored by governmental employers are includible in the gross income of the participant and will be subject to federal income tax withholding pursuant to Section 3405 of the Code. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the participant, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate. Participants who elect not to have withholding made or who elect to have withholding done at a different rate are liable for payment of federal income tax on the distribution. Participants may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient. Participants who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, United States citizens residing outside of the country, or United States legal residents temporarily residing outside the country, are subject to different withholding rules and cannot elect out of withholding.

     There is a mandatory 20% withholding for distributions that are eligible for rollover to qualified retirement plans, Section 403(b) plans, traditional IRAs, and governmental Section 457 plans but that are not directly rolled over. The 20% withholding requirement generally does not apply to: (a) a series of substantially equal periodic payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or for a specified period of 10 years or more; (b) distributions which are required minimum distributions; or (c) distributions made in the event of an unforeseeable emergency as defined in regulations issued by the Treasury Department. A distribution including a rollover that is not a direct rollover will require the 20% withholding and any withheld amount not added back in the rollover will be taxable income. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise under withheld or short on estimated taxes for that year. Participants should consult their own tax counsel or other tax advisor regarding withholding requirements.

Penalty Tax on Distributions

     Generally, in addition to ordinary income tax, a penalty equal to 10% of the amount of any payment will apply to any distribution received from the 457(b) Group Variable Annuity to the extent attributable to a rollover from a qualified plan, an IRA or a 403(b) plan if received by the participant before the age of 59-1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy or other exceptions which may apply.

Required Distributions

     Distributions must begin by April 1st of the calendar year following the later of the calendar year in which the participant attains the age of 70-1/2 or the calendar year in which the participate retires. When distributions are required under the Code, a certain minimum amount, determined under the Code, must be distributed each year. Certain other mandatory distribution rules apply upon the death of the participant.

Special Rules for Distributions that are Rolled Over

     Special rules apply to a distribution from a governmental ss. 457 plan if the distribution is properly rolled over in accordance with the provisions of the Code. These provisions contain various requirements, including the requirement that the rollover be made directly from the distributing plan or within 60 days of receipt:

     o To a traditional individual retirement arrangement under Section 408 of the Code;

     o    To a qualified retirement plan;

     o    To a Section 403(b) plan; or

     o    To another governmental Section 457(b) plan.

     These special rules only apply to distributions that qualify as "eligible rollover distributions" under the Code. In general, a distribution from a governmental 457(b) plan will be an eligible rollover distribution EXCEPT to the extent:

     o It represents the return of "after-tax" contributions or is not otherwise includable in income (unless the distribution is rolled over to a traditional individual retirement arrangement under Section 408 of the Code, a Corporate Pension Profit-Sharing/401(k) or H.R. 10 Plan and certain requirements are met);

     o It is part of a series of payments made for the taxpayer's life (or life expectancy) or the joint lives (or joint life expectancies) of the taxpayer and his Beneficiary under the plan or for a period of more than ten years;

     o It is a required minimum distribution under Section 401(a)(9) of the Code as described below; or

     o    It is made from a Plan by reason of a hardship.

     Required  minimum   distributions   under  Section  401(a)(9)  include  the
following required payments:

     o Required payments for the later of the calendar year in which the taxpayer reaches age 70-1/2;

     o The calendar year the taxpayer terminates employment with the employer or for any later calendar year; or

     o    The occurrence of an unforeseeable emergency.

     The administrator of the governmental Section 457(b) plan should provide additional information about these rollover tax rules when a distribution is made.

Required Distributions

     Distributions from a policy issued pursuant to a Section 457(b) Plan must meet certain rules concerning required distributions that are set forth in the Code. Such rules are summarized below:

     o Required distributions generally must start by April 1 of the calendar year following the calendar year in which the taxpayer reaches age 70-1/2; and

     o When distributions are required under the Code, a certain minimum amount, determined under the Code, must be distributed each year.

     In addition, other rules apply under the Code to determine when and how required minimum distributions must be made in the event of the taxpayer's death. The applicable plan documents will contain such rules.

                              FIXED ANNUITY PAYOUT

     The dollar amount of each fixed annuity payment will be at least as great as that determined in accordance with the annuity table that corresponds with the annuity option selected. The fixed annuity provides an annual guaranteed interest rate on all annuity options. American Fidelity Assurance Company may pay or credit excess interest on a fixed annuity at its discretion.

                                 LEGAL OPINIONS

     McAfee & Taft A Professional Corporation, Oklahoma City, Oklahoma, has provided advice on certain matters relating to the federal securities and income tax laws in connection with the policies.

                                   UNDERWRITER

     American Fidelity Securities, Inc., a wholly-owned subsidiary of American Fidelity Assurance Company, is the principal underwriter for the annuity policies and acts as the distributor of the policies. The policies are offered on a continuous basis. The aggregate underwriting commissions paid to and retained by American Fidelity Securities in connection with Separate Account C for 2002 was $3.00.

                      CUSTODIAN AND INDEPENDENT ACCOUNTANTS

     The name and address of the person who maintains physical possession of the accounts, books and other documents of American Fidelity Separate Account C required by Section 31(a) of the Investment Company Act of 1940 is David R. Carpenter, Executive Vice President and Treasurer, American Fidelity Assurance Company, 2000 N. Classen Boulevard, Oklahoma City, Oklahoma 73106.

     The financial statements of American Fidelity Separate Account C included in this Statement of Additional Information have been audited by KPMG LLP, independent auditors, as set forth in its report appearing below. KPMG LLP's address is 700 Oklahoma Tower, Oklahoma City, Oklahoma 73102.

                              FINANCIAL STATEMENTS

     Following are the financial statements of Separate Account C and American Fidelity Assurance Company. The financial statements of American Fidelity Assurance Company, should be considered only as bearing upon the ability of American Fidelity Assurance Company to meet its obligations under the policies.


                      AMERICAN FIDELITY SEPARATE ACCOUNT C

                              Financial Statements

                                December 31, 2002

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report


Board of Directors
American Fidelity Assurance Company, and
Contract Owners
American Fidelity Separate Account C:


We have audited the accompanying statements of assets and liabilities of the Socially Responsible Growth, Stock Index, Growth and Income, Small Company
Stock, International Value, Small Cap Value Focus (formerly Special Value Focus), Basic Value Focus, VP Balanced, VP Income and Growth, VP Ultra, VP International, Dual Strategy Fund, U.S. Government, Capital Appreciation, AMT Balanced, and AMT Liquid segregated subaccounts of American Fidelity Separate Account C as of December 31, 2002, and the related statements of operations, statements of changes in net assets, and financial highlights from inception (September 2, 2002) through December 31, 2002. These financial statements and financial highlights are the responsibility of Account C's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Investments owned at December 31, 2002 were verified by confirmation with the underlying funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the aforementioned segregated subaccounts of American Fidelity Separate Account C as of December 31, 2002, and the results of their operations, changes in their net assets, and financial highlights from inception (September 2, 2002) through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.



                                             /s/ KPMG LLP


Oklahoma City, Oklahoma
January 17, 2003

                                                 AMERICAN FIDELITY SEPARATE ACCOUNT C
                                                 Statements of Assets and Liabilities
                                                          December 31, 2002
                                                                                      Segregated Subaccounts
                                                                --------------------------------------------------------------------
                                                                  Socially                   Growth          Small
                                                                Responsible      Stock        and           Company    International
                                                                  Growth         Index       Income          Stock         Value
                                                                -----------   -----------  ------------   -----------   ------------
Investments:
    Dreyfus Socially Responsible Growth Fund, Inc. (29 shares
       at net asset value of $18.90 per share) (cost $554)      $      540
    Dreyfus Stock Index Fund (266 shares at net asset value
       of $22.47 per share) (cost $6,129)                                           5,975
    Dreyfus Variable Investment Funds:
       Growth and Income Portfolio (55 shares at net asset
         value of $16.06 per share) (cost $920)                                                     888
       Small Company Stock Portfolio (46 shares at net asset
         value of $14.25 per share) (cost $676)                                                                  659
       International Value Portfolio (90 shares at net asset
         value of $10.04 per share) (cost $930)                                                                               907
                                                                -----------   ------------  ------------   ----------   ----------
               Total assets                                            540          5,975           888          659          907
               Total liabilities                                         1             10             1            1            1
                                                                -----------   ------------  ------------   ----------   ----------
Net assets                                                      $      539          5,965           887          658          906
                                                                ===========   ============  ============   ==========   ==========
Accumulation units outstanding                                         55.0          596.0          88.6         67.4         95.5
Net asset value per unit                                        $     9.799         10.008        10.016        9.766        9.485

See accompanying notes to financial statements.

                                    AMERICAN FIDELITY SEPARATE ACCOUNT C
                                    Statements of Assets and Liabilities
                                              December 31, 2002
                                                                                   Segregated Subaccounts
                                                                                  -------------------------
                                                                                    Small Cap      Basic
                                                                                      Value        Value
                                                                                      Focus        Focus
                                                                                    ----------   ---------
Investments:
    Merrill Lynch Variable Series Funds:
       Small Cap Value Focus Fund, formerly
         Special Value Focus Fund  (340 shares at
            net asset value of $18.09 per share) (cost $6,356)                      $   6,152
       Basic Value Focus Fund (209 shares at net
         asset value of $10.85 per share) (cost $2,279)                                              2,273
                                                                                    ---------   ----------
               Total assets                                                             6,152        2,273
               Total liabilities                                                            9            4
                                                                                    ---------   ----------
Net assets                                                                          $   6,143        2,269
                                                                                    =========   ==========
Accumulation units outstanding                                                          611.9        217.7
Net asset value per unit                                                            $  10.040       10.421

See accompanying notes to financial statements.

                                                 AMERICAN FIDELITY SEPARATE ACCOUNT C
                                                 Statements of Assets and Liabilities
                                                          December 31, 2002
                                                                                        Segregated Subaccounts
                                                                  ------------------------------------------------------------------
                                                                                     VP                                     Dual
                                                                      VP         Income and       VP            VP        Strategy
                                                                   Balanced        Growth        Ultra     International    Fund
                                                                  -----------    -----------   ----------  -------------  ---------
Investments:
    American Century Variable Portfolios:
       VP Balanced (170 shares at net asset
         value of $5.81 per share) (cost $1,000)                  $    990
       VP Income and Growth (84 shares at net asset
         value of $5.16 per share) (cost $450)                                       434
       VP Ultra (58 shares at net asset value of
         $7.35 per share) (cost $451)                                                             430
       VP International Value (105 shares at net asset
         value of $5.21) (cost $563)                                                                           548
    American Fidelity Dual Strategy Fund, Inc. (377 shares at
       net asset value of $7.62) (cost $2,932)                                                                             2,871
                                                                   -----------   -----------   ----------  -----------   -----------
               Total assets                                            990           434          430          548         2,871
               Total liabilities                                         2           --             1            1             4
                                                                   -----------   -----------   ----------  -----------   -----------
Net assets                                                        $    988           434          429          547         2,867
                                                                   ===========   ===========   ==========  ===========   ===========
Accumulation units outstanding                                         99.8          45.1         45.0         56.2         293.5
Net asset value per unit                                          $   9.997         9.633        9.542        9.728         9.768

See accompanying notes to financial statements.

                                                 Statements of Assets and Liabilities
                                                          December 31, 2002
                                                                                               Segregated Subaccounts
                                                                                    ------------------------------------------------

                                                                                       U.S.         Capital       AMT       AMT
                                                                                    Government   Appreciation   Balanced   Liquid
                                                                                    ----------   ------------   --------   ---------
Investments:
    Federated Insurance Series Trust:
       Federated Fund for U.S. Government Securities II (378 shares at net
         asset value of $11.98 per share) (cost $4,480)                               $ 4,527
       Federated Fund Capital Appreciation Fund II
         (98 shares at net asset value of $4.43) (cost $450)                                          435
    Neuberger Berman Advisers Management Trust:
       AMT Balanced Portfolio (19 shares at net asset value of $7.81 per share)
         (cost $156)                                                                                              152
       AMT Liquid Asset Portfolio (1,059 shares at net asset value of $1 per share)
         (cost $1,059)                                                                                                      1,059
                                                                                       ----------  ----------  ----------  ---------
               Total assets                                                             4,527         435         152       1,059
               Total liabilities                                                            5         --          --            1
                                                                                       ----------  ----------  ----------  ---------
Net assets                                                                            $ 4,522         435         152       1,058
                                                                                       ==========  ==========  ==========  =========
Accumulation units outstanding                                                           447.9        45.0        15.6       105.9
Net asset value per unit                                                              $ 10.096       9.662       9.748       9.990

See accompanying notes to financial statements.

                                           AMERICAN FIDELITY SEPARATE ACCOUNT C
                                                 Statements of Operations
                                  Inception (September 2, 2002) through December 31, 2002
                                                                                Segregated Subaccounts
                                                         ----------------------------------------------------------------------
                                                          Socially                     Growth         Small
                                                         Responsible       Stock         and         Company     International
                                                           Growth          Index        Income        Stock          Value
                                                         -----------    -----------   -----------   ----------   -------------
Investment income (loss):
    Investment income distribution from underlying
       mutual fund                                       $      1            26             1              1              8
                                                          -----------   -----------   -----------   ------------   ------------
    Less expenses:
       Mortality and risk                                       1             9             1              1              2
       Administration                                         --              1           --             --             --
       Distribution                                           --              1           --             --             --
                                                          -----------   -----------   -----------   ------------   ------------
               Total expenses                                   1            11             1              1              2
                                                          -----------   -----------   -----------   ------------   ------------
               Net investment income (loss)                   --             15           --             --               6
                                                          -----------   -----------   -----------   ------------   ------------
Realized gains (losses) on investments:
    Realized gains distributions from underlying
       mutual fund                                            --            --            --             --             --
                                                          -----------   -----------   -----------   ------------   ------------
    Proceeds from sales                                       --            --            --             --             --
    Cost of investments sold                                  --            --            --             --             --
                                                          -----------   -----------   -----------   ------------   ------------
                                                              --            --            --             --             --
                                                          -----------   -----------   -----------   ------------   ------------
               Net realized gains (losses) on investments     --            --            --             --             --
                                                          -----------   -----------   -----------   ------------   ------------
Unrealized appreciation (depreciation) on investments:
    End of year                                                (14)        (154)          (32)           (17)           (23)
    Beginning of year                                         --            --            --             --             --
                                                          -----------   -----------   -----------   ------------   ------------
               Change in unrealized appreciation
                  (depreciation)                               (14)        (154)          (32)           (17)           (23)
                                                          -----------   -----------   -----------   ------------   ------------
               Net increase (decrease) in net
                  assets resulting from operations       $     (14)        (139)          (32)           (17)           (17)
                                                          ===========   ===========   ===========   ============   ============

See accompanying notes to financial statements.

                                           AMERICAN FIDELITY SEPARATE ACCOUNT C
                                                 Statements of Operations
                                  Inception (September 2, 2002) through December 31, 2002
                                                                                           Segregated Subaccounts
                                                                                     ------------------------------------
                                                                                        Small Cap            Basic
                                                                                          Value              Value
                                                                                          Focus              Focus
                                                                                     ----------------   -----------------
Investment income (loss):
    Investment income distribution from underlying mutual fund                      $         --                   26
                                                                                     ----------------   -----------------
    Less expenses:
       Mortality and risk                                                                       9                   4
       Administration                                                                           1                   1
       Distribution                                                                             1                 --
                                                                                     ----------------   -----------------
               Total expenses                                                                  11                   5
                                                                                     ----------------   -----------------
               Net investment income (loss)                                                   (11)                 21
                                                                                     ----------------   -----------------
Realized gains (losses) on investments:
    Realized gains distributions from underlying mutual fund                                  209                 --
                                                                                     ----------------   -----------------
    Proceeds from sales                                                                       287                 --
    Cost of investments sold                                                                  299                 --
                                                                                     ----------------   -----------------
                                                                                              (12)                --
                                                                                     ----------------   -----------------
               Net realized gains (losses) on investments                                     197                 --

Unrealized appreciation (depreciation) on investments:
    End of year                                                                              (204)                 (6)
    Beginning of year                                                                         --                  --
                                                                                     ----------------   -----------------
               Change in unrealized appreciation (depreciation)                              (204)                 (6)
                                                                                     ----------------   -----------------
               Net increase (decrease) in net assets resulting from operations      $         (18)                 15
                                                                                     ================   =================

See accompanying notes to financial statements.

                                                 AMERICAN FIDELITY SEPARATE ACCOUNT C
                                                       Statements of Operations
                                       Inception (September 2, 2002) through December 31, 2002
                                                                                   Segregated Subaccounts
                                                           -------------------------------------------------------------------------
                                                                               VP                                       Dual
                                                               VP          Income and       VP            VP          Strategy
                                                            Balanced        Growth         Ultra     International      Fund
                                                           -----------   -------------  -----------   -----------   --------------
Investment income (loss):
    Investment income distribution from underlying
       mutual fund                                        $    --             --              1           --              13
                                                           -----------   ------------   -----------   -----------   ------------
    Less expenses:
       Mortality and risk                                        2            --              1             1              5
       Administration                                          --             --            --            --               1
       Distribution                                            --             --            --            --             --
                                                           -----------   ------------   -----------   -----------   ------------
               Total expenses                                    2            --              1             1              6
                                                           -----------   ------------   -----------   -----------   ------------
               Net investment income (loss)                     (2)           --            --             (1)             7
                                                           -----------   ------------   -----------   -----------   ------------
Realized gains (losses) on investments:
    Realized gains distributions from underlying
       mutual fund                                             --             --            --            --             --
                                                           -----------   ------------   -----------   -----------   ------------
    Proceeds from sales                                        --             --            --            --             284
    Cost of investments sold                                   --             --            --            --             299
                                                           -----------   ------------   -----------   -----------   ------------
                                                               --             --            --            --             (15)
                                                           -----------   ------------   -----------   -----------   ------------
               Net realized gains (losses) on investments      --             --            --            --             --
Unrealized appreciation (depreciation) on investments:
    End of year                                                (10)           (16)          (21)          (15)           (61)
    Beginning of year                                          --             --            --            --             --
                                                           -----------   ------------   -----------   -----------   ------------
               Change in unrealized appreciation
                  (depreciation)                               (10)           (16)          (21)          (15)           (61)
                                                           -----------   ------------   -----------   -----------   ------------
               Net increase (decrease) in net
                  assets resulting from operations        $    (12)           (16)          (21)          (16)           (69)
                                                           ===========   ============   ===========   ===========   ============

See accompanying notes to financial statements.

                                          AMERICAN FIDELITY SEPARATE ACCOUNT C
                                                Statements of Operations
                                 Inception (September 2, 2002) through December 31, 2002
                                                                                   Segregated Subaccounts
                                                                 ------------------------------------------------------
                                                                    U.S.         Capital        AMT             AMT
                                                                 Government   Appreciation    Balanced        Liquid
                                                                 ----------   -----------   ------------   ------------
Investment income (loss):
    Investment income distribution from underlying mutual fund  $     --            --             --             --
                                                                 ----------   -----------   ------------   ------------
    Less expenses:
       Mortality and risk                                               4           --             --               1
       Administration                                                   1           --             --             --
       Distribution                                                   --            --             --             --
                                                                 ----------   -----------   ------------   ------------
               Total expenses                                           5           --             --               1
                                                                 ----------   -----------   ------------   ------------
               Net investment income (loss)                            (5)          --             --              (1)
                                                                 ----------   -----------   ------------   ------------
Realized gains (losses) on investments:
    Realized gains distributions from underlying mutual fund          --            --             --             --
                                                                 ----------   -----------   ------------   ------------
    Proceeds from sales                                               --            --             --             --
    Cost of investments sold                                          --            --             --             --
                                                                 ----------   -----------   ------------   ------------
                                                                      --            --             --             --
                                                                 ----------   -----------   ------------   ------------
               Net realized gains (losses) on investments             --            --             --             --
Unrealized appreciation (depreciation) on investments:
    End of year                                                        47           (15)            (4)           --
    Beginning of year                                                 --            --             --             --
                                                                 ----------   -----------   ------------   ------------
               Change in unrealized appreciation
                  (depreciation)                                       47           (15)            (4)           --
                                                                 ----------   -----------   ------------   ------------
               Net increase (decrease) in net
                  assets resulting from operations              $      42           (15)            (4)            (1)
                                                                 ==========   ===========   ============   ============

See accompanying notes to financial statements.

                                                 AMERICAN FIDELITY SEPARATE ACCOUNT C
                                                 Statements of Changes in Net Assets
                                       Inception (September 2, 2002) through December 31, 2002
                                                                                    Segregated Subaccounts
                                                          --------------------------------------------------------------------------
                                                         Socially                       Growth         Small
                                                       Responsible        Stock           and         Company        International
                                                         Growth           Index         Income         Stock             Value
                                                        ------------   ------------   -----------   ------------   -----------------
Increase (decrease) in net assets from operations:
    Net investment income (loss)                       $     --              15           --             --                    6
    Net realized gains (losses) on investments               --             --            --             --                  --
    Change in unrealized appreciation (depreciation)
       on investments                                        (14)          (154)          (32)           (17)                (23)
                                                        ------------   ------------   -----------   ------------   -----------------
               Net increase (decrease) in net
                  assets resulting from operations           (14)          (139)          (32)           (17)                (17)
                                                        ------------   ------------   -----------   ------------   -----------------
Changes from principal transactions:
    Net purchase payments received (note 3)                  553          6,104           919            675                 923
    Withdrawal of funds (note 3)                             --             --            --             --                  --
                                                        ------------   ------------   -----------   ------------   -----------------
               Increase in net assets derived from
                  principal transactions                     553          6,104           919            675                 923
                                                        ------------   ------------   -----------   ------------   -----------------
               Increase in net assets                        539          5,965           887            658                 906
Net assets, beginning of year                                --             --            --             --                  --
                                                        ------------   ------------   -----------   ------------   -----------------
Net assets, end of year                                $     539          5,965           887            658                 906
                                                        ============   ============   ===========   ============   =================

See accompanying notes to financial statements.

                                AMERICAN FIDELITY SEPARATE ACCOUNT C
                                 Statements of Changes in Net Assets
                       Inception (September 2, 2002) through December 31, 2002
                                                                         Segregated Subaccounts
                                                                      -----------------------------
                                                                        Small Cap         Basic
                                                                         Value            Value
                                                                         Focus            Focus
                                                                      -------------   -------------
Increase (decrease) in net assets from operations:
    Net investment income (loss)                                      $      (11)             21
    Net realized gains (losses) on investments                               197              --
    Change in unrealized appreciation (depreciation) on investments         (204)             (6)
                                                                       ------------   -------------
               Net increase (decrease) in net assets resulting from
                  operations                                                 (18)             15
                                                                       ------------   -------------
Changes from principal transactions:
    Net purchase payments received (note 3)                                6,448           2,254
    Withdrawal of funds (note 3)                                            (287)            --
                                                                       ------------   -------------
               Increase in net assets derived from
                  principal transactions                                   6,161           2,254
                                                                       ------------   -------------
               Increase in net assets                                      6,143           2,269
Net assets, beginning of year                                                --              --
                                                                       ------------   -------------
Net assets, end of year                                               $    6,143           2,269
                                                                       ============   =============

See accompanying notes to financial statements.

                      AMERICAN FIDELITY SEPARATE ACCOUNT C
                       Statements of Changes in Net Assets
             Inception (September 2, 2002) through December 31, 2002
                                                                Segregated Subaccounts
                                                        ----------------------------------------------------------------------------
                                                                             VP                                         Dual
                                                             VP          Income and        VP               VP        Strategy
                                                          Balanced         Growth        Ultra        International     Fund
                                                        -------------   ------------   ------------   -------------  ------------
Increase (decrease) in net assets from operations:
    Net investment income (loss)                       $       (2)           --             --             (1)             7
    Net realized gains (losses) on investments                --             --             --            --             (15)
    Change in unrealized appreciation (depreciation)
       on investments                                         (10)           (16)           (21)          (15)           (61)
                                                        -------------   ------------   ------------   -----------   ------------
               Net increase (decrease) in net
                  assets resulting from operations            (12)           (16)           (21)          (16)           (69)
                                                        -------------   ------------   ------------   -----------   ------------
Changes from principal transactions:
    Net purchase payments received (note 3)                 1,000            450            450           563          3,220
    Withdrawal of funds (note 3)                              --             --             --            --            (284)
                                                        -------------   ------------   ------------   -----------   ------------
               Increase in net assets derived from
                  principal transactions                    1,000            450            450           563          2,936
                                                        -------------   ------------   ------------   -----------   ------------
               Increase in net assets                         988            434            429           547          2,867
Net assets, beginning of year                                 --             --             --            --             --
                                                        -------------   ------------   ------------   -----------   ------------
Net assets, end of year                                $      988            434            429           547          2,867
                                                        =============   ============   ============   ===========   ============

See accompanying notes to financial statements.

                                               AMERICAN FIDELITY SEPARATE ACCOUNT C
                                                Statements of Changes in Net Assets
                                      Inception (September 2, 2002) through December 31, 2002
                                                                                            Segregated Subaccounts
                                                                           ------------------------------------------------------
                                                                             U.S.          Capital           AMT         AMT
                                                                          Government     Appreciation     Balanced      Liquid
                                                                         -----------     ------------   -------------  ----------
Increase (decrease) in net assets from operations:
    Net investment income (loss)                                        $       (5)           --             --             (1)
    Net realized gains (losses) on investments                                 --             --             --            --
    Change in unrealized appreciation (depreciation) on investments             47            (15)            (4)          --
                                                                         ------------   ------------   ------------  ------------
               Net increase (decrease) in net                                                                              --
                 assets resulting from operations                               42            (15)            (4)           (1)
                                                                         ------------   ------------   ------------  ------------
Changes from principal transactions:
    Net purchase payments received (note 3)                                  4,480            450            156         1,059
    Withdrawal of funds (note 3)                                               --             --             --            --
                                                                         ------------   ------------   ------------  ------------
               Increase in net assets derived from
                 principal transactions                                      4,480            450            156         1,059
                                                                         ------------   ------------   ------------  ------------
               Increase in net assets                                        4,522            435            152         1,058
Net assets, beginning of year                                                  --             --             --            --
                                                                         ------------   ------------   ------------  ------------
Net assets, end of year                                                 $    4,522            435            152         1,058
                                                                         ============   ============   ============  ============

See accompanying notes to financial statements.

                      AMERICAN FIDELITY SEPARATE ACCOUNT C
                              Financial Highlights
                               December 31, 2002
                                                                    Socially
                                                                   Responsible
                                                                      Growth
                                                                      ------
Net assets                                                        $       539
Accumulation unit value                                           $     9.799
Number of accumulation units outstanding                                 55.0
Investment income as a percent of average net assets *                    0.45%
Expenses as a percent of average net assets *                             1.50%
Total return                                                            (30.00)%

                                                                      Stock
                                                                      Index
                                                                      -----
Net assets                                                        $     5,965
Accumulation unit value                                           $    10.008
Number of accumulation units outstanding                                596.0
Investment income as a percent of average net assets *                    0.93%
Expenses as a percent of average net assets *                             1.50%
Total return                                                            (23.52)%

                                                                      Growth
                                                                    and Income
                                                                    ----------
Net assets                                                        $       887
Accumulation unit value                                           $    10.016
Number of accumulation units outstanding                                 88.6
Investment income as a percent of average net assets *                    0.45%
Expenses as a percent of average net assets *                             1.50%
Total return                                                            (26.44)%

                                                                      Small
                                                                     Company
                                                                      Stock
                                                                      -----
Net assets                                                        $       658
Accumulation unit value                                           $     9.766
Number of accumulation units outstanding                                 67.4
Investment income as a percent of average net assets *                    0.48%
Expenses as a percent of average net assets *                             1.50%
Total return                                                            (20.91)%

                                                                  International
                                                                      Value
                                                                      -----
Net assets                                                        $       906
Accumulation unit value                                           $     9.485
Number of accumulation units outstanding                                 95.5
Investment income as a percent of average net assets *                    2.17%
Expenses as a percent of average net assets *                             1.50%
Total return                                                            (13.53)%

                                                                      Small
                                                                    Cap Value
                                                                      Focus
                                                                      -----
Net assets                                                        $     6,143
Accumulation unit value                                           $    10.040
Number of accumulation units outstanding                                611.9
Investment income as a percent of average net assets *                    0.00%
Expenses as a percent of average net assets *                             1.50%
Total return                                                            (24.90)%

                                                                       Basic
                                                                   Value Focus
                                                                   -----------
Net assets                                                        $     2,269
Accumulation unit value                                           $    10.421
Number of accumulation units outstanding                                217.7
Investment income as a percent of average net assets *                    2.02%
Expenses as a percent of average net assets *                             1.50%
Total return                                                            (18.99)%

                                                                   VP Balanced
                                                                   -----------
Net assets                                                        $       988
Accumulation unit value                                           $     9.997
Number of accumulation units outstanding                                 99.8
Investment income as a percent of average net assets *                    0.00%
Expenses as a percent of average net assets *                             1.50%
Total return                                                            (10.91)%

                                                                    VP Income
                                                                    and Growth
                                                                    ----------
Net assets                                                        $       434
Accumulation unit value                                           $     9.633
Number of accumulation units outstanding                                 45.1
Investment income as a percent of average net assets *                    0.00%
Expenses as a percent of average net assets *                             1.50%
Total return                                                            (20.58)%

                                                                     VP Ultra
                                                                     --------
Net assets                                                        $       429
Accumulation unit value                                           $     9.542
Number of accumulation units outstanding                                 45.0
Investment income as a percent of average net assets *                    0.73%
Expenses as a percent of average net assets *                             1.50%
Total return                                                            (23.86)%

                                                                       VP
                                                                  International
                                                                  -------------
Net assets                                                        $       547
Accumulation unit value                                           $     9.728
Number of accumulation units outstanding                                 56.2
Investment income as a percent of average net assets *                    0.00%
Expenses as a percent of average net assets *                             1.50%
Total return                                                            (21.56)%

                                                                      Dual
                                                                  Strategy Fund
                                                                  -------------
Net assets                                                        $     2,867
Accumulation unit value                                           $     9.768
Number of accumulation units outstanding                                293.5
Investment income as a percent of average net assets *                    0.86%
Expenses as a percent of average net assets *                             1.50%
Total return                                                            (26.17)%

                                                                       U.S.
                                                                    Government
                                                                    ----------
Net assets                                                        $     4,522
Accumulation unit value                                           $    10.096
Number of accumulation units outstanding                                447.9
Investment income as a percent of average net assets *                    0.00%
Expenses as a percent of average net assets *                             1.50%
Total return                                                              7.42%

                                                                      Capital
                                                                   Appreciation
                                                                   ------------
Net assets                                                        $       435
Accumulation unit value                                           $     9.662
Number of accumulation units outstanding                                 45.0
Investment income as a percent of average net assets *                    0.00%
Expenses as a percent of average net assets *                             1.50%
Total return                                                            (24.10)%

                                                                   AMT Balanced
                                                                   ------------
Net assets                                                        $       152
Accumulation unit value                                           $     9.748
Number of accumulation units outstanding                                 15.6
Investment income as a percent of average net assets *                    0.00%
Expenses as a percent of average net assets *                             1.50%
Total return                                                            (18.39)%

                                                                    AMT Liquid
                                                                    ----------
Net assets                                                        $     1,058
Accumulation unit value                                           $     9.990
Number of accumulation units outstanding                                105.9
Investment income as a percent of average net assets *                    0.07%
Expenses as a percent of average net assets *                             1.50%
Total return                                                             (1.27)%

-----------------

*    Annualized

                      AMERICAN FIDELITY SEPARATE ACCOUNT C

                          Notes to Financial Statements

                                December 31, 2002


(1)  Summary of Significant Accounting Policies

     (a)  General

          American Fidelity Separate Account C (Account C) is a separate account of American Fidelity Assurance Company (AFA). The inception date of Account C was June 4, 2002; however, no purchases occurred until operations commenced on September 2, 2002.

          The assets of each of the segregated subaccounts are held for the exclusive benefit of the variable annuity contract owners and are not chargeable with liabilities arising out of the business conducted by any other account or by AFA. Contract owners allocate their variable annuity purchase payments to one or more of the segregated subaccounts. Such payments are then invested in the various funds underlying the subaccounts (collectively referred to as the Funds).

          One of Account C's subaccounts, the American Fidelity Dual Strategy Fund, Inc., is a mutual fund sponsored by AFA.

          Account C also offers a Dreyfus Technology Growth Portfolio, an American Century VP Capital and Appreciation Portfolio, and a Neuberger Berman AMT Growth Portfolio; however, no contract owners have allocated payments to those subaccounts during 2002.

     (b)  Investments

          Investments in shares of the Funds are stated at fair value, which is the net asset value per share as determined daily by the Funds. Transactions are recorded on a trade-date basis by the Funds. Income from dividends and gains from realized gain distributions are recorded on the ex-distribution date.

          Realized gains and losses from investment transactions and unrealized appreciation or depreciation of investments are determined on the average cost basis.

     (c)  Income Taxes

          Account C is not taxed separately because the operations of Account C are part of the total operations of AFA. AFA files its federal income tax returns under sections of the Internal Revenue Code applicable to life insurance companies. Account C's net increase in net assets from operations is not expected to result in taxable income under present regulations. Account C will not be taxed as a "regulated investment company" under subchapter M of the Internal Revenue Code.

     (d)  Annuity Reserves

          Annuity reserves are computed for currently payable contracts according to the Progressive Annuity Mortality Table. The assumed interest rate is 3.5% unless the annuitant elects otherwise, in which case the rate may vary from zero to 5% as regulated by the laws of the respective states. Charges to annuity reserves for mortality and expense risks experience are reimbursed to AFA if the reserves required are less than originally estimated.

          If additional reserves are required, AFA reimburses Account C. At December 31, 2002, there were no contract owners who had elected the variable annuity method of payout. Accordingly, Account C held no annuity reserves at December 31, 2002.

     (e)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

(2)  Variable Annuity Contracts

     AFA manages the operations of Account C and assumes certain mortality and expense risks under the variable annuity contracts. Administrative fees are equal to 0.0004110% of the Funds' daily net assets (0.15% per annum). Distribution fees are equal to 0.0002740% (0.10% per annum). Mortality and expense fees are equal to 0.0034247% of the Funds' daily net assets (1.25% per annum).

     During the accumulation period, contract owners may partially or totally withdraw from Account C by surrendering a portion or all of their accumulation units. The Internal Revenue Code may limit certain withdrawals based upon age, disability, and other factors. When contract owners withdraw, they receive the current value of their accumulation units, less applicable withdrawal charges.

(3)  Unit Activity From Contract Transactions

     Transactions in units for each segregated subaccount for the years ended December 31, 2002 were as follows:

                                                                  December 31, 2002
                                                               Segregated Subaccounts
                                -------------------------------------------------------------------------------------
                                  Socially                                    Small
                                 Responsible     Stock         Growth        Company      International  Technology
                                   Growth        Index       and Income       Stock          Value         Growth
                                ------------- -------------  ------------  -------------  ------------  -------------
Accumulation units:
    Outstanding, beginning of year        --            --            --             --            --             --
    Increase for purchase
      payments received                 55.0         596.0          88.6           67.4          95.5             --
    Decrease for withdrawal
      of funds                            --            --            --             --            --             --
                                ------------- -------------  ------------  -------------  ------------  -------------
    Outstanding, end of year            55.0         596.0          88.6           67.4          95.5             --
                                ============= =============  ============  =============  ============  =============


                                                               December 31, 2002
                                                            Segregated Subaccounts
                                                    ----------------------------------------
                                                        Small Cap               Basic
                                                       Value Focus           Value Focus
                                                    ------------------    ------------------
Accumulation units:
     Outstanding, beginning of year                            --                    --
     Increase for purchase
        payments received                                       641.6                 217.7
     Decrease for withdrawal
        of funds                                                (29.7)               --
                                                    ------------------    ------------------
     Outstanding, end of year                                   611.9                 217.7
                                                    ==================    ==================

                                                                      December 31, 2002
                                                                   Segregated Subaccounts
                                -------------------------------------------------------------------------------------
                                                   VP            VP                                         Dual
                                     VP        Capital and     Income           VP            VP          Strategy
                                  Balanced     Appreciation  and Growth       Ultra       International     Fund
                                ------------- ------------- -------------  -------------  ---------------------------
Accumulation units:
    Outstanding, beginning of year        --            --            --             --            --             --
    Increase for purchase
      payments received                 99.8            --          45.1           45.0          56.2          322.8
    Decrease for withdrawal
      of funds                            --            --            --             --            --          (29.3)
                                ------------- -------------  ------------  -------------  ------------  -------------
    Outstanding, end of year            99.8            --          45.1           45.0          56.2          293.5
                                ============= =============  ============  =============  ============  =============


                                                                      December 31, 2002
                                                                   Segregated Subaccounts
                                    ----------------------------------------------------------------------------------
                                         U.S.           Capital            AMT             AMT              AMT
                                      Government       Appreciation     Balanced          Growth           Liquid
                                    ---------------  -------------------------------  ---------------  ---------------
Accumulation units:
    Outstanding, beginning of year            --               --              --               --               --
    Increase for purchase
       payments received                     447.9             45.0            15.6             --              105.9
    Decrease for withdrawal
       of funds                               --               --              --               --               --
                                    ---------------  ---------------  --------------  ---------------  ---------------
    Outstanding, end of year                 447.9             45.0            15.6             --              105.9
                                    ===============  ===============  ==============  ===============  ===============

                       AMERICAN FIDELITY ASSURANCE COMPANY
                                AND SUBSIDIARIES

                        Consolidated Financial Statements

                         December 31, 2002 and 2001 and
                       Each of the Years in the Three-Year
                         Period Ended December 31, 2002

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report



Board of Directors
American Fidelity Assurance Company:


We have audited the accompanying consolidated balance sheets of American Fidelity Assurance Company and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 2002. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedules III and IV for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Fidelity Assurance Company and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.


                                              KPMG LLP

Oklahoma City, Oklahoma
March 11, 2003

                                AMERICAN FIDELITY ASSURANCE COMPANY
                                         AND SUBSIDIARIES

                                    Consolidated Balance Sheets

                                    December 31, 2002 and 2001
                             (In thousands, except per share amounts)

     Assets                                                             2002            2001
                                                                    ------------     ------------
Investments:
       Fixed maturities available for sale, at fair value
            (amortized cost of $1,476,987 and $1,314,630
            in 2002 and 2001, respectively)                         $  1,556,036        1,338,195
       Equity securities, at fair value:
            Preferred stock (cost of $14,061 and $12,802 in 2002
                 and 2001, respectively)                                  14,646           13,142
            Common stocks (cost of $7,397 and $7,728 in
                 2002 and 2001, respectively)                              7,524            7,884
       Mortgage loans on real estate, net                                223,124          190,189
       Investment real estate, at cost (less accumulated
            depreciation of $8 and $5 in 2002
            and 2001, respectively)                                        4,134            4,137
       Policy loans                                                       26,814           25,619
       Short-term and other investments                                   15,941           40,562
                                                                    ------------     ------------
                                                                       1,848,219        1,619,728
                                                                    ------------     ------------
Cash                                                                      41,314           70,652
                                                                    ------------     ------------
Accrued investment income                                                 20,899           18,928
                                                                    ------------     ------------
Accounts receivable:
       Uncollected premiums                                               58,088           59,302
       Reinsurance receivable                                            672,710          640,789
       Other                                                              13,321           16,404
                                                                    ------------     ------------
                                                                         744,119          716,495
Deferred policy acquisition costs                                        284,416          273,507
Other assets                                                               7,478            5,387
Separate account assets                                                  198,258          243,861
                                                                    ------------     ------------
                           Total assets                             $  3,144,703        2,948,558
                                                                    ============     ============

                                AMERICAN FIDELITY ASSURANCE COMPANY
                                         AND SUBSIDIARIES

                                    Consolidated Balance Sheets

                                    December 31, 2002 and 2001
                             (In thousands, except per share amounts)
     Liabilities and Stockholder's Equity                                2002            2001
                                                                    ------------     ------------
Policy liabilities:
       Reserves for future policy benefits:
            Life and annuity                                        $    722,716          689,415
            Accident and health                                          263,432          250,485
       Unearned premiums                                                   3,224            3,593
       Benefits payable                                                   64,421           53,254
       Funds held under deposit administration contracts                 582,386          549,053
       Other policy liabilities                                          122,865          114,208
                                                                    ------------     ------------
                                                                       1,759,044        1,660,008
                                                                    ------------     ------------
Other liabilities:
       Funds withheld under reinsurance contract (notes 11 and 12)       482,730          443,722
       Net deferred income tax liability                                  85,819           70,012
       General expenses, taxes, licenses and fees payable,
            and other liabilities                                        106,659           79,399
                                                                    ------------     ------------
                                                                         675,208          593,133
Notes payable                                                            148,643          129,357
Separate account liabilities                                             198,258          243,861
                                                                    ------------     ------------
                           Total liabilities                           2,781,153        2,626,359
                                                                    ------------     ------------
Stockholder's equity:
       Common stock, par value $10 per share.  250,000
            shares authorized, issued, and outstanding                     2,500            2,500
       Additional paid-in capital                                         29,276           27,465
       Accumulated other comprehensive income                             47,053           15,533
       Retained earnings                                                 284,721          276,701
                                                                    ------------     ------------
                           Total stockholder's equity                    363,550          322,199
Commitments and contingencies (notes 9, 11, 12, and 14)
                                                                    ------------     ------------
                         Total liabilities and stockholder's equity $  3,144,703        2,948,558
                                                                    ============     ============

See accompanying notes to consolidated financial statements.

                                            AMERICAN FIDELITY ASSURANCE COMPANY
                                                     AND SUBSIDIARIES

                                             Consolidated Statements of Income

                                       Years ended December 31, 2002, 2001, and 2000
                                         (In thousands, except per share amounts)
                                                                            2002               2001              2000
                                                                        -------------      ------------      ------------
Revenues:
      Premiums:
           Life and annuity                                             $      30,374            33,411            31,950
           Accident and health                                                336,425           274,097           227,466
                                                                        -------------      ------------      ------------
                                                                              366,799           307,508           259,416
      Net investment income                                                    73,747            65,297            73,311
      Other income, net                                                        18,763            33,185            21,007
                                                                        -------------      ------------      ------------
                          Total revenues                                      459,309           405,990           353,734
                                                                        -------------      ------------      ------------
Benefits:
      Benefits paid or provided:
           Life and annuity                                                    22,858            26,714            25,134
           Accident and health                                                175,925           138,037           117,467
      Interest credited to funded contracts                                    27,887            28,148            28,558
      (Decrease) increase in reserves for future policy benefits:
           Life and annuity (net of increase in reinsurance
                reserves ceded of $34,876, $49,463, and $791 in 2002,
                2001, and 2000, respectively)                                  (1,575)              597             3,905
           Accident and health (net of [decrease] increase in
                reinsurance reserves ceded of $[1,857], $39,390, and
                $[10,239], in 2002, 2001, and 2000, respectively)              14,804            21,707            16,580
                                                                        -------------      ------------      ------------
                                                                              239,899           215,203           191,644
                                                                        -------------      ------------      ------------
Expenses:
      Selling costs                                                           113,345            93,159            77,835
      Other operating, administrative, and general expenses                    73,171            71,668            59,399
      Taxes, other than federal income taxes, and licenses
           and fees                                                            16,620            12,118            10,754
      Increase in deferred policy acquisition costs                           (10,909)          (31,269)          (27,017)
                                                                        -------------      ------------      ------------
                                                                              192,227           145,676           120,971
                                                                        -------------      ------------      ------------
                          Total benefits and expenses                         432,126           360,879           312,615
                                                                        -------------      ------------      ------------
                          Income before income tax expense (benefit)           27,183            45,111            41,119
                                                                        -------------      ------------      ------------
Income tax expense (benefit):
      Current                                                                   6,630             3,358            21,256
      Deferred                                                                 (1,006)           10,837            (8,183)
                                                                        -------------      ------------      ------------
                                                                                5,624            14,195            13,073
                                                                        -------------      ------------      ------------
                          Net income                                    $      21,559            30,916            28,046
                                                                        =============      ============      ============
Basic net income per share                                              $       86.24            123.66            112.18

See accompanying notes to consolidated financial statements.

                                                 AMERICAN FIDELITY ASSURANCE COMPANY
                                                          AND SUBSIDIARIES

                                           Consolidated Statements of Stockholder's Equity

                                            Years ended December 31, 2002, 2001, and 2000
                                                           (In thousands)
                                                                                                      Accumulated
                                                                   Additional                            other             Total
                                                    Common          paid-in          Retained        comprehensive     stockholder's
                                                     stock          capital          earnings        income (loss)        equity
                                                  -----------     -----------      ------------      ------------      ------------
Balance at December 31, 1999                      $    2,500          23,244           244,870           (18,129)          252,485
Comprehensive income:
       Net income                                        --              --             28,046               --             28,046
       Net change in unrealized holding
            loss on investments available
            for sale, net of reclassification
            adjustment                                   --              --                --             10,934            10,934
                                                                                                                      ------------
       Comprehensive income                                                                                                 38,980
Dividends                                                --              --            (11,137)              --            (11,137)
                                                  ----------     -----------      ------------      ------------      ------------
Balance at December 31, 2000                           2,500          23,244           261,779            (7,195)          280,328
Comprehensive income:
       Net income                                        --              --             30,916               --             30,916
       Net change in unrealized holding
            loss on investments available
            for sale, net of reclassification
            adjustment                                   --              --                --             22,728            22,728
                                                                                                                      ------------
       Comprehensive income                                                                                                 53,644
Capital contribution                                     --            4,221               --                --              4,221
Dividends                                                --              --            (15,994)              --            (15,994)
                                                  ----------     -----------      ------------      ------------      ------------
Balance at December 31, 2001                           2,500          27,465           276,701            15,533           322,199
Comprehensive income:
       Net income                                        --              --             21,559               --             21,559
       Net change in unrealized holding
            gain on investments available
            for sale, net of reclassification
            adjustment                                   --              --                --             36,308            36,308
       Minimum pension liability
            adjustment, net                              --              --                --             (4,788)           (4,788)
                                                                                                                      ------------
       Comprehensive income                                                                                                 53,079
Capital contribution                                     --            1,811               --                --              1,811
Dividends                                                --              --            (13,539)              --            (13,539)
                                                  ----------     -----------      ------------      ------------      ------------
Balance at December 31, 2002                      $    2,500          29,276           284,721            47,053           363,550
                                                  ==========     ===========      ============      ============      ============

See accompanying notes to consolidated financial statements.

                                         AMERICAN FIDELITY ASSURANCE COMPANY
                                                  AND SUBSIDIARIES

                                        Consolidated Statements of Cash Flows

                                    Years ended December 31, 2002, 2001, and 2000
                                                   (In thousands)
                                                                       2002             2001              2000
                                                                  -------------     -------------     -------------
Cash flows from operating activities:
      Net income                                                  $     21,559            30,916            28,046
                                                                  -------------     -------------     -------------
      Adjustments to reconcile net income to net cash
        provided by operating activities:
               Provision for depreciation                                    3                46               152
               Accretion of discount on investments                     (4,286)           (2,822)             (538)
               Realized (gains) losses on investments                   (2,366)            4,556              (199)
               Increase in deferred policy acquisition costs           (10,909)          (31,269)          (27,017)
               (Increase) decrease in accrued investment
                    income                                              (1,971)            1,621              (257)
               Increase in accounts receivable                         (27,624)          (63,538)          (15,057)
               (Increase) decrease in other assets, net of
                    realized gains                                      (2,091)              665             2,283
               Increase in policy liabilities                           55,924           121,658            29,064
               Interest credited on deposit and other
                    investment-type contracts                           27,887            28,148            28,558
               Charges on deposit and other
                    investment-type contracts                           (6,667)           (8,190)          (10,047)
               Increase in general expenses, taxes, licenses
                    and fees payable, funds withheld under
                    reinsurance contract, and other liabilities         58,901            60,595            12,689
               Deferred income taxes                                    (1,006)           10,837            (8,183)
                                                                  -------------     -------------     -------------
                        Total adjustments                               85,795           122,307            11,448
                                                                  -------------     -------------     -------------
                        Net cash provided by operating activities      107,354           153,223            39,494
                                                                  -------------     -------------     -------------
Cash  flows from investing activities: Sale, maturity,
  or repayment of investments:
           Fixed maturities available for sale                         606,026           621,559           208,148
           Equity securities                                             3,749             5,734            18,821
           Mortgage loans on real estate                                22,904            17,676            24,225
           Real estate                                                     --              3,344                 7
      Net change in short-term and
           other investments, net of realized gains                     23,103            (7,659)           19,566
      Purchase of investments:
           Fixed maturities available for sale                        (759,674)         (666,993)         (217,001)
           Equity securities                                            (4,677)             (672)           (1,784)
           Mortgage loans on real estate                               (56,378)          (48,941)          (37,740)
           Real estate                                                     --                --             (6,086)
      Net change in policy loans                                        (1,195)             (134)              (63)
      Cash received in assumption reinsurance
           agreement (note 12)                                             --                --              1,756
                                                                  -------------     -------------     -------------
                        Net cash (used in) provided by
                             investing activities                     (166,142)          (76,086)            9,849
                                                                  -------------     -------------     -------------

                                         AMERICAN FIDELITY ASSURANCE COMPANY
                                                  AND SUBSIDIARIES

                                        Consolidated Statements of Cash Flows

                                    Years ended December 31, 2002, 2001, and 2000
                                                   (In thousands)
                                                                        2002            2001              2000
                                                                  ---------------   -------------     -------------
Cash flows from financing activities:
      Dividends paid to parent                                    $     (13,539)         (14,719)          (11,137)
      Capital contribution from parent                                    1,811            4,221               --
      Proceeds from notes payable                                        20,000              --            105,434
      Repayment of notes payable                                           (714)         (10,714)         (102,714)
      Deposits to deposit and other
           investment-type contracts                                     76,438           62,791            55,983
      Withdrawals from deposit and other
           investment-type contracts                                    (54,546)         (65,833)          (95,298)
                                                                  --------------    -------------     -------------
                    Net cash provided by (used in)
                         financing activities                            29,450          (24,254)          (47,732)
                                                                  --------------    -------------     -------------
                    Net (decrease) increase in cash                     (29,338)          52,883             1,611
Cash at beginning of year                                                70,652           17,769            16,158
                                                                  --------------    -------------     -------------
Cash at end of year                                               $      41,314           70,652            17,769
                                                                  ==============    =============     =============
Supplemental disclosure of cash flow information:
      Cash paid during the year for:
           Interest on notes payable                              $       8,056            8,406             8,724
           Federal income taxes, net of refunds received                 10,271           20,500             8,850
Supplemental disclosure of noncash investing activities:
      Change in unrealized holding gain on
           investment available for sale, net of deferred tax
           expense of $19,392, $12,394 and $5,888
            in 2002, 2001, and 2000, respectively                        36,308           22,728            10,934
      Minimum pension liability adjustment, net of
           deferred tax benefit of $2,579                                (4,788)             --                --
Supplemental disclosure of amounts transferred
      to parent company through dividend of affiliated
      companies:
           Real estate                                                      --            10,449               --
           Accounts receivable                                              --                13               --
           Accrued investment income                                        --                 5               --
           Other assets                                                     --               250               --
           Notes payable                                                    --             9,042               --
           Deferred tax liability                                           --                44               --
           Other liabilities                                                --               356               --

See accompanying notes to consolidated financial statements.


                       AMERICAN FIDELITY ASSURANCE COMPANY
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 2002, 2001, and 2000




(1)  Significant Accounting Policies

     (a)  Business

          American Fidelity Assurance Company (AFA or the Company) and subsidiaries provide a variety of financial services. AFA is a wholly owned subsidiary of American Fidelity Corporation (AFC), a Nevada insurance holding company. The Company is subject to state insurance regulations and periodic examinations by state insurance departments.

          AFA is licensed in 49 states and the District of Columbia with approximately 32% of direct premiums written in Oklahoma, Texas, and California. AFA is represented by approximately 300 salaried managers and agents, and over 9,100 brokers. Activities of AFA are largely concentrated in the group disability income, group and individual annuity, supplemental health, and individual medical markets. In addition, individual and group life business is also conducted. The main thrust of AFA's sales is worksite marketing of voluntary products through the use of payroll deduction. The Company sells these voluntary products through a salaried sales force that is broken down into two divisions: the Association Worksite Division (AWD) and American Fidelity Educational Services (AFES). AWD specializes in voluntary disability income insurance programs aimed at selected groups and associations whose premiums are funded by employees through payroll deductions. AFES focuses on marketing to public school employees with voluntary insurance products such as disability income, tax-sheltered annuities, life insurance, dread disease, and accidental death and dismemberment. These premiums are also funded by employees through payroll deductions. The expertise gained by the Company in worksite marketing of voluntary products is used by the Strategic Alliance Division in developing products to meet special situations and focusing on marketing to a broad range of employers through independent broker agencies and agents interested in getting into or enhancing their payroll deduction capability. The AFAmeriLife Division was formed upon the acquisition of a block of life business in 2000. This division has begun marketing individual life products through the internet and through independent brokers.

     (b)  Basis of Presentation and Principles of Consolidation

          The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which vary in some respects from statutory accounting practices prescribed or permitted by state insurance departments (see note 2). The consolidated financial statements include the accounts and operations of AFA and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

     (c)  Use of Estimates

          Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates. Principal estimates that could change in the future are the actuarial assumptions used in establishing deferred policy acquisition costs and policy liabilities.

     (d)  Investments

          Management determines the appropriate classification of investments at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold the investments until maturity, they are classified as held to maturity and carried at amortized cost. Investments to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value. Fair values of investments available for sale are based on quoted market prices. All of the Company's investments are classified as available for sale.

          The effects of any unrealized holding gains or losses on securities available for sale are reported as accumulated other comprehensive income, a separate component of stockholder's equity, net of deferred taxes. Transfers of securities between categories are recorded at fair value at the date of transfer.

          Short-term investments are reported at cost, which approximates fair value. Equity securities (common and nonredeemable preferred stocks) are reported at fair value, except for the Company's investment in common stock of the Federal Home Loan Bank of Topeka, which is a required investment that is carried at cost. Mortgage loans on real estate are reported at the unpaid balance less an allowance for possible losses. Investment in real estate is carried at cost less accumulated depreciation. Investment in real estate, excluding land, is depreciated on a straight-line basis using the estimated life of no more than 39 years. Policy loans are reported at the unpaid balance.

          Realized gains or losses on disposal of investments are determined on a specific-identification basis and are included in the accompanying consolidated statements of income.

          Because the Company's primary business is in the insurance industry, the Company holds a significant amount of assets that are matched with its liabilities in relation to maturity and interest margin. In order to maximize earnings and minimize risk, the Company invests in a diverse portfolio of investments. The portfolio is diversified by geographic region, investment type, underlying collateral, maturity, and industry. Management does not believe the Company has any significant concentrations of credit risk in its investments.

          The investment portfolio includes fixed maturities, equity securities, mortgage loans, real estate, policy loans, and short-term and other investments. The Company's portfolio does not include any fixed maturities that are low investment-grade and have a high yield (junk bonds). The Company limits its risks by investing in fixed maturities and equity securities of rated companies, mortgage loans adequately collateralized by real estate, selective real estate supported by appraisals, and policy loans collateralized by policy cash values. In addition, the Company performs due diligence procedures prior to making mortgage loans. These procedures include evaluations of the creditworthiness of the mortgagees and/or tenants and independent appraisals. Certain fixed maturities are guaranteed by the United States government.

          The Company periodically reviews its investment portfolio to determine if allowances for possible losses or provisions for other-than-temporary impairment are necessary. In connection with this determination, management reviews published market values, credit ratings, independent appraisals, and other valuation information. While management believes that current allowances are adequate, and that no provisions for other-than-temporary impairment are necessary, adjustments may be necessary in the future due to changes in economic conditions. In addition, regulatory agencies periodically review investment valuation as an integral part of their examination process. Such agencies may require the Company to recognize adjustments to the allowance for losses or carrying values of investments based upon available information and judgments of the regulatory examiners at the time of their examination.

     (e)  Recognition of Premium Revenue and Costs

          Revenues from life, payout annuity (with life contingencies), and accident and health policies represent premiums recognized over the premium-paying period and are included in life, annuity, and accident and health premiums. Expenses are associated with earned premiums to result in recognition of profits over the life of the policies. Expenses include benefits paid to policyholders and the change in the reserves for future policy benefits. The Company's earnings related to annuity products are impacted by conditions in the overall interest rate environment.

          Revenues from accumulation policies, which are included in other revenues, represent amounts assessed against policyholders. Such assessments are principally surrender charges. Policyholder account balances for accumulation annuities consist of premiums received, plus credited interest, less accumulated policyholder assessments. Policyholder account balances are reported in the consolidated balance sheets as funds held under deposit administration contracts. Expenses for accumulation annuities represent interest credited to policyholder account balances.

          Revenues from universal life policies, which are included in other revenues, represent amounts assessed against policyholders. Such assessments are principally mortality charges, surrender charges, and policy service fees. Policyholder account balances consist of premiums received plus credited interest, less accumulated policyholder assessments. Policyholder account balances are reported in the consolidated balance sheets as other policy liabilities. Expenses include interest credited to policyholder account balances and benefits in excess of account balances returned to policyholders.

     (f)  Policy Acquisition Costs

          The Company defers costs that vary with and are primarily related to the production of new business. Deferred costs associated with life, annuity, universal life, and accident and health insurance policies consist principally of field sales compensation, direct response costs, underwriting and issue costs, and related expenses. Deferred costs associated with life policies are amortized (with interest) over the anticipated premium-paying period of the policies using assumptions that are consistent with the assumptions used to calculate policy reserves. Deferred costs associated with annuities and universal life policies are amortized over the life of the policies at a constant rate based on the present value of the estimated gross profit to be realized. Deferred costs related to accident and health insurance policies are amortized over the anticipated premium-paying period of the policies based on the Company's experience. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and at the end of each accounting period, and are written off if determined to be unrecoverable.

     (g)  Policy Liabilities

          Life and annuity and accident and health policy benefit reserves are primarily calculated using the net level reserve method. The net level reserve method includes assumptions as to future investment yields, withdrawal rates, mortality rates, and other assumptions based on the Company's experience. These assumptions are modified as necessary to reflect anticipated trends and include provisions for possible unfavorable deviation.

          Reserves for benefits payable are determined using case-basis evaluations and statistical analyses. These reserves represent the estimate of all benefits incurred but unpaid. The estimates are periodically reviewed and, as adjustments become necessary, they are reflected in current operations. Although such estimates are the Company's best estimate of the ultimate value, the actual results may vary from these values in either direction.

     (h)  Reinsurance

          The Company accounts for reinsurance transactions as prescribed by Statement of Financial Accounting Standards (SFAS) No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts. SFAS No. 113 requires the reporting of reinsurance transactions relating to the balance sheet on a gross basis and precludes immediate gain recognition on reinsurance contracts.

     (i)  Income Taxes

          Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (j)  Equipment

          Equipment, which is included in other assets, is stated at cost and is depreciated on a straight-line basis using estimated lives of three to ten years. Additions, renewals, and betterments are capitalized. Expenditures for maintenance and repairs are expensed. The costs associated with internally developed software are capitalized and amortized on a straight-line basis using estimated useful lives of three to five years. Upon retirement or disposal of an asset, the asset and related accumulated depreciation is eliminated and any related gain or loss is included in income.

     (k)  Separate Accounts

          The Company maintains a separate account under Oklahoma insurance law designated as American Fidelity Separate Account A (Account A). Account A was formerly known as American Fidelity Variable Annuity Fund A, and operated as an open-end diversified management investment company from 1968 to December 31, 1998. Effective January 1, 1999, it was converted to a unit investment trust separate account, and it transferred its investment portfolio to the American Fidelity Dual Strategy Fund (the Fund), an open-end investment company sponsored by AFA, in exchange for shares of the Fund. Under Oklahoma law, the assets of Account A are segregated from the Company's assets, are held for the exclusive benefit of the variable annuity contract owners, and are not chargeable with liabilities arising out of the business conducted by any other account or by the Company.

          The Company also maintains separate accounts under Oklahoma insurance law designated as American Fidelity Separate Account B (Account B) and American Fidelity Separate Account C (Account C). Account B and
          Account C are registered as unit investment trusts under the Investment Company Act of 1940, as amended. Under Oklahoma law, the assets of each of the 18 segregated subaccounts for Account B and the 19 segregated subaccounts for Account C are held for the exclusive benefit of the variable annuity contract owners, and are not chargeable with liabilities arising out of the business conducted by any other account or by the Company.

     (l)  Basic Net Income Per Share

          Basic net income per share is based on the weighted average number of shares outstanding. During the years ended December 31, 2002, 2001, and 2000, the weighted average number of shares outstanding was 250,000. There are no dilutive securities outstanding.

     (m)  Reclassifications

          Certain prior year amounts have been reclassified to be consistent with the current year presentation.

     (n)  Comprehensive Income

          The Company accounts for comprehensive income as prescribed by SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income (loss) consists of net income, changes in net unrealized gains (losses) on securities available for sale (net of reclassification adjustment), and changes in the net minimum pension liability, and is presented in the consolidated statements of stockholder's equity.

     (o)  New Accounting Pronouncements

          In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an Interpretation of FASB Statements No. 5, 57 and 107 and a Rescission of FASB Interpretation No. 34 (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's consolidated financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002 (note 14).

          In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51 (FIN
          46). FIN 46 addresses the consolidation by business enterprises of variable interest entities as defined in FIN 46. FIN 46 applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For nonpublic enterprises, such as the Company, with a variable interest in a variable interest entity created before February 1, 2003, FIN 46 is applied to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. FIN 46 requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when FIN 46 becomes effective. The application of FIN 46 is not expected to have a material effect on the Company's financial statements and no consolidation or disclosure is anticipated.

          In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No.141
          requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, upon adoption. SFAS No. 144 supersedes SFAS No. 121; however, it retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b)
          measurement of long-lived assets to be disposed of by sale. The Company adopted the provisions of SFAS No. 141 in 2001 and SFAS Nos. 142 and 144 effective January 1, 2002. The adoption of SFAS Nos. 141, 142, and 144 did not have an impact on the consolidated financial position or results of operations of the Company.

          In February 2003, the Derivatives Implementation Group (DIG) of the FASB issued Statement 133 Implementation Issue No. B36 (DIG B36), which discusses the accounting treatment under SFAS 133 for modified coinsurance arrangements in which funds are withheld by the ceding insurer. The DIG determined that these types of arrangements include an embedded derivative that must be bifurcated from the host instrument. DIG B36 is also applicable to other funds withheld arrangements that incorporate credit risk exposures that are unrelated or only partially related to the creditworthiness of the issuer of that instrument. The effective date of DIG B36, is the first day of the first fiscal quarter beginning after June 15, 2003. The Company is currently evaluating the effect that this interpretation may have upon its operations.

(2)  Statutory Financial Information

     The Company is required to file statutory financial statements with state insurance regulatory authorities. Accounting principles used to prepare statutory financial statements differ from financial statements prepared on the basis of accounting principles generally accepted in the United States of America. The Company reported statutory net income for the years ended December 31, 2002, 2001, and 2000 of approximately $19,656,000,
     $15,676,000, and $16,293,000, respectively. The Company reported statutory capital and surplus at December 31, 2002 and 2001 of approximately $146,661,000 and $142,839,000, respectively.

     Retained earnings of the Company are restricted as to payment of dividends by statutory limitations applicable to insurance companies. Without prior approval of the state insurance department, dividends that can be paid by the Company are generally limited to the greater of (a) 10% of statutory capital and surplus, or (b) the statutory net gain from operations. These limitations are based on the amounts reported for the previous calendar year.

     The Oklahoma  Insurance  Department  has adopted  risk-based  capital (RBC)
     requirements  for  life  insurance   companies.   These   requirements  are
     applicable to the Company. The RBC calculation serves as a benchmark for the regulation of life insurance companies by state insurance regulators. RBC provides for surplus formulas similar to target surplus formulas used by commercial rating agencies. The formulas specify various weighting factors that are applied to statutory financial balances or various levels of activity based on the perceived degree of risk, and are set forth in the RBC requirements. The amount determined under such formulas is called the authorized control level RBC (ACLC).

     The RBC guidelines define specific capital levels based on a company's ACLC that are determined by the ratio of the company's total adjusted capital
     (TAC) to its ACLC. TAC is equal to statutory capital, plus the Asset Valuation Reserve and any voluntary investment reserves, 50% of dividend liability, and certain other specified adjustments. Companies where TAC is less than or equal to 2.0 times ACLC are subject to certain corrective actions, as set forth in the RBC requirements.

     At  December  31,  2002  and  2001,   the  statutory  TAC  of  the  Company
     significantly exceeds the level requiring corrective action.

(3)  Investments

     Investment income for the years ended December 31 is summarized below (in thousands):

                                              2002          2001         2000
                                           ---------      --------     --------
     Interest on fixed maturities          $  95,158      $ 94,862     $ 67,579
     Dividends on equity securities            1,404         1,694          691
     Interest on mortgage loans               17,281        13,883       13,301
     Investment real estate income                 5           351        1,375
     Interest on policy loans                  2,994         2,519        1,775
     Interest on short-term investments          757         1,283        1,927
     Net realized gains (losses)               2,366        (4,556)         199
     Other                                       (66)         (750)       1,059
                                           ---------      --------     --------
                                             119,899       109,277       87,906
     Less reinsurance allowance for investment
       income under funds withheld arrangement
       (note 12)                             (31,891)      (29,575)        --
     Less investment expenses                (14,261)      (14,405)     (14,595)
                                           ---------      --------     --------
          Net investment income            $  73,747      $ 65,297     $ 73,311
                                           =========      ========     ========

     Net realized gains (losses) and the changes in unrealized gains (losses) on investments for the years ended December 31 are as follows (in thousands):

                                                    2002                      2001                       2000
                                           ----------------------    -----------------------    -----------------------
                                           Realized    Unrealized    Realized     Unrealized    Realized     Unrealized
                                           --------    ----------    --------     ----------    --------     ----------
     Fixed maturities available for sale   $  4,423     $ 55,484     $ (6,469)     $ 34,961     $ (1,793)     $ 18,704
     Equity securities                         --            216           49           161        2,215        (1,882)
     Real estate                               --           --          1,545          --           --            --
     Mortgage loans                            (539)        --           (316)         --           (133)         --
     Short-term and other                    (1,518         --            635          --            (90)         --
                                           --------     --------     --------      --------     --------      --------
                                           $  2,366     $ 55,700     $ (4,556)     $ 35,122     $    199      $ 16,822
                                           ========     ========     ========      ========     ========      ========

     Included in the above realized gains (losses) is the increase in the allowance for possible losses on mortgage loans of $539,000, $316,000, and $133,000 in 2002, 2001, and 2000, respectively.

     The gross unrealized holding gains on equity securities available for sale were approximately $720,000 and $496,000 in 2002 and 2001, respectively. Gross unrealized holding losses on equity securities available for sale were approximately $8,000 in 2002.

     The amortized cost and estimated fair value of investments in fixed maturities available for sale are as follows (in thousands):

                                                            December 31, 2002
                                        ---------------------------------------------------------
                                                          Gross           Gross
                                                        unrealized      unrealized
                                        Amortized        holding         holding       Estimated
                                          cost            gains          losses        fair value
                                        ----------      --------         -------       ----------
     U.S. Treasury securities and
        obligations of U.S.
        government corporations         $  239,859      $  9,100         $   (12)      $  248,947
     States and territories                 39,402         4,839            --             44,241
     Special revenue                         1,516            30            --              1,546
     Corporate securities                  699,440        45,280          (3,533)         741,287
     Mortgage-backed securities            496,770        23,383            (138)         520,015
                                        ----------      --------         -------       ----------
                Total                   $1,476,987      $ 82,732         $(3,683)      $1,556,036
                                        ==========      ========         =======       ==========

                                                            December 31, 2001
                                        ---------------------------------------------------------
                                                          Gross           Gross
                                                        unrealized      unrealized
                                        Amortized        holding         holding       Estimated
                                          cost            gains          losses        fair value
                                        ----------      --------         -------       ----------
     U.S. Treasury securities and
        obligations of U.S.
        government corporations         $  129,284      $  1,973         $  (694)      $  130,563
     States and territories                 40,071         1,951              (3)          42,019
     Corporate securities                  692,707        16,946          (6,345)         703,308
     Mortgage-backed securities            452,568        10,655            (918)         462,305
                                        ----------      --------         -------       ----------
                Total                   $1,314,630      $ 31,525         $(7,960)      $1,338,195
                                        ==========      ========         =======       ==========

     The amortized cost and estimated fair value of investments in fixed maturities available for sale at December 31, 2002 are shown below (in thousands) by contractual maturity. Expected maturities will differ from contractual maturities because the issuers of such securities may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                     Amortized       Estimated
                                                        cost         fair value
                                                     ----------      ----------
     Due in one year or less                         $  101,712      $  102,849
     Due after one year through five years              201,109         210,725
     Due after five years through ten years             270,183         289,124
     Due after ten years                                407,213         433,323
                                                     ----------      ----------
                                                        980,217       1,036,021
     Mortgage-backed securities                         496,770         520,015
                                                     ----------      ----------
                Totals                               $1,476,987      $1,556,036
                                                     ==========      ==========

     Proceeds from sales of investments in fixed maturities available for sale were approximately $310,224,000, $486,169,000, and $152,942,000 in 2002,
     2001, and 2000, respectively. Gross gains of approximately $9,437,000, $17,199,000, and $2,387,000 and gross losses of approximately $6,089,000,
     $24,336,000, and $4,275,000 were realized on those sales in 2002, 2001, and 2000, respectively. In addition, the Company realized net gains of approximately $1,075,000, $668,000, and $95,000 during 2002, 2001, and
     2000, respectively, on investments in fixed maturities that were called or prepaid.

     Included in short-term and other investments at December 31, 2002 and 2001, respectively, are derivative instruments of approximately $3,116,000 and $3,887,000, which are carried at fair value. Upon the adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001, the Company recorded the cumulative effect of this change in accounting principle of approximately $375,000, before tax, as a realized gain in the 2001 consolidated statement of income. The net change in the fair value of these derivatives in 2002 and 2001 of approximately
     $1,518,000 and $85,000, respectively, before tax, is also reported as a realized loss in the consolidated statements of income. The derivative instruments owned by the Company consist of conversion features embedded within certain investments in fixed maturities and preferred stock, and are valued based on quotations obtained from an outside investment advisory firm.

     At December 31, 2002 and 2001, investments with carrying values of approximately $2,199,000 and $2,581,000, respectively, were on deposit with state insurance departments as required by statute.

(4)  Fair Value of Financial Instruments

     A summary of the Company's financial instruments (in thousands) and the fair value estimates, methods, and assumptions are set forth below:

                                                        2002                          2001
                                             --------------------------      -------------------------
                                             Carrying        Estimated       Carrying       Estimated
                                              amount         fair value       amount        fair value
                                             ----------      ----------      ----------     ----------
     Financial assets:
        Cash                                 $   41,314      $   41,314      $   70,652     $   70,652
        Short-term and other investments         15,941          15,941          40,562         40,562
        Accounts receivable                      71,409          71,409          75,706         75,706
        Accrued investment income                20,899          20,899          18,928         18,928
        Reinsurance receivables on paid
          and unpaid benefits                   672,710         672,710         640,789        640,789
        Policy loans                             26,814          26,814          25,619         25,619
        Fixed maturities available for sale   1,556,036       1,556,036       1,338,195      1,338,195
        Equity securities                        22,170          22,170          21,026         21,026
        Mortgage loans                          223,124         254,225         190,189        200,661

     Financial liabilities:
        Certain policy liabilities              641,353         634,723         609,784        602,030
        Other liabilities                       106,659         106,659          79,399         79,399
        Notes payable                           148,643         168,663         129,357        140,807


     Cash, Short-Term and Other Investments, Accounts Receivable, Accrued Investment Income, Reinsurance Receivables on Paid and Unpaid Benefits, and Other Liabilities

     The carrying amount of these financial instruments approximates fair value because they mature within a relatively short period of time and do not present unanticipated credit concerns. The derivative balances included in short-term and other investments are carried at fair value, based on quotations obtained from an outside investment advisory firm.

     Policy Loans

     Policy loans have average interest yields of approximately 6.50% as of December 31, 2002 and 2001 and have no specified maturity dates. These loans typically carry an interest rate that is tied to the crediting rate applied to the related policy and contract reserves. Policy loans are an integral part of the life insurance policies that the Company has in force and cannot be valued separately.

     Fixed Maturities Available for Sale

     The fair value of fixed maturities available for sale is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for the differences between the quoted instruments and the instruments being valued.

     Equity Securities

     The fair value of equity securities investments of the Company is based on bid prices published in financial newspapers or bid quotations received from securities dealers.

     Mortgage Loans

     Fair values are estimated for portfolios of loans with similar characteristics. Mortgage loans are segregated into either commercial or residential categories, and have average net yield rates of 7.69% and 7.85% for December 31, 2002 and 2001, respectively. The fair value of mortgage loans was calculated by discounting scheduled cash flows to maturity using estimated market rates of 5.65% and 7.27% for December 31, 2002 and 2001, respectively. These rates reflect the credit and interest rate risk inherent in the loans. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information. The fair value of certain residential loans is based on the approximate fair value of the underlying real estate securing the mortgages.

     Certain Policy Liabilities

     Certain policies sold by the Company are investment-type contracts. These liabilities are segregated into two categories: deposit administration funds and immediate annuities that do not have life contingencies. The fair value of the deposit administration funds is estimated as the cash surrender value of each policy less applicable surrender charges. The fair value of the immediate annuities without life contingencies is estimated as the discounted cash flows of expected future benefits less the discounted cash flows of expected future premiums, using the current pricing assumptions. The carrying amount of all other policy liabilities approximates fair value.

                                                  December 31, 2002              December 31, 2001
                                             --------------------------      -------------------------
                                             Carrying        Estimated       Carrying       Estimated
                                              amount         fair value       amount        fair value
                                             ---------       ----------      ---------      ----------
     Funds held under deposit
        administration contracts             $ 582,386       $ 574,682       $ 549,053      $ 540,042
     Annuities                                  58,967          60,041          60,731         61,988


     Notes Payable

     The fair value of the Company's notes payable is estimated by discounting the scheduled cash flows of each instrument through the scheduled maturity. The discount rates used are similar to those used for the valuation of the Company's commercial mortgage loan portfolio, except for the Company's notes payable to the Federal Home Loan Bank of Topeka, which are valued using discount rates at or near the carried rates because the notes have relatively short lives or carry the option of conversion to an adjustable rate.

     Limitations

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they reflect income taxes on differences between fair value and tax basis of the assets. Because no established exchange exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(5)  Deferred Policy Acquisition Costs

     Deferred policy acquisition costs principally represent field sales compensation, direct response costs, underwriting and issue costs, and related expenses. Information relating to the change in deferred policy acquisition costs is summarized as follows (in thousands):

                                                Life and        Accident and
                                                annuity            health         Total
                                                --------        ------------    --------

     Year ended December 31, 2002:
        Deferred costs                          $ 11,859        $ 66,498        $ 78,357
        Amortization                             (15,652)        (51,796)        (67,448)
                                                --------        --------        --------
                Net (decrease) increase         $ (3,793)       $ 14,702        $ 10,909
                                                ========        ========        ========
     Year ended December 31, 2001:
        Deferred costs                          $  9,071        $ 54,928        $ 63,999
        Amortization                              (3,728)        (29,002)        (32,730)
                                                --------        --------        --------
                Net increase                    $  5,343        $ 25,926        $ 31,269
                                                ========        ========        ========

     Year ended December 31, 2000:
        Deferred costs                          $  8,728        $ 45,710        $ 54,438
        Amortization                              (4,336)        (23,085)        (27,421)
                                                --------        --------        --------
                Net increase                    $  4,392        $ 22,625        $ 27,017
                                                ========        ========        ========

(6)  Reserves for Future Policy Benefits

     Reserves for life and annuity future policy  benefits as of December 31 are
     principally  based  on  the  interest   assumptions  set  forth  below  (in
     thousands):

                                                                                   Interest
                                                  2002            2001            assumptions
                                                ---------       ---------       ---------------
     Life annuity reserves:
        Issued prior to 1970                    $   3,455       $   3,440            4.75%
        Issued 1970 through 1980                   31,216          30,742       6.75% to 5.25%
        Issued after 1982 (indeterminate
          premium products)                           743             687       10.00% to 8.50%
        Issued through 1987 (acquired business)     1,184           1,220           11.00%
        Issued 1981-1994 (all other)               35,944          34,745       8.50% to 7.00%
        Issued after 1994 (all other)              14,634          11,214            7.00%
        Life contingent annuities                  35,169          34,642          Various*
        Group term life waiver of premium
          disabled lives                            8,361           7,402            6.00%
        Reserves acquired through assumption
          reinsurance agreement (note 12)         590,220         559,582       5.50% to 2.25%
        All other life reserves                     1,790           5,741          Various
                                                ---------       ---------
                                                $ 722,716       $ 689,415
                                                =========       =========
     ---------------

*    These reserves are revalued as limited-pay contracts.  As a result, the reserve is somewhat greater than the present  value of future  benefits  and  expenses at the assumed  interest rates,  i.e., the actual interest rates required to support the reserves are somewhat lower than the rates assumed.

     Assumptions as to mortality are based on the Company's prior experience. This experience approximates the 1955-60 Select and Ultimate Table (individual life issued prior to 1981), the 1965-70 Select and Ultimate Table (individual life issued in 1981 and after), and the 1960 Basic Group Table (all group issues). Assumptions for withdrawals are based on the Company's prior experience. All assumptions used are adjusted to provide for possible adverse deviations.

(7)  Liability for Benefits Payable

     The provision for benefits pertaining to prior years increased by approximately $1,000,000 in 2002 primarily due to fluctuations in the group medical line. The provision for benefits pertaining to prior years
     decreased  by   approximately   $5,400,000   in  2001   primarily   due  to
     better-than-anticipated   loss  experience   related  to  group  disability
     business.

(8)  Notes Payable

     Notes payable as of December 31 are summarized as follows:

                                                                     2002            2001
                                                                   --------        --------
                                                                        (In thousands)
        6.07% line of credit, due in 2003, interest due monthly    $ 25,000        $ 25,000
        5.80% line of credit, due in 2004, interest due monthly       5,000           5,000
        5.05% line of credit, due in 2005, interest due monthly       2,143           2,857
        5.55% line of credit, due in 2008, interest due monthly       6,500           6,500
        5.03% line of credit, due in 2008, interest due monthly       5,000           5,000
        5.60% line of credit, due in 2009, interest due monthly       5,000           5,000
        3.10% line of credit, due in 2009, interest due monthly      10,000            --
        6.19% line of credit, due in 2010, interest due monthly      10,000          10,000
        6.61% line of credit, due in 2010, interest due monthly      10,000          10,000
        6.33% line of credit, due in 2010, interest due monthly      15,000          15,000
        6.87% line of credit, due in 2010, interest due monthly      15,000          15,000
        6.31% line of credit, due in 2010, interest due monthly      15,000          15,000
        3.82% line of credit, due in 2012, interest due monthly      10,000            --
        5.87% line of credit, due in 2014, interest due monthly      15,000          15,000
                                                                  ---------       ---------
                                                                  $ 148,643       $ 129,357
                                                                  =========       =========

     AFA has a line of credit with the Federal Home Loan Bank of Topeka in the amounts of $148,643,000 and $129,357,000 at December 31, 2002 and 2001,
     respectively. The line of credit is secured by investment securities pledged as collateral by AFA with a carrying value of approximately $160,633,000 and $143,533,000 at December 31, 2002 and 2001, respectively, which exceeds the collateral required for this line of credit. The pledged securities are held in the Company's name in a custodial account at Bank
     One Trust Company, N.A., to secure current and future borrowings. To participate in this available credit, AFA has acquired 74,322 shares of Federal Home Loan Bank of Topeka common stock with a total carrying value of approximately $7,432,000 at December 31, 2002.

     The Company has unused lines of credit of approximately $20,000,000 available at December 31, 2002.

     Interest expense for the years ended December 31, 2002, 2001, and 2000 totaled approximately $8,113,000, $8,346,000, and $8,738,000, respectively, and is included in net investment income as an investment expense in the accompanying consolidated statements of income.

     Scheduled maturities (excluding interest) of the above indebtedness at December 31, 2002 are as follows (in thousands):

        2003                                    $  25,000
        2004                                        5,000
        2005                                        2,143
        2006                                         --
        2007                                         --
        Thereafter                                116,500
                                                ---------
                                                $ 148,643
                                                =========

(9)  Income Taxes

     Total 2002 income tax expense in the accompanying consolidated statements of income differs from the federal statutory rate of 35% of income before income taxes principally due to management fees paid to AFC treated as dividends for financial reporting purposes, and increased dividends received deduction and tax-exempt interest. In 2001, the difference is principally due to management fees paid to AFC that are treated as dividends for financial reporting purposes.

     The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31 are presented below (in thousands):

                                                   2002             2001
                                                ---------        ---------
     Deferred tax assets:
        Other investments                       $     771        $     974
        Life and health reserves                   29,461           28,113
        Other liabilities and assets                3,054               34
        Minimum pension liability                   2,579             --
        Capital loss carryover                       --                949
                                                ---------        ---------
             Total gross deferred tax assets       35,865           30,070
                                                ---------        ---------
     Deferred tax liabilities:
        Fixed maturities                          (28,441)          (9,080)
        Equity securities                            (151)            (287)
        Deferred policy acquisition costs         (78,278)         (76,332)
        Due and deferred premiums                 (14,814)         (14,383)
                                                ---------        ---------
             Total gross deferred tax
               liabilities                       (121,684)        (100,082)
                                                ---------        ---------
             Net deferred tax liability         $ (85,819)       $ (70,012)
                                                =========        =========

     Management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize the deferred tax assets reported on the consolidated balance sheets.

     The Company and its subsidiaries are included in AFC's consolidated federal income tax return. Income taxes are reflected in the accompanying consolidated financial statements as if the Company and its subsidiaries were separate tax-paying entities. Other accounts receivable includes income taxes receivable of approximately $5,829,000 and $2,188,000 at December 31, 2002 and 2001, respectively.

     The Company incurred approximately $4,516,000 in net capital losses during 2001. A capital loss carryback claim was allowed for approximately $1,402,000 of this capital loss and the remaining amount, approximately $3,114,000, was utilized in 2002.

     Under the provision of the Life Insurance Company Tax Act of 1959, certain special deductions were allowed to life insurance companies for federal income tax purposes. These special deductions were repealed by the Tax Reform Act of 1984, and the untaxed balances were frozen at their December 31, 1983 levels. These balances, referred to as the "policyholders surplus account," were approximately $8,161,000 for AFA and are subject to taxation if certain levels of premium income or life insurance reserves are not maintained, or if the life insurance company makes excess distributions to shareholders. As it is not currently considered likely that a tax would become due on any such balance, no deferred income taxes have been provided. However, if such tax were to become payable, it would amount to approximately $2,856,000.

(10) Other Comprehensive Income (Loss)

     The changes in the components of other comprehensive income (loss) are reported net of income taxes for the periods indicated, as follows (in thousands):

                                                             Year ended December 31, 2002
                                                        ---------------------------------------
                                                        Pretax           Tax             Net
                                                        amount          effect          amount
                                                        ------          ------          ------
     Unrealized holding gain on investments:
        Unrealized holding gain arising during
          the period                                    $ 51,277        $ (17,844)      $ 33,433
        Plus: reclassification adjustment for
          losses                                           4,423           (1,548)         2,875
        Minimum pension liability                         (7,367)           2,579         (4,788)
                                                        --------        ---------       --------
     Other comprehensive income                         $ 48,333        $ (16,813)      $ 31,520
                                                        ========        =========       ========

                                                             Year ended December 31, 2001
                                                        ---------------------------------------
                                                        Pretax           Tax             Net
                                                        amount          effect          amount
                                                        ------          ------          ------
     Unrealized holding gain on investments:
        Unrealized holding gain arising during
          the period                                    $ 28,702        $(10,147)       $ 18,555
        Less: reclassification adjustment for
          gains included in net income                     6,420          (2,247)          4,173
                                                        --------        ---------       --------
     Other comprehensive income                         $ 35,122        $(12,394)       $ 22,728
                                                        ========        =========       ========

                                                             Year ended December 31, 2000
                                                        ---------------------------------------
                                                        Pretax           Tax             Net
                                                        amount          effect          amount
                                                        ------          ------          ------
     Unrealized holding gain on investments:
        Unrealized holding gain arising during
          the period                                    $ 17,244        $ (6,036)       $ 11,208
        Less: reclassification adjustment for
          losses in net income                              (422)            148            (274)
                                                        --------        ---------       --------
     Other comprehensive income                         $ 16,822        $ (5,888)       $ 10,934
                                                        ========        =========       ========

     At December 31, 2002 and 2001, the components of accumulated other comprehensive income (loss) are as follows (in thousands):

                                                       2002             2001
                                                    ---------        ---------
     Unrealized holding gains, net of deferred
        tax liability of $27,920 and $8,528 in
        2002 and 2001, respectively                 $ 51,841         $ 15,533
     Minimum pension liability, net of deferred
        tax benefit of $2,579 in 2002                 (4,788)            --
                                                    --------         --------
                                                    $ 47,053         $ 15,533
                                                    ========         ========

(11) Reinsurance

     Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Management believes that all reinsurers presently used are financially sound and will be able to meet their contractual obligations; therefore, no significant allowance for uncollectible amounts has been included in the consolidated financial statements. At December 31, 2002, reinsurance receivables with a carrying value of approximately $71,808,000 were associated with two reinsurers. At December 31, 2001, reinsurance receivables with a carrying value of approximately $29,567,000 were associated with one reinsurer. In addition, reinsurance receivables of approximately $481,048,000 and $441,373,000 in 2002 and 2001, respectively, were associated with one reinsurer (note 12).

     Reinsurance agreements in effect for life insurance policies vary according to the age of the insured and the type of risk. Retention amounts for life insurance range from $500,000 on group life to $250,000 on individual life coverages, with slightly lower limits on accidental death benefits. At December 31, 2002 and 2001, the face amounts of life insurance in force that are reinsured amounted to approximately $12,805,000,000 (approximately 61.9% of total life insurance in force) and $12,137,000,000 (approximately 60.8% of total life insurance in force), respectively.

     Reinsurance agreements in effect for accident and health insurance policies vary with the type of coverage.

     The effects of reinsurance agreements on earned and written premiums, prior to deductions for benefits and commission allowances, were approximately $(235,456,000), $(226,503,000), and $(88,517,000), for life and accident and health reinsurance ceded, and $13,940,000,  $10,659,000, and $1,092,000 for life and accident and health reinsurance assumed for the years ended December 31, 2002, 2001, and 2000, respectively.

     Reinsurance agreements reduced benefits paid for life and accident and health policies by approximately $178,979,000, $185,210,000, and $104,660,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

(12) Acquired Business

     (a)  Mid-Continent Life Insurance Company

          Effective December 31, 2000, the Company entered into an assumption reinsurance agreement with the Commissioner of Insurance of the State of Oklahoma, in his capacity as receiver of Mid-Continent Life Insurance Company (MCL) of Oklahoma City, Oklahoma. Under this agreement, the Company assumed MCL's policies in force, with the exception of a small block of annuity policies that was assumed effective January 1, 2001. In a concurrent reinsurance agreement, the Company ceded 100% of the MCL policies assumed to Hannover Life Reassurance Company of America, which agreement was then transferred to Hannover Life Reassurance Company of Ireland (HLR), in 2002. The agreement with HLR is a funds withheld arrangement, with the Company ceding net policy assets and liabilities of approximately $482,730,000 and $443,722,000 to HLR and maintaining a funds withheld liability at December 31, 2002 and 2001, respectively.

          Under the terms of the agreement with the receiver, the Company has guaranteed that the amount of premiums charged under the assumed "Extra-Life" contracts will not increase during the 17-year period beginning December 31, 2000. The Company has also guaranteed that the current dividend scale on the assumed "Extra-Life" contracts shall not be reduced or eliminated during the five-year period beginning December 31, 2000. Certain funds are being held by the receiver for the purpose of paying the reasonable costs of MCL's operations after December 31, 2000 and winding up the receivership proceedings. The remainder of these funds will be remitted to the Company after all such costs have been paid.

          As required by the terms of the assumption reinsurance agreement with the Commissioner of Insurance of the State of Oklahoma, the Company and HLR agreed that a Supplemental Policyholder Reserve (SPR) would be established. The initial SPR is equal to the net of the assets and liabilities received from MCL under the assumption agreement, less amounts ceded to other reinsurance carriers. The SPR is 100% ceded to HLR.

          The purpose of the SPR is to provide additional protection to the MCL policyholders against premium increases and to ensure that profits are recognized over the lives of the underlying policies, rather than being recognized up front. The method for calculation of initial SPR was specified precisely in the agreement with the receiver. The method for calculating the SPR for periods beyond the purchase date was developed by the Company, as this reserve is not otherwise required statutorily or under existing actuarial valuation guidance. The SPR is divided into two parts: (a) an additional reserve for future benefits, which is an estimate of the amount needed, in addition to the policy reserves and liability for future dividends, to fund benefits assuming there are no future premium rate increases, and (b) an additional reserve for future estimated profit, which represents the profit the Company expects to earn on this business over the lives of the underlying policies. The SPR will be reprojected each year to recognize current and future profits as a level percentage of future projected required capital amounts each year, resulting in a level return on investment. Any remaining SPR will not automatically be released after the premium guarantee period of 17 years, because the SPR is to be held until there is an actuarial certainty that premium rate increases will not be needed. The calculation of the SPR is subject to significant volatility, as it is highly dependent upon assumptions regarding mortality, lapse experience, and investment return. Small shifts in any of these underlying assumptions could have a dramatic impact on the value of the SPR.

          Under the terms of the agreement with HLR, HLR has agreed to share future profits on a 50/50 basis with the Company, through an experience refund account. The experience refund account is calculated as premium income plus investment income, less reserve increases
          (including the SPR), benefits paid, and administrative expense allowances paid to AFA, and is settled on a quarterly basis. Losses are not shared on a 50/50 basis, except to the extent that a net loss in the experience account at the end of a quarter carries forward to future quarters. The experience refund earned by AFA in 2002 and 2001, before tax, was approximately $4,191,000 and $5,699,000, respectively. Due to the nature of a funds withheld reinsurance arrangement, the components of the experience refund calculation are reported as separate components in the accompanying consolidated statements of income. Premium income, reserve increases, and benefits paid related to this block are reported as reductions of premium income, changes in reserves, and benefits for reinsurance ceded, as required by SFAS No.
          113. Investment income on the funds withheld is included in AFA's investment income, and administrative expense allowances paid to AFA are reported as a reduction of AFA's expense. The impact of ceding investment income on funds withheld is reported as a reduction of net investment income in the accompanying consolidated statements of income.

     (b)  American Standard Life and Accident Insurance Company

          Effective July 1, 1998, the Company entered into an assumption reinsurance agreement with American Standard Life and Accident Insurance Company (ASL) of Enid, Oklahoma, the National Organization of Life and Health Guaranty Associations, and the guaranty associations in the states where ASL originally conducted its business. The Company recorded an asset for the value of the business acquired based on the present value of the estimated future profits on the business (PVP) at a 6.75% discount rate. The PVP was estimated to be $4,313,000 at July 1, 1998. Approximately $379,000, $437,000, and
          $504,000 of amortization was recorded in 2002, 2001, and 2000, respectively, and is included in operating expenses in the accompanying consolidated statements of income. The December 31, 2002 and 2001 balance of the PVP asset approximates $2,104,000 and $2,483,000, respectively, and is included in other assets in the accompanying consolidated balance sheets.

          An estimate of the amortization of the PVP for the next five years is as follows:

                2003                                    $ 328,000
                2004                                      284,000
                2005                                      246,000
                2006                                      210,000
                2007                                      178,000

(13) Employee Benefit Plans

     The Company participates in a pension plan (the Plan) covering all employees who have satisfied longevity and age requirements. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

     The Plan's funded status as of December 31 is summarized as follows (in thousands):

                                                                          2002            2001
                                                                        ---------       ---------
     Actuarial present value of benefit obligation:
        Vested benefits                                                 $ 28,974        $ 22,489
        Nonvested benefits                                                 3,238           2,627
                                                                        --------        --------
                Total accumulated benefit obligation                    $ 32,212        $ 25,116
                                                                        ========        ========

     Change in benefit obligation:
        Benefit obligation at beginning of period                       $ 31,104        $ 23,893
        Service cost                                                       2,803           2,187
        Interest cost                                                      2,225           1,954
        Actuarial loss                                                     6,071           5,664
        Benefits paid                                                     (1,406)         (2,594)
                                                                        --------        --------
                Benefit obligation at end of period                     $ 40,797        $ 31,104
                                                                        ========        ========

     Change in plan assets:
        Fair value of plan assets at beginning of period                $ 25,245        $ 24,476
        Actual return on plan assets                                      (2,782)            996
        Employer contributions                                             4,040           2,367
        Benefits paid                                                     (1,406)         (2,594)
                                                                        --------        --------
                Fair value of plan assets at end of period              $ 25,097        $ 25,245
                                                                        ========        ========

     Funded status at end of year:
        Plan assets less than projected benefit obligation              $(15,700)       $ (5,859)
        Unrecognized net actuarial loss                                   15,952           5,855
        Unrecognized prior service cost due to plan amendment                715            (143)
                                                                        --------        --------
                Prepaid pension cost (accrued pension liability)        $    967        $   (147)
                                                                        ========        ========

     In determining the projected benefit obligation, the weighted average assumed discount rates used were 6.75% and 7.25% in 2002 and 2001, respectively. The rate of increase in future salary levels was 5% in 2002 and 2001. The expected long-term rate of return on assets used in determining net periodic pension cost was 9.5% in 2002 and 2001. Plan assets are invested in fixed maturities, equity securities, and short-term investments.

     Net periodic pension cost for the years ended December 31 included the following (in thousands):

                                               2002          2001         2000
                                             --------      --------     --------
     Service cost - benefits earned
        during period                        $ 2,803       $ 2,187      $ 1,944
     Interest costs                            2,225         1,954        1,575
     Expected return on plan assets           (2,432)       (2,521)      (2,202)
     Net amortization and deferral               329            37           15
                                             -------       -------      -------
        Net periodic pension cost            $ 2,925       $ 1,657      $ 1,332
                                             =======       =======      =======

     In 2002, the Company recorded an additional minimum pension liability for the difference between the accumulated benefit obligation and the fair value of plan assets at December 31, 2002, net of the Company's accrued benefit cost and unrecognized prior service cost at December 31, 2002. The additional liability of approximately $4,788,000, net of deferred tax benefit of approximately $2,579,000, is reported as a separate component of other comprehensive income.

     The Company participates in a defined contribution thrift and profit sharing plan as provided under Section 401(a) of the Internal Revenue Code, which includes the tax deferral feature for employee contributions provided by Section 401(k) of the Internal Revenue Code. The Company contributed approximately $1,716,000, $1,466,000, and $1,273,000 to this plan during the years ended December 31, 2002, 2001, and 2000, respectively.

(14) Commitments and Contingencies

     Rent expense for office space and equipment for the years ended December 31, 2002, 2001, and 2000, was approximately $10,079,000, $9,216,000, and
     $8,864,000, respectively. A portion of rent expense relates to leases that expire or are cancelable within one year. The aggregate minimum annual rental commitments as of December 31, 2002 under noncancelable long-term leases are as follows (in thousands):

                2003                                    $ 2,481
                2004                                      2,374
                2005                                      1,470
                2006                                        952
                2007                                        739

     The Company has pledged approximately $8,531,000 of its treasury notes as collateral on lines of credit held by affiliated companies.

     The Company has outstanding mortgage loan commitments of approximately $8,384,000 and $27,597,000 at December 31, 2002 and 2001, respectively.

     As of December 31, 2002, the Company has an outstanding guarantee for approximately $7,425,000 on borrowings from commercial banks by AFC. The borrowings were made for acquisition purposes and mature in 2007. The guarantee unconditionally, continually, and absolutely guarantees the obligations of AFC to the banks, but is limited and reducing as the principal amounts of the notes are repaid on a dollar for dollar basis. The guarantee is expected to mature in 2007 and is unsecured. If AFC defaults on the loan agreement, the Company could be requested to perform under the guarantee. It is unlikely that the Company would be required to make payments under its guarantee and no amount has been accrued for the Company's obligation under its guaranty arrangement.

     In the normal  course of  business,  there are  various  legal  actions and proceedings pending against the Company and its subsidiaries. In management's opinion, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position.

(15) Related-Party Transactions

     The Company and its subsidiaries lease automobiles, furniture, and equipment from a partnership that owns a controlling interest in AFC. These operating leases are cancelable upon one month's notice. During the years ended December 31, 2002, 2001, and 2000, rentals paid under these leases were approximately $4,723,000, $4,210,000, and $4,139,000, respectively.

     During the years ended December 31, 2002, 2001, and 2000, the Company paid investment advisory fees to a partnership that owns a controlling interest in AFC totaling approximately $4,285,000, $3,969,000, and $3,519,000, respectively.

     During the years ended December 31, 2002 and 2000, the Company paid management fees to AFC totaling approximately $3,977,000 and $1,863,000, respectively. During the year ended December 31, 2001, the Company paid management fees and investment advisory fees to AFC totaling approximately $2,844,000.

     The Company leases office space from a subsidiary of AFC. The rent payments associated with the lease were approximately $2,747,000, $2,203,000, and $2,194,000 in 2002, 2001, and 2000, respectively.

     During 2002, 2001, and 2000, the Company paid cash dividends to AFC of approximately $13,539,000, $14,030,000, and $11,137,000, respectively.

     During 2001, the Company paid dividends to AFC of approximately $1,964,000 in the form of common stock in affiliated companies (including the companies' cash balances of approximately $689,000).

     During 2002, 2001, and 2000, the Company entered into three-year software lease agreements with AFC. Lease expense related to the agreements was approximately $2,289,000, $3,693,000, and $2,914,000 for the years ended December 31, 2002, 2001, and 2000, respectively, and is included in selling costs and other operating, administrative, and general expenses.

     Short-term and other investments at December 31, 2002 include a note receivable from a subsidiary of AFC totaling $330,000, which bears an interest rate of 7.5% per annum. The Company recorded investment income on the note of approximately $8,000 during the year ended December 31, 2002. The Company has agreed to advance an additional $200,000 on this note in 2003, and the note matures in 2009.

     An officer of AFC serves on the board of directors of a financial institution in which the Company maintains cash balances.


                       AMERICAN FIDELITY ASSURANCE COMPANY
                                AND SUBSIDIARIES

                   Schedule III - Business Segment Information
                  Years ended December 31, 2002, 2001, and 2000
                                 (In thousands)

     The Company's reportable segments are its strategic business units. The components of operations for the years ended December 31, 2002, 2001, and 2000 are included in the table below.

     Assets and related investment income are allocated based upon related insurance reserves that are backed by such assets. Other operating expenses are allocated in relation to the mix of related revenues.

                                                           2002            2001            2000
                                                        ----------      ----------      ----------
     Total revenues:
        American Fidelity Education Services Division   $  241,354      $  202,684      $  195,848
        Association Worksite Division                      158,779         127,711         113,573
        Strategic Alliance Division                         47,066          55,043          42,891
        AFAmeriLife Division                                10,274          17,593            --
        Noninsurance operations                              1,836           2,959           1,422
                                                        ----------      ----------      ----------
                                                        $  459,309      $  405,990      $  353,734
                                                        ==========      ==========      ==========

     Pretax earnings:
        American Fidelity Education Services Division   $   35,698      $   32,493      $   26,787
        Association Worksite Division                       (4,569)          3,777           8,684
        Strategic Alliance Division                         (6,698)         (1,018)          5,274
        AFAmeriLife Division                                 3,077           9,736            --
        Noninsurance operations                               (325)            123             374
                                                        ----------      ----------      ----------
                                                        $   27,183      $   45,111      $   41,119
                                                        ==========      ==========      ==========

     Total assets:
        American Fidelity Education Services Division   $1,574,785      $1,485,950      $1,357,577
        Association Worksite Division                      332,197         290,493         235,132
        Strategic Alliance Division                         92,664         190,988         232,561
        AFAmeriLife Division                             1,144,732         980,839         892,473
        Noninsurance operations                                325             288           1,603
                                                        ----------      ----------      ----------
                                                        $3,144,703      $2,948,558      $2,719,346
                                                        ==========      ==========      ==========

                                                AMERICAN FIDELITY ASSURANCE COMPANY
                                                         AND SUBSIDIARIES
                                                     Schedule IV - Reinsurance
                                           Years ended December 31, 2002, 2001, and 2000
                                                          (In thousands)

                                                                                                                       Percentage
                                                                  Ceded             Assumed                            of amount
                                              Gross              to other         from other             Net            assumed
                                              amount            companies          companies           amount           to net
                                           --------------     --------------     --------------    --------------    ------------
Year ended December 31, 2002:
      Life insurance in force             $   20,638,283         12,804,611             62,287         7,895,959          0.79%
                                           ==============     ==============     ==============    ==============    ============
      Premiums:
           Life insurance                 $      121,468             91,350                256            30,374          0.84%
           Accident and health insurance         466,847            144,106             13,684           336,425          4.07%
                                           --------------     --------------     --------------    --------------    ------------
               Total premiums             $      588,315            235,456             13,940           366,799          3.80%
                                           ==============     ==============     ==============    ==============    ============
Year ended December 31, 2001:
      Life insurance in force             $   19,912,796         12,137,102             48,531         7,824,225          0.62%
                                           ==============     ==============     ==============    ==============    ============
      Premiums:
           Life insurance                 $      117,870             89,167              4,708            33,411         14.09%
           Accident and health insurance         405,482            137,336              5,951           274,097          2.17%
                                           --------------     --------------     --------------    --------------    ------------
               Total premiums             $      523,352            226,503             10,659           307,508          3.47%
                                           ==============     ==============     ==============    ==============    ============
Year ended December 31, 2000:
      Life insurance in force             $    9,256,897         14,282,890*        10,285,475*        5,259,482        195.56%
                                           ==============     ==============     ==============    ==============    ============
      Premiums:
           Life insurance                 $       36,263              4,311                 (2)           31,950         (0.01)%
           Accident and health insurance         310,578             84,206              1,094           227,466          0.48%
                                           --------------     --------------     --------------    --------------    ------------
               Total premiums             $      346,841             88,517              1,092           259,416          0.42%
                                           ==============     ==============     ==============    ==============    ============
---------------

*    The ceded in force and the assumed in force include approximately  $10,285,000 in reinsurance related to the acquisition of a block of business from Mid-Continent Life Insurance Company. This was effected through a bulk assumption  reinsurance treaty.
     This business is 100% ceded to Hannover Life Reassurance  Company.  The percentage of amount assumed to net is 0.00% with the arrangement removed (note 12).

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)  FINANCIAL STATEMENTS

The following financial statements are included in Part B hereof:

American Fidelity Separate Account C

     Independent Auditors' Report
     Statements of Assets and Liabilities as of December 31, 2002
     Statements of Operations for the Year Ended December 31, 2002
     Statements of Changes in Net Assets for the Year Ended December 31, 2002 Financial Highlights
     Notes to Financial Statements

American Fidelity Assurance Company

     Independent Auditors' Report
     Consolidated Balance Sheets as of December 31, 2002 and 2001
     Consolidated Statements of Income for the Years Ended December 31,
       2002, 2001 and 2000
     Consolidated Statements of Stockholder's Equity for the Years Ended
       December 31, 2002, 2001 and 2000
     Consolidated Statements of Cash Flows for the Years Ended December 31,
       2002, 2001 and 2000
     Notes to Consolidated Financial Statements
     Schedule III - Business Segment Information
     Schedule IV - Reinsurance

(b)  EXHIBITS

1 Resolution adopted by the Board of American Fidelity Assurance Company authorizing the establishment of Separate Account C. Incorporated by reference to Exhibit 1 to Registrant's Registration Statement on Form N-4 filed on February 27, 2003.

3 Principal Underwriter's Agreement dated July 30, 2002, between American Fidelity Assurance Company, on behalf of the Registrant, and American
     Fidelity Securities, Inc. Incorporated by reference to Exhibit 3 to Registrant's Registration Statement on Form N-4 filed on February 27, 2003.


4.1  Flexible  Premium  Group  Variable  Annuity.  Incorporated  by reference to
     Exhibit  4.1  to  Registrant's   Registration  Statement  on  Pre-Effective
     Amendment No. 1 to Form N-4 filed on May 16, 2003.

5.1 Section 457(b) Deferred Compensation Plan Participation Election Form. Incorporated by reference to Exhibit 5.1 to Registrant's Registration Statement on Pre-Effective Amendment No. 1 to Form N-4 filed on May 16, 2003.

5.2  Section 457 Group Variable  Annuity  Master  Application.  Incorporated  by
     reference  to  Exhibit  5.2  to  Registrant's   Registration  Statement  on
     Pre-Effective Amendment No. 1 to Form N-4 filed on May 16, 2003.

6.1 Articles of Incorporation of American Fidelity Assurance Company as amended. Incorporated by reference to Exhibit 6.1 to Registrant's Registration Statement on Pre-Effective Amendment No. 1 to Form N-4 filed on May 16, 2003.

6.2 Amended and Restated Bylaws of American Fidelity Assurance Company dated November 24, 1997. Incorporated by reference to Exhibit 6.2 to Registrant's Registration Statement on Pre-Effective Amendment No. 1 to Form N-4 filed on May 16, 2003.


8.1 Fund Participation Agreement dated May 1, 1999, between American Fidelity Assurance Company and Merrill Lynch Variable Series Funds, Inc. (incorporated by reference to Exhibit 8.1 to Post-Effective Amendment No. 2 to American Fidelity Separate Account B's Registration Statement on Form N-4 filed on April 30, 1999 (File No. 333-25663)).

8.2 Amendment to Fund Participation Agreement between American Fidelity Assurance Company and Merrill Lynch Variable Series Funds, Inc. dated June 17, 2002. Incorporated by reference to Exhibit 8.2 to Registrant's Registration Statement on Form N-4 filed on February 27, 2003.

8.3 Fund Participation Agreement dated May 13, 1997, between American Fidelity Assurance Company and each of Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (d/b/a Dreyfus Stock Index Fund), (incorporated by reference to
     Exhibit 8.2 to Post-Effective Amendment No. 2 to American Fidelity Separate Account B's Registration Statement on Form N-4 filed on April 30, 1999 (File No. 333-25663)).

8.4 Amendment to Fund Participation Agreement between American Fidelity Assurance Company and each of Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (d/b/a Dreyfus Stock Index Fund) (incorporated by reference to
     Exhibit 8.3 to Post-Effective Amendment No. 5 to American Fidelity Separate Account B's Registration Statement on Form N-4 filed on April 30, 2001 (File No. 333-25663)).

8.5 Amendment to Fund Participation Agreement between American Fidelity Assurance Company and each of Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (d/b/a Dreyfus Stock Index Fund) dated June 3, 2002. Incorporated by reference to Exhibit 8.5 to Registrant's Registration Statement on Form N-4 filed on February 27, 2003.

8.6 Fund Participation Agreement dated December 22, 1998, between American Fidelity Dual Strategy Fund, Inc. and American Fidelity Assurance Company (incorporated by reference to Exhibit 8.4 to Post-Effective Amendment No. 5 to American Fidelity Separate Account B's Registration Statement on Form N-4 filed on April 30, 2001 (File No. 333-25663)).

8.7 First Amendment to Fund Participation Agreement between American Fidelity Dual Strategy Fund, Inc. and American Fidelity Assurance Company (incorporated by reference to Exhibit 8.5 to Post-Effective Amendment No. 5 to American Fidelity Separate Account B's Registration Statement on Form N-4 filed on April 30, 2001 (File No. 333-25663)).

8.8 Second Amendment to Fund Participation Agreement between American Fidelity Dual Strategy Fund, Inc. and American Fidelity Assurance Company dated July 16, 2002. Incorporated by reference to Exhibit 8.8 to Registrant's Registration Statement on Form N-4 filed on February 27, 2003.

8.9 Shareholder Services Agreement dated February 16, 2001, between American Fidelity Assurance Company and American Century Investment Management, Inc. (incorporated by reference to Exhibit 8.6 to Post-Effective Amendment No. 5 to American Fidelity Separate Account B's Registration Statement on Form N-4 filed on April 30, 2001 (File No. 333-25663)).

8.10 Amendment No. 2 to Shareholder Services Agreement between American Fidelity Assurance Company and American Century Investment Management, Inc. (incorporated by reference to Exhibit 8.7 to Post-Effective Amendment No. 5 to American Fidelity Separate Account B's Registration Statement on Form N-4 filed on April 30, 2001 (File No. 333-25663)).

8.11 Amendment No. 2 to Shareholder Services Agreement between American Fidelity Assurance Company and American Century Investment Management, Inc. dated June 27, 2002. Incorporated by reference to Exhibit 8.11 to Registrant's Registration Statement on Form N-4 filed on February 27, 2003.

8.12 Fund Participation Agreement dated April 10, 2001, between American Fidelity Assurance Company, Neuberger Berman Advisers Management Trust and Neuberger Berman Management Inc. (incorporated by reference to Exhibit 8.8 to Post-Effective Amendment No. 5 to American Fidelity Separate Account B's Registration Statement on Form N-4 filed on April 30, 2001 (File No. 333-25663)).

8.13 Amendment No. 1 to the Fund Participation Agreement between American Fidelity Assurance Company, Neuberger Berman Advisers Management Trust and Neuberger Berman Management Inc. dated June 27, 2002. Incorporated by reference to Exhibit 8.13 to Registrant's Registration Statement on Form N-4 filed on February 27, 2003.

8.14 Fund Participation Agreement dated April 20, 2001, between American Fidelity Assurance Company and Federated Insurance Series and Federated Securities Corp. (incorporated by reference to Exhibit 8.9 to Post-Effective Amendment No. 5 to American Fidelity Separate Account B's Registration Statement on Form N-4 filed on April 30, 2001 (File No. 333-25663)).

8.15 Amendment No. 1 to Fund Participation Agreement between American Fidelity Assurance Company and Federated Insurance Series and Federated Securities Corp. dated June 27, 2002. Incorporated by reference to Exhibit 8.15 to Registrant's Registration Statement on Form N-4 filed on February 27, 2003.

9*   Opinion and Consent of Counsel.

10*  Consent of Independent Auditors.

13*  Calculation of Performance Information.

99*  Organizational Chart of American Fidelity Assurance Company.
_______________

*    Filed herewith


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the executive officers and directors of American Fidelity Assurance Company:

Name and Principal Business Address    Positions and Offices with Depositor
-----------------------------------    ------------------------------------
Lynda L. Cameron                       Director
2000 N. Classen Boulevard
Oklahoma City, Oklahoma  73106

William M. Cameron                     Chairman of the Board and Chief Executive
2000 N. Classen Boulevard              Officer, Director
Oklahoma City, Oklahoma  73106

David R. Carpenter                     Executive Vice President, Treasurer
2000 N. Classen Boulevard
Oklahoma City, Oklahoma  73106

William E. Durrett                     Senior Chairman of the Board, Director
2000 N. Classen Boulevard
Oklahoma City, Oklahoma  73106

Charles R. Eitel                       Director
One Concourse Parkway, Suite 600
Atlanta, Georgia  30328

Theodore M. Elam                       Director
211 N. Robinson, 10th Floor
Oklahoma City, OK  73102

Stephen P. Garrett                     Senior Vice President, Secretary
2000 N. Classen Boulevard
Oklahoma City, Oklahoma  73106

William A. Hagstrom                    Director
800 N. Research Parkway, Suite 370
Oklahoma City, Oklahoma  73104

Kenneth D. Klehm                       Senior Vice President
2000 N. Classen Boulevard
Oklahoma City, Oklahoma  73106

Alfred L. Litchenburg                  Executive Vice President
2000 N. Classen Boulevard
Oklahoma City, Oklahoma  73106

David R. Lopez                         Director
18700 Saddle River
Oklahoma City, Oklahoma  73003

Paula Marshall-Chapman                 Director
2727 East 11th Street
Tulsa, Oklahoma  74104

John W. Rex                            President and Director
2000 N. Classen Boulevard
Oklahoma City, Oklahoma  73106

Galen P. Robbins, M.D.                 Director
11901 Quail Creek Road
Oklahoma City, Oklahoma  73120

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     The organizational chart of American Fidelity Assurance Company is included as Exhibit 99. The subsidiaries of American Fidelity Assurance Company reflected in the organization chart are included in the consolidated financial statements of American Fidelity Assurance Company in accordance with generally accepted accounting principles.

ITEM 27. NUMBER OF CONTRACT OWNERS

     As of April 14, 2003, there were no non-qualified contract owners and 40 qualified contract owners.

ITEM 28. INDEMNIFICATION

     The Bylaws of American Fidelity Assurance Company (Article VIII, Section 3) provide, in part, that:

     (a) American Fidelity Assurance Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of American Fidelity Assurance Company) by reason of the fact that he is or was a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), amounts paid in settlement (whether with or without court approval), judgments, fines actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of American Fidelity Assurance Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was not unlawful.

     (b) American Fidelity Assurance Company shall indemnify every person who is or was a party or is or was threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of American Fidelity Assurance Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of American Fidelity
Assurance Company, or is or was serving at the request of American Fidelity Assurance Company as a director, officer, employee, or agent or in any other capacity of or in another corporation, or a partnership, joint venture, trust, or other enterprise, or by reason of any action alleged to have been taken or not taken by him while acting in such capacity, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such threatened, pending, or completed action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of American Fidelity Assurance Company. The termination of any such threatened or actual action or suit by a settlement or by an adverse judgment or order shall not of itself create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of American Fidelity Assurance Company. Nevertheless, there shall be no indemnification with respect to expenses incurred in connection with any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to American Fidelity Assurance Company, unless, and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

     (c) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Subsections (a) and (b) hereof, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such defense.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Registrant pursuant to the foregoing, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

     (a) American Fidelity Securities, Inc. is the principal underwriter for the Registrant, American Fidelity Separate Account A, American Fidelity Separate Account B and American Fidelity Dual Strategy Fund, Inc.(R)

     (b) The following persons are the officers and directors of American Fidelity Securities, Inc.

Name and Principal Business Address    Positions and Offices with Underwriter
-----------------------------------    --------------------------------------
David R. Carpenter                     Director, Chairman, President, Chief
P.O. Box 25523                         Executive Officer, Treasurer, Chief
Oklahoma City, Oklahoma  73125         Financial Officer and Investment Company and
                                       Variable Contracts Products Principal

Marvin R. Ewy                          Director, Vice President, Secretary, Chief
P.O. Box 25523                         Compliance Officer and Investment Company
Oklahoma City, Oklahoma  73125         and Variable Contracts Products Principal

Nancy K. Steeber                       Director, Vice President, Chief Operations
P.O. Box 25523                         Officer and Investment Company and Variable
Oklahoma City, Oklahoma  73125         Contracts Products Principal

     (c) The commissions received by American Fidelity Securities, Inc. in connection with Separate Account C in 2002 were $3.00. It received no other compensation from or on behalf of the Registrant during the year.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     David R. Carpenter, Executive Vice President and Treasurer of American Fidelity Assurance Company, whose address is 2000 N. Classen Boulevard, Oklahoma City, Oklahoma 73106, maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31. MANAGEMENT SERVICES

     Not Applicable.

ITEM 32. UNDERTAKINGS

     (a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under Form N-4 promptly upon written or oral request.


     (d) Registrant hereby undertakes to represent that any contract offered by the prospectus that is issued pursuant to Section 403(b) of the Internal Revenue Code is issued by the Registrant in reliance upon, and in compliance with, the Securities and Exchange Commission's no-action letter to the American Council of Life Insurance (publicly available November 28, 1988) which permits withdrawal of restrictions to the extent necessary to comply with Internal Revenue Code
Section 403(b)(11).


                                 REPRESENTATIONS

     American Fidelity Assurance Company hereby represents that the fees and charges deducted under the policies described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by American Fidelity Assurance Company.



                                   SIGNATURES


     The Registrant has caused this Registration Statement to be signed on its behalf, in the City of Oklahoma City and State of Oklahoma on June 9, 2003.


                            AMERICAN FIDELITY SEPARATE ACCOUNT C (Registrant)

                            By:  AMERICAN FIDELITY ASSURANCE COMPANY (Depositor)

                                 By: JOHN W. REX
                                     John W. Rex, President

                            AMERICAN FIDELITY ASSURANCE COMPANY (Depositor)

                            By:  JOHN W. REX
                                 John W. Rex, President



     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 9, 2003.


Signature                           Title
---------                           -----
                                    Director
--------------------------------
Lynda L. Cameron


WILLIAM M. CAMERON*                 Chairman, Chief Executive Officer and Director
William M. Cameron                  (Principal Executive Officer)


DAVID R. CARPENTER*                 Executive Vice President and Treasurer (Principal
David R. Carpenter                  Financial and Accounting Officer)


WILLIAM E. DURRETT*                 Senior Chairman of the Board and Director
William E. Durrett

                                    Director
--------------------------------
Charles R. Eitel


THEODORE M. ELAM*                   Director
Theodore M. Elam


WILLIAM A. HAGSTROM*                Director
William A. Hagstrom

                                    Director
--------------------------------
David R. Lopez

                                    Director
--------------------------------
Paula Marshall-Chapman


JOHN W. REX*                        President and Director
John W. Rex


GALEN P. ROBBINS, M.D.*             Director
Galen P. Robbins, M.D.

* Signed by John W. Rex pursuant to a Power of Attorney executed and filed with the Securities and Exchange Commission under Registration Statement filed February 27, 2003.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER   DESCRIPTION                               METHOD OF FILING
------   -----------                               ----------------
1    Resolution   adopted   by  the  Board  of  Incorporated herein by reference
     American   Fidelity   Assurance   Company
     authorizing the establishment of Separate
     Account C

3    Principal  Underwriter's  Agreement dated  Incorporated herein by reference
     July 30, 2002 between  American  Fidelity
     Assurance  Company,   on  behalf  of  the
     Registrant,    and   American    Fidelity
     Securities, Inc.


4.1  Flexible Premium Group Variable Annuity    Incorporated herein by reference

5.1  Section 457(b) Deferred Compensation Plan  Incorporated herein by reference
     Participation Election Form

5.2  Section 457 Group Variable Annuity Master  Incorporated herein by reference
     Application

6.1  Articles  of  Incorporation  of  American  Incorporated herein by reference
     Fidelity Assurance Company as amended

6.2  Amended and  Restated  Bylaws of American  Incorporated herein by reference
     Fidelity Assurance Company dated November
     24, 1997


8.1  Fund Participation Agreement dated May 1,  Incorporated herein by reference
     1999, between American Fidelity Assurance
     Company and Merrill Lynch Variable Series
     Funds, Inc.

8.2  Amendment to Fund Participation Agreement  Incorporated herein by reference
     between   American   Fidelity   Assurance
     Company and Merrill Lynch Variable Series
     Funds, Inc. dated June 17, 2002

8.3  Fund  Participation  Agreement  dated May  Incorporated herein by reference
     13,  1997,   between  American   Fidelity
     Assurance  Company  and  each of  Dreyfus
     Variable  Investment  Fund,  The  Dreyfus
     Socially  Responsible  Growth Fund,  Inc.
     and Dreyfus Life and Annuity  Index Fund,
     Inc.  (d/b/a  Dreyfus  Stock  Index Fund)

8.4  Amendment to Fund Participation Agreement  Incorporated herein by reference
     between   American   Fidelity   Assurance
     Company  and  each  of  Dreyfus  Variable
     Investment  Fund,  The  Dreyfus  Socially
     Responsible Growth Fund, Inc. and Dreyfus
     Life and Annuity Index Fund,  Inc. (d/b/a
     Dreyfus  Stock Index Fund)

8.5  Amendment to Fund Participation Agreement  Incorporated herein by reference
     between   American   Fidelity   Assurance
     Company  and  each  of  Dreyfus  Variable
     Investment  Fund,  The  Dreyfus  Socially
     Responsible Growth Fund, Inc. and Dreyfus
     Life and Annuity Index Fund,  Inc. (d/b/a
     Dreyfus  Stock  Index Fund) dated June 3,
     2002

8.6  Fund   Participation    Agreement   dated  Incorporated herein by reference
     December  22,  1998,   between   American
     Fidelity  Dual  Strategy  Fund,  Inc. and
     American   Fidelity   Assurance   Company

8.7  First  Amendment  to  Fund  Participation  Incorporated herein by reference
     Agreement  between American Fidelity Dual
     Strategy Fund, Inc. and American Fidelity
     Assurance Company

8.8  Second  Amendment  to Fund  Participation  Incorporated herein by reference
     Agreement  between American Fidelity Dual
     Strategy Fund, Inc. and American Fidelity
     Assurance Company dated July 16, 2002

8.9  Shareholder   Services   Agreement  dated  Incorporated herein by reference
     February  16,  2001,   between   American
     Fidelity  Assurance  Company and American
     Century   Investment   Management,   Inc.

8.10 Amendment No. 2 to  Shareholder  Services  Incorporated herein by reference
     Agreement   between   American   Fidelity
     Assurance  Company and  American  Century
     Investment Management, Inc.

8.11 Amendment No. 2 to  Shareholder  Services  Incorporated herein by reference
     Agreement   between   American   Fidelity
     Assurance  Company and  American  Century
     Investment  Management,  Inc.  dated June
     27, 2002

8.12 Fund Participation  Agreement dated April  Incorporated herein by reference
     10,  2001,   between  American   Fidelity
     Assurance   Company,   Neuberger   Berman
     Advisers  Management  Trust and Neuberger
     Berman  Management Inc.

8.13 Amendment  No.  1 to  Fund  Participation  Incorporated herein by reference
     Agreement   between   American   Fidelity
     Assurance   Company,   Neuberger   Berman
     Advisers  Management  Trust and Neuberger
     Berman  Management  Inc.  dated  June 27,
     2002

8.14 Fund Participation  Agreement dated April  Incorporated herein by reference
     20,  2001,   between  American   Fidelity
     Assurance Company and Federated Insurance
     Series  and  Federated  Securities  Corp.

8.15 Amendment  No.  1 to  Fund  Participation  Incorporated herein by reference
     Agreement   between   American   Fidelity
     Assurance Company and Federated Insurance
     Series  and  Federated  Securities  Corp.
     dated June 27, 2002.

9    Opinion and Consent of Counsel             Filed herewith electronically

10   Consent of Independent Auditors            Filed herewith electronically

13   Calculation of Performance Information     Filed herewith electronically

99   Organizational Chart of American Fidelity  Filed herewith electronically
     Assurance Company.



                                                                     EXHIBIT 4.1

================================================================================
                       American Fidelity Assurance Company
                                (a Stock Company)

                2000 N Classen Blvd Oklahoma City, Oklahoma 73106
================================================================================
                    For Customer Service call: 1-800-662-1106

                                Flexible Premium
                             Group Variable Annuity

In this policy, "you" and "your" refer to the Policyholder. "We", "us", "our" and "Company" refer to American Fidelity Assurance Company.

Policy Agreement
----------------
While this policy is in force, we will pay annuity and other benefits as provided in this policy. The provisions of this and the following pages and the application are part of this policy. This policy is issued in return for the application and payment of the first purchase payment.

Right To Examine Policy
-----------------------
You may return the policy to us or to our agent within 20 days after it is delivered. If returned, the policy will be void from the beginning and we will refund the greater of: the purchase payments paid; or, the Account Value as of the earlier of the date we receive the policy at our home office, or the date our agent receives the policy.

READ THIS POLICY CAREFULLY.  This Policy is a legal contract between you and us.

WARNING
-------
Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information may be guilty of insurance fraud.

Signed for us at our home office in Oklahoma City, Oklahoma.


JOHN W. REX                             STEPHEN P. GARRETT
 President                                Secretary


                                Flexible Premium
                             Group Variable Annuity
                                Non-participating


ALL  PAYMENTS  AND VALUES  PROVIDED  IN THIS  POLICY,  WHEN BASED ON  INVESTMENT
EXPERIENCE OF A SEPARATE ACCOUNT, ARE VARIABLE AND ARE NOT GUARANTEED AS TO DOLLAR AMOUNT.

                           GUIDE TO POLICY PROVISIONS

                                               Page                                                 Page
                                               ----                                                 ----
Policy Agreement                                  1     Proceeds Payable on Death (Continued)
                                                             Death of Annuitant After The
Right To Examine Policy                           1               Annuity Date                         9
                                                             Payment of Death Benefit                  9
Warning                                           1          Suspension or Deferral of Payments
                                                                  Provision                            9
Guide To Policy Provisions                        2
                                                        Ownership and Assignment Provisions
Policy Schedule                                   3          Ownership                                 9
                                                             Assignment Of A Policy                    9
Definitions                                       4
                                                        Annuity Provisions
Purchase Payments                                            Annuity Date                              9
     Purchase Payments                            5          Selection of an Annuity Option           10
     Allocation of Purchase Payments              5          Annuity Options                          10

Variable Investment Options                             General Provisions
     Available Variable Investment Options        6          The Separate Account                     10
     Variable Investment Option Value             6          The Policy                               10
     Accumulation Unit                            6          Changes                                  10
     Accumulation Unit Value                      6          Evidence of Survival                     10
     Net Investment Factor                        6          Incontestability                         11
     Mortality and Expense Risk,                             Misstatement                             11
          Administrative, and Distribution                   Non-Alienation of Benefits               11
          Expense Charges                         7          Non-Participating                        11
                                                             Proof of Age                             11
Guaranteed Interest Account Provisions                       Reports                                  11
     Guaranteed Interest Account Values           7          Reserves                                 11
     Interest                                     7          Section 72                               11
                                                             Taxes                                    11
Transfer Provision                                7
                                                        Termination of Policy
                                                             Termination of Policy Following
Benefit Provisions                                               Full Withdrawal                      11
     Request for Benefits                         7          Termination of Policy By You             12
     Election of Annuity Income Option            8          Termination of Policy By Us              12
     Withdrawals                                  8
     Withdrawal Charge                            8     Fixed Period Table                            12
                                                        Life Income Table                             13
Proceeds Payable on Death
     Death Benefit Prior to the Participant's           Riders, if any                            Insert
          Annuity Date                            9
                                                        Application                               Insert

                                 POLICY SCHEDULE

POLICYHOLDER:               XYZ SCHOOL DISTRICT

NAME OF PLAN:               XYZ SCHOOL DISTRICT
                            457 DEFERRED COMPENSATION PLAN

POLICY NUMBER:              #####

DATE OF ISSUE:              05/01/2003


MORTALITY AND EXPENSE RISK CHARGE: 1.25% of the average daily net asset value of the Separate Account per Policy Year

ADMINISTRATIVE CHARGE: [.15]% of the average daily net asset value of the Separate Account per Policy Year. This charge may be increased but the maximum charge will never be more than .25%.

DISTRIBUTION EXPENSE CHARGE: [.10]% of the average daily net asset value of the Separate Account per Policy Year. This charge may be increased but the maximum charge will never be more than .25%.

MINIMUM AMOUNT TO BE TRANSFERRED: $500, or the entire value in the Participant's Variable Investment Option or Guaranteed Interest Account, if less. All transfers must be in whole percentages.

MINIMUM  PARTIAL  WITHDRAWAL   AMOUNT:   $250  with  exceptions  for  unforeseen
emergencies, as defined by the Plan.

ELIGIBLE PORTFOLIOS:
American Fidelity Dual Strategy Fund          Dreyfus Stock Index Fund
American Century VP Balanced                  Dreyfus Technology Growth Portfolio
American Century VP Capital Appreciation      Federated Fund for U.S. Govt. Securities II
American Century VP Income & Growth           Federated Capital Appreciation Fund II
American Century VP International             Merrill Lynch Basic Value V.I. Fund
American Century VP Ultra                     Merrill Lynch Small Cap Value V.I. Fund
Dreyfus Growth and Income Portfolio           NeubergerBerman AMT Balanced Portfolio
Dreyfus International Value Portfolio         NeubergerBerman AMT Growth Portfolio
Dreyfus Small Company Stock Portfolio
Dreyfus Socially Responsible Growth Fund


GENERAL ACCOUNT:                 American Fidelity Guaranteed Interest Account

                                   DEFINITIONS

We define here some of the words and phrases used in this policy. We explain others in other parts of the text.

Accumulation Period is the period beginning on the Participant Effective Date and ending on the date the Participant Account is closed.

Accumulation Unit is a unit of measure used to determine the value of the Variable Investment Option(s) during the Accumulation Period.

Account Value for any Valuation Period is the sum of the values of the Participants' Investment Options during the Accumulation Period.

Adjusted Account Value is the Participant's Account Value minus taxes, if any.

Annuitant is the Participant on whose life annuity payments are based.

Annuity Date is the date the annuity payments begin to the Participant under the Plan.

Annuity Period is the period of time during which annuity payments are made by us.

Cash Value at any given time is equal to the Account Value minus taxes due, if any, minus the Withdrawal Charge, if applicable, that would apply if the entire value of this policy was withdrawn.

Eligible Portfolio is an investment entity shown on the Policy Schedule.

Fixed Annuity is an annuity providing payments that are guaranteed as to dollar amount by us. These payments are made during the Annuity Period.

General Account is the general investment account which contains our assets other than those in the Separate Account or any other segregated asset account.

Guaranteed Interest Account is an investment option within the General Account, which earns interest credited by us during the Accumulation Period.

Investment Options include the Guaranteed Interest Account option and any Variable Investment Option(s).

Participant is a person who: 1) becomes a Participant in the Plan; and, 2) is eligible to receive benefits under the Plan.

Participant Account is an account established for an eligible Participant under this policy. All purchase payments we receive will be credited to Participant Accounts.

Participant Account Value for any Valuation Period is the sum of the values of each of the individual Participant's Investment Options during the Accumulation Period.

Participant Cash Value at any time is equal to the Participant Account Value minus taxes due, if any, minus the Withdrawal Charge, if applicable, that would apply if the entire value of the Participant Account was withdrawn.

Participant Effective Date is the date a Participant's initial purchase payment is credited to the Participant's Account. This is the date from which the participant's Policy Years will be determined for any applicable Withdrawal Charges.

Plan is the Plan established and maintained by the Policyholder as it exists on the Date of Issue and any subsequent amendment(s) to it.

Policy Anniversary means the anniversary of the Date of Issue shown on the Policy Schedule.

Policy Year is the annual period that begins on the Date of Issue and each anniversary of that Date. For purposes of determining a Participant's applicable Withdrawal Charges, this period begins with the Participant Effective Date.

Policyholder is the Employer or other entity identified on the application for which this policy and to whom this policy is issued.

Separate Account means our Separate Account that provides Variable Investment Options. This account is called American Fidelity Separate Account C, which is a unit investment trust registered under the Investment Company Act of 1940.

Valuation Date means each day on which the New York Stock Exchange and the company are open for business.

Valuation Period is the period of time beginning at the close of business of the New York Stock Exchange on each Valuation Date and ending at the close of business for the next succeeding Valuation Date.

Variable Investment Options are sub-accounts of the Separate Account. These options provide benefits which are variable and are not guaranteed as to dollar amount.


                                PURCHASE PAYMENTS

PURCHASE PAYMENTS
You may make purchase payments for a Participant at any time during the Participant's Accumulation Period. You may increase, decrease, or change the frequency of such payments. Each Participant payment must be at least $300 annually, unless we agree to a lesser amount. If in any year no purchase payments are made for Participants, the policy will not lapse. We reserve the right to reject any application or purchase payment. We may deduct amounts from purchase payments for premium taxes, if any.

ALLOCATION OF PURCHASE PAYMENTS
We will allocate the net purchase payments to one or more Participant Accounts according to your directions. Amounts paid to Participant Account(s) will be allocated to Investment Options as indicated by your instructions. Each subsequent purchase payment will be allocated in the same manner as the first unless we receive instructions to change the allocation. You may change the allocations of Investment Options for future payments by giving us new written allocation instructions. We reserve the right to limit the available Investment Options from which a Participant may choose. All allocations must be in whole percentages.

If no payment allocation instructions have been received prior to the receipt of a purchase payment, the payment will be credited to the Guaranteed Interest Account option.

If a purchase payment is received prior to the required information to establish a Participant Account and allocation instructions, the payment will be refunded to you, unless: 1) we receive the required information within 5 business days of the payment's receipt; or, 2) we receive permission to retain the payment until the information is received.


                           VARIABLE INVESTMENT OPTIONS

AVAILABLE VARIABLE INVESTMENT OPTIONS
We may, from time to time, add additional funds to those shown under Eligible Portfolios on the Policy Schedule. You may be permitted to transfer account values or allocate purchase payments to these additional Variable Investment
Options. However, the right to make such transfers or allocations will be limited by the terms and conditions imposed by us.

Shares of an Eligible Portfolio may become unavailable for investment by the Separate Account; or, we may deem further investment in shares of an Eligible Portfolio inappropriate. In this event, we may limit further purchase of such shares or replace shares of another fund for shares already purchased under this policy. We will give you written notice of the removal and replacement of Eligible Portfolios.

VARIABLE INVESTMENT OPTION VALUE
The value of the Variable Investment Options are variable and are not guaranteed as to dollar amount. The value of a Variable Investment Option is determined by multiplying the number of Accumulation Units allocated to the Variable Investment Option by the Accumulation Unit Value.

ACCUMULATION UNIT
Accumulation Unit is a unit of measure for Variable Investment Options during the Accumulation Period. It is used to account for all amounts allocated to or withdrawn from the Variable Investment Options. Amounts allocated or withdrawn result from purchase payments, withdrawals, transfers, or fees and charges. We will determine the number of Accumulation Units purchased or surrendered. This will be done by dividing the amount allocated to, or withdrawn from, the Variable Investment Option by the dollar value of one Accumulation Unit of the Variable Investment Option as of the end of the Valuation Period during which the request for the transaction is received at our home office.

ACCUMULATION UNIT VALUE
The Accumulation Unit Value is the value of one Accumulation Unit of a Variable Investment Option. The Accumulation Unit Value for each Variable Investment Option was arbitrarily set initially at $10. Subsequent Accumulation Unit Values for each Variable Investment Option are determined by multiplying the Accumulation Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the Variable Investment Option for the current period.

NET INVESTMENT FACTOR
The Net Investment Factor for each Variable Investment Option is equal to:

                  A
                 ---  -  C
                  B

"A" equals the following and is referred to as the Adjusted Net Asset Value:

     1. the net asset value per share of the Eligible Portfolio held by the Variable Investment Option at the end of the current Valuation Period; plus,
     2. any dividends or gains per share of the Eligible Portfolio held by the Variable Investment Option for the current Valuation Period; less,
     3. any per accumulation unit amount for taxes or any amount set aside as a reserve for taxes attributable to the operation of the Separate Account for the current Valuation Period.

"B" equals the Adjusted Net Asset Value for the immediately preceding Valuation Period.

"C" equals the charges per share deducted from the Variable Investment Option on
each  Valuation   Period  for  the  Mortality  and  Expense  Risk  Charge,   the
Administrative Charge and the Distribution Expense Charge.

The Accumulation Unit Value may increase or decrease from Valuation Period to Valuation Period.

MORTALITY AND EXPENSE RISK, ADMINISTRATIVE AND DISTRIBUTION EXPENSE CHARGES
Each Valuation Period, we deduct charges from the Separate Account for Mortality and Expense Risk, Administrative and Distribution Expense. The Mortality and Expense Risk Charge compensates us for assuming the mortality and expense risks under this policy. The Administrative Expense Charge compensates us for the costs associated with the administration of this policy and the Separate Account. The Distribution Expense Charge compensates us for the costs associated with the sale and distribution of the policy(ies).

The charges are equal, on an annual basis, to a percentage of the average daily net asset value of the Separate Account. The Mortality and Expense Risk, Administrative, and Distribution Expense Charges are listed on the Policy Schedule page.


                     GUARANTEED INTEREST ACCOUNT PROVISIONS

GUARANTEED INTEREST ACCOUNT VALUES
The Guaranteed Interest Account Value, at any given time, is equal to:
     1. the total of all purchase payments allocated to the Guaranteed Interest Account; plus,
     2.   any amounts transferred to the Guaranteed Interest Account; plus,
     3.   credited interest; less,
     4. any prior withdrawals and Withdrawal Charges from the Guaranteed Interest Account (see Withdrawal Charge Provision); less,
     5.   any amounts transferred from the Guaranteed Interest Account; less,
     6. any applicable premium taxes deducted from the Guaranteed Interest Account.

INTEREST
Guaranteed interest is credited to the Guaranteed Interest Account Value at a yearly rate of 3%. Interest is compounded annually. We may declare additional interest at our discretion.


                               TRANSFER PROVISION

You may direct transfers of Participant account assets between the Investment Options of this policy. A transfer request must be in a form we accept. We reserve the right to limit the number of transfers that may be made.

If you elect to use this transfer privilege, we will not be liable for transfers made as instructed by you. Amounts eligible for transfer will be determined as of the end of the Valuation Period during which the request for transfer is received at our home office. All transfers must be in whole percentages. All asset transfers on a given date count as one transfer.

We reserve the right, at any time and without prior notice, to end, suspend or change the transfer privilege described.


                               BENEFIT PROVISIONS

REQUEST FOR BENEFITS
You may request a partial withdrawal from the Account Value to purchase an Annuity or make a cash distribution for a Participant, or any other person who is entitled to such benefits under the Plan, subject to all of the following:
     a.   the provisions of this Policy;
     b.   the provisions of the Plan; and
     c.   your written instructions.

After the first year beginning with the Participant Effective Date, under certain circumstances, we will waive the withdrawal charge for amounts paid to you for the benefit of a Participant, or another person entitled to benefits under the Plan.

Amounts eligible for waiver of the Withdrawal Charge are those requested on behalf of a Participant who has died; retired; has an unforeseen emergency as defined by the Plan; or has terminated employment under the terms of the Plan. No Withdrawal Charge will be applied to a death benefit at any time. Withdrawals for any other reason or payable to any other parties may be subject to a Withdrawal Charge.

We will not issue an Annuity or make a cash distribution until we receive your written instructions regarding the: Annuitant; Annuitant's age; terms and conditions of the distribution; and, your written certification that such Annuity or cash distribution is in accordance with the provisions of the Plan.

We will rely on your written direction and will not be liable for any failure to question or challenge such certification and instructions regarding the issuance of an Annuity or payment of a cash distribution.

ELECTION OF ANNUITY INCOME OPTION
You may choose to have all or part of the Participant Account Value paid under any of the annuity income options described in this policy or any other method acceptable to us. Any option elected must meet the requirements of the Tax Code as of the date payments are to begin. You must file a written request to elect an annuity income option. If an option is based on life expectancy, proof of the Annuitant's date of birth will be required.

Payments will begin on the requested effective date of the annuity. If the amount available to apply under any annuity income option is less than $5,000, we will have the right to pay such amount in a single sum.

WITHDRAWALS
During the Accumulation Period, you may withdraw all or some of the Cash Value. You must apply using a form we accept. Any partial withdrawal amount must be at least the amount shown on the Policy Schedule. We reserve the right to distribute any account which, after a withdrawal, has an Account Value or a Participant Account Value below $100.00. Any amount withdrawn will be deducted from the Investment Option(s) in the same proportion as the Variable Investment Option(s) and the Guaranteed Interest Account option values bear to the total Account Value or Participant Account Value. In the event you wish to withdraw amounts in any other proportion, you must specify the Investment Option(s) to be surrendered using a form we accept. We will mail any payment within seven days after the date of receipt of the acceptable request unless the Suspension or Deferral of Payment Provision is in effect.

WITHDRAWAL CHARGE
If you request a full or partial withdrawal of the Account Value or if the policy is terminated and the entire Account Value withdrawn, we may deduct a Withdrawal Charge from the Account Value prior to the withdrawal.

The Withdrawal Charge is a percentage of the amount withdrawn.

        Policy      Withdrawal     Policy      Withdrawal
         Year        Charge %       Year        Charge %
         ----        --------       ----        --------
           1              8%         6             4%
           2              8%         7             4%
           3              8%         8             4%
           4              8%         9             4%
           5              8%        10             4%
                                    11+            0%

The Withdrawal Charge is calculated at the time of each withdrawal. The Withdrawal Charge will never exceed 8% of the total purchase payments.


                            PROCEEDS PAYABLE ON DEATH

DEATH BENEFIT PRIOR TO THE PARTICIPANT'S ANNUITY DATE
If the Participant dies prior to the Annuity Date, the death benefit will be the greater of: the Participant's purchase payments, less any withdrawals and Withdrawal Charges; or, the participant's Adjusted Account Value determined as of the Valuation Period during which we receive both due proof of death and an election for the payment period.

DEATH OF ANNUITANT AFTER THE ANNUITY DATE
If the Annuitant dies during the Annuity Period, any remaining payments under the Annuity Option elected will continue at least as rapidly as under the method of distribution in effect at the Annuitant's death.

PAYMENT OF DEATH BENEFIT
The death benefit amount will be paid within seven days of receipt of proof of death and your written instructions, unless the Suspension or Deferral of Payments Provision is in effect.

SUSPENSION OR DEFERRAL OF PAYMENTS PROVISION
We reserve the right to suspend or postpone payments from the Separate Account for a withdrawal or transfer for any period when:
     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);
     2.   trading on the New York Stock Exchange is restricted;
     3. an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; or,
     4. during any other period when the Securities and Exchange Commission, by order, so permits for your protection; provided that applicable rules and regulations of the Securities and Exchange Commission will govern as to whether the conditions described in 2 and 3 exist.

We further reserve the right to postpone payment from the Guaranteed Interest Account for a period of up to six months.


                       OWNERSHIP AND ASSIGNMENT PROVISIONS

OWNERSHIP
You own this policy. As the owner, you can exercise the rights given by this policy. You will be the sole representative to us under this policy. As the owner, you may agree with us to a policy amendment without the agreement of any other person or entity. No Participant or other person or entity will have any right, title, or interest in this policy until made available to that person or entity. Assets held under this policy will be for the sole benefit of Participants and their beneficiaries under the Plan. All benefits under the Plan must be paid prior to any assets being used for any purpose other than the sole benefit of the Participants or their beneficiaries.

ASSIGNMENT OF A POLICY
This policy may not be assigned, discounted, or pledged as collateral for a loan. To the extent allowed by law, the values represented in this policy will be free from creditor's claims or legal process brought against you or any Participant or other payee.


                               ANNUITY PROVISIONS

ANNUITY DATE
Upon your request, a Participant Account may be applied to provide a fixed annuity. You may select an Annuity Date at any time during the Accumulation Period. You must notify us of this date at least 30 days prior to the date you wish the Participant's annuity payments to begin.

The Annuity Date must be the first day of a calendar month. Prior to the Annuity Date, you may, subject to the above, change the Annuity Date by written request. Any change must be requested at least 30 days prior to the new Annuity Date.

SELECTION OF AN ANNUITY OPTION
A selection to receive annuity payments under an annuity option described below must be made at least 30 days prior to the Annuity Date. Prior to the Annuity Date, you may change the Annuity Option selected by written request. Any change must be requested at least 30 days prior to the Annuity Date. If an option is based on life expectancy, proof of the payee's date of birth will be required.

ANNUITY OPTIONS
Depending on the election, the participant's Adjusted Account Value will be applied to provide the annuity payment. The amount of the annuity payment will depend on the Annuity Option elected and the age of the Annuitant at the time the first payment is due. The participant's Adjusted Account Value will be applied to the applicable Annuity Table based upon the Annuity Option selected. The guaranteed interest rate on all options is 3% compounded annually. We may pay or credit excess interest at our discretion.

The guaranteed annuity income option values shown on the Tables in the policy are calculated using the 1983a Modified Mortality Table. The Annuity Tables show the amount of the annuity payments for each $1,000 of Adjusted Account Value.

The following annuity options, or any other annuity option acceptable to us, may be selected:

     OPTION 1. LIFETIME ONLY ANNUITY: We will make monthly payments during the life of the Annuitant. If this option is elected, payments will cease immediately upon the death of the Annuitant and the annuity will end without further value.

     OPTION 2. LIFETIME ANNUITY WITH GUARANTEED PERIODS: We will make monthly payments for the guaranteed period selected and thereafter for the life of the Annuitant. Upon the death of the Annuitant, any amounts remaining under the guaranteed period selected will be distributed to the Beneficiary at least as rapidly as under the method of distribution being used as of the date of the Annuitant's death. The guaranteed period may be 10 years or 20 years.

     OPTION 3. JOINT AND SURVIVOR ANNUITY: We will make monthly payments during the joint lifetime of the Annuitant and a Joint Annuitant. Payments will continue during the lifetime of the surviving Annuitant and will be computed on the basis of 100%, 66 2/3% or 50% of the annuity payment in effect during the joint lifetime. Annuity Tables are available upon request.

     OPTION 4. PERIOD CERTAIN: We will make monthly payments for a specified period. The specified period must be at least five years and cannot be more than 30 years.


                               GENERAL PROVISIONS

THE SEPARATE ACCOUNT
The Separate Account, American Fidelity Separate Account C, consists of assets set aside by us, which are kept separate from that of the general assets and all other Separate Account assets of the company. The assets of the Separate Account equal to reserves and other policy liabilities with respect to the Separate Account will not be chargeable with liabilities arising out of any other business we may conduct.

THE POLICY
The entire contract consists of this policy, application and any attached endorsements. A copy of the application is attached to the policy.

CHANGES
Any change in this policy or waiver of its provisions must be made in writing and signed by an authorized officer of the Company.

EVIDENCE OF SURVIVAL
We may require satisfactory evidence of the continued survival of any person(s) on whose life annuity payments are based.

INCONTESTABILITY
This policy will not be contestable from the Date of Issue.

MISSTATEMENT
If relevant facts regarding any Participant eligible to receive benefits under this policy are not correct, an equitable adjustment will be made with the true facts. After annuity payments have begun, any underpayments will be made up in one sum with the next annuity payment. Any overpayments will be deducted from future annuity payments until the total is repaid.

NON-ALIENATION OF BENEFITS
To the extent allowed by law, the values represented in this policy will be free from creditor's claims or legal process brought against you or any payee. A Participant or any other person entitled to benefits under the Plan shall have no right to assign, sell or otherwise decrease the value of this policy.

NON-PARTICIPATING
This policy is non-participating. It does not share in the profits of the Company.

PROOF OF AGE
We may require evidence of age of any Annuitant.

REPORTS
At least once each calendar year, we will furnish a report showing the Participant Account Value and any other information as may be required by law. We will also furnish an annual report of the Separate Account.

RESERVES
The reserves and guaranteed values for this policy will at no time be less than the minimum benefits required by law of the state in which it is delivered.

SECTION 72
In the event of any conflict between Section 72 of the Internal Revenue Code and the terms of this policy, such Internal Revenue Code section will govern so as to maintain the treatment of this policy as an annuity policy.

TAXES
Any taxes paid to any governmental entity relating to any policy may be deducted from the purchase payment or Account Value when incurred. We will determine when taxes have resulted from: the investment experience of the Separate Account; receipt by us of the purchase payments; or, commencement of annuity payments. We may pay taxes when due and deduct that amount from the Account Value at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. We reserve the right to establish a provision for federal income taxes if we determine that we will incur a tax as a result of the operation of the Separate Account. We will deduct for any income taxes incurred by us as a result of the operation of the Separate Account. We will deduct this tax whether or not there was a provision for taxes and whether or not it was sufficient. We will deduct any withholding taxes required by law.


                              TERMINATION OF POLICY

TERMINATION OF POLICY FOLLOWING FULL WITHDRAWAL
Withdrawal of the entire Account Value will result in termination of the policy. Such withdrawal may be subject to a Withdrawal Charge.

TERMINATION OF POLICY BY YOU
You may terminate this policy at any time by written notice to us. The written notice must contain a termination date that is at least 60 days from the date we received such notice. The policy will terminate on the requested termination date. We will accept no further purchase payments after the termination date. We will pay the Account Value less any applicable Withdrawal Charge in a single sum to you with notification that the policy is terminated.

TERMINATION OF POLICY BY US
We have the right to terminate this policy under the following circumstances: you failed to agree to any contract amendment(s), which we have reasonably determined must be made to comply with any applicable law, regulation, or judicial or administrative determination; or the IRS has determined that the Plan is not qualified for favorable tax treatment under the Code and any other applicable federal rules or regulations.

If the policy is terminated under any of the circumstances described above, we will provide thirty (30) days written notice to you. The effective date of the termination will be thirty (30) days after you receive such written notice, or if such written notice specifies a later date, on the date specified. We will pay the Account Value less any applicable Withdrawal Charge in a single sum to you with notification that the policy is terminated.

                                    FIXED PERIOD TABLE

                            PAYMENT FOR EACH $1,000 OF PROCEEDS
                            -----------------------------------
Years of                                           Years of
  Fixed           Annual          Monthly           Fixed            Annual       Monthly
 Period           Payment         Payment           Period           Payment      Payment
 ------           -------         -------           ------           -------      -------
    5                             $17.91               18           $70.59         $5.96
    6             $179.22          15.14               19            67.78          5.73
    7              155.83          13.16               20            65.26          5.51
    8              138.31          11.68               21            62.98          5.32
    9              124.69          10.53               22            60.92          5.15
   10              113.82           9.61               23            59.04          4.99
   11              104.93           8.86               24            57.33          4.84
   12               97.54           8.24               25            55.76          4.71
   13               91.29           7.71               26            54.31          4.59
   14               85.95           7.26               27            52.97          4.47
   15               81.33           6.87               28            51.74          4.37
   16               77.29           6.53               29            50.60          4.27
   17               73.74           6.23               30            49.53          4.18

                                       LIFE INCOME TABLE

                         MONTHLY LIFE INCOME PER $1,000 OF CASH VALUE
                         --------------------------------------------
                         Life Income                  Life Income                 Life Income
  Age                        Only                        With                        With
  Last                  No Guaranteed                  10 Years                    20 Years
Birthday                    Period                    Guaranteed                  Guaranteed
--------                    ------                    ----------                  ----------
     50                      $ 3.90                      $3.89                      $3.82
     51                        3.97                       3.95                       3.88
     52                        4.03                       4.01                       3.93
     53                        4.10                       4.08                       3.99
     54                        4.18                       4.15                       4.04
     55                        4.25                       4.22                       4.11
     56                        4.34                       4.30                       4.17
     57                        4.42                       4.38                       4.23
     58                        4.52                       4.47                       4.30
     59                        4.61                       4.56                       4.37
     60                        4.72                       4.66                       4.44
     61                        4.83                       4.76                       4.51
     62                        4.95                       4.86                       4.58
     63                        5.07                       4.98                       4.65
     64                        5.21                       5.10                       4.72
     65                        5.35                       5.22                       4.79
     66                        5.51                       5.36                       4.86
     67                        5.67                       5.50                       4.93
     68                        5.85                       5.65                       5.00
     69                        6.04                       5.80                       5.06
     70                        6.25                       5.96                       5.12
     71                        6.47                       6.14                       5.18
     72                        6.71                       6.31                       5.23
     73                        6.97                       6.50                       5.28
     74                        7.26                       6.69                       5.32
     75                        7.56                       6.89                       5.35

                                                                     EXHIBIT 5.1

AMERICAN FIDELITY                                   ANNUITY SERVICES DEPARTMENT
ASSURANCE COMPANY                                       2000 CLASSEN BLVD.
A member of the American Fidelity Group                OKLAHOMA CITY OK  73125
LOGO                                                      1-800-662-1106
                                                        LOCAL (405) 523-5061
                                                   annuity.services@af-group.com


                AFMaxx Section 457(b) Deferred Compensation Plan
                           Participation Election Form

Employer/Plan Name:  ___________________________________________________________


Participant Information:                           Salary Reduction Agreement:  _____ New   _____ Change

                                                   Effective Date: ____________ Annual Salary: _________
______________________________________________
       Name (Last, First, MI)                      Salary Reduction Amount: ____________ Each Pay Period

_____/_____/_____  Birth Date:_____/_____/_____    Mode:________________  Annual Contribution:__________
Social Security #              Mo    Day   Year
                                                        If the total  annual  contribution  exceeds  the
(____)_____-_______   (_____)_______-__________         current year contribution limit, please indicate
   Home Phone #              Work Phone #               which  of  the  following  excess   contribution
                                                        provisions apply:
_______________________________________________
Address                City     State  Zip Code    [ ]  The  additional  contribution  for  ages  50 and
                                                        older   is   included   in  the   total   annual
E-Mail Address:________________________________         contribution.

                                                   [ ]  This catch-up amount includes the  contributions
                                                        for the three years  prior to normal  retirement
                                                        age. (A calculation  worksheet must be completed
                                                        and attached.)


Beneficiary Designation:

Primary:
________________________________________      ________________________     Birth Date: _____/_____/_____
         Beneficiary Name                          Relationship                          Mo   Day   Year

Contingent:

________________________________________      ________________________     Birth Date: _____/_____/_____
         Beneficiary Name                          Relationship                          Mo   Day   Year

In the event that this section is left blank, incomplete, or my beneficiary predeceases me and I don't name a new beneficiary, the Plan will default to the provisions of the Plan Document. The beneficiary designation specified above will supersede any prior plan designation and is effective upon its execution and delivery to American Fidelity. I have the right to change the beneficiary. I understand that beneficiaries are to share equally if percentages are not provided and any unpaid amounts upon my death will be divided equally.

Participation Agreement:

Withdrawal restrictions - I understand that the Internal Revenue Code and/or my employer's Plan Documents may impose restrictions on transfers and/or distributions. Distributions from a 457 Plan are only allowed after a qualifying event has occurred, such as:

     o    separation  from  employment;

     o    retirement; or

     o    in the case of an unforeseeable emergency

Compliance with the Internal Revenue Code - I understand that the maximum annual limit on contributions is determined under the Plan Document and/or the Internal Revenue Code. I understand that it is my responsibility to monitor my total annual contributions to ensure that I do not exceed the amount permitted. If I exceed the contribution limit, I assume sole liability for any tax, penalty, or costs that may be incurred.

Required Signatures

I hereby agree to the Plan's rules, terms, and conditions. With my signature below, I am authorizing my employer to deduct the contribution amount indicated above. I understand that the contributions will be withheld from my paycheck and contributed to the Plan. Future changes to this contribution amount can be made in accordance with Plan provisions. I understand that participation in the 457 Deferred Compensation Plan is voluntary and is a benefit offered by my employer.


______________________________________________          ________________________
PARTICIPANT SIGNATURE                                             DATE

______________________________________________          ________________________
EMPLOYER SIGNATURE                                                DATE




______________________________________________           _______/_______/_______
          Name (Last, First, MI)                            Social Security #

INVESTMENT SUITABILITY QUESTIONNAIRE: This information is used to assist in determining the participant's savings needs and the suitability of the investment options chosen to meet those needs. This information is confidential. Consistent with American Fidelity's Privacy Policy, it will not be divulged to any unauthorized parties.

Total Household Income: ____ under $50,000  ____ $50,000-$75,000  ____ $75,000 - $100,000  ____ over $100,000

Marital Status: ______ Married  ______ Single     Number of Dependents: ______      Home: ____ Rent   ____Own

Estimate of Net Worth (Total Assets less Total Liabilities): ____$0 to $9,999   ____$10,000 to $19,999   ____ $20,000 to $34,999

____ $35,000 to $49,999          ____ $50,000 to $99,999        ____ $100,000 to $499,999          ____ Over $500,000

Adequate short term savings or other  financial  means  available for unexpected
expenses or emergencies?  ________ Yes ________ No       If no, explain why plan
participation is suitable:______________________________________________________

Investment Objectives? (Choose one.) ____ Long Term Growth            ____ Portfolio Diversification
    ____Retirement Income            ____ Preservation of Capital     ____ Other ___________________________

Risk Tolerance as an Investor? (Choose One.)  ____ Conservative   ____ Moderate   ____ Moderate to Aggressive    ____ Aggressive

Prior Investment Experience with Stocks, Bonds, Mutual Funds, or Variable Annuities?   ____ Yes      ____ No
If yes, how many years?   _______

Additional comments concerning suitability:_____________________________________
________________________________________________________________________________
________________________________________________________________________________

American Fidelity's Group Variable Annuity Investment Option Allocation:  (Enter whole percentages only, must total 100%.)

______ % AFG1 American Fidelity Guar. Interest Acct.                   ______ % AF02 American Fidelity Dual Strategy Fund
______ % AC01 American Century VP Balanced                             ______ % DR01 Dreyfus Stock Index Fund
______ % AC02 American Century VP Capital Appreciation                 ______ % DR02 Dreyfus Socially Resp. Growth Fund
______ % AC03 American Century VP Income & Growth                      ______ % DR03 Dreyfus Growth & Income Portfolio
______ % AC04 American Century VP Ultra                                ______ % DR04 Dreyfus Small Company Stock Portfolio
______ % AC05 American Century VP International                        ______ % DR05 Dreyfus International Value Portfolio
______ % ML02 Merrill Lynch Small Cap Value V.I. Fund                  ______ % DR06 Dreyfus Technology Growth Portfolio
______ % ML06 Merrill Lynch Basic Value V.I. Fund                      ______ % FI01 Federated Fund for U.S. Gov't Sec. II
______ % NB01 Neuberger Berman AMT Balanced Portfolio                  ______ % FI02 Federated Capital Appreciation Fund
______ % NB02 Neuberger Berman AMT Growth Portfolio

Investment Options - With my signature below, I understand and acknowledge that all payments and account values, when based on the experience of the Investment Options, may not be guaranteed and may fluctuate, and, upon redemption, units may be worth more or less than their original cost. I understand all contributions received after my Participant Account is established will be applied to the investment option(s) I selected. If the percentages chosen above do not total 100% or percentages are not provided, the record keeper will allocate all monies received to the default investment option, which is the American Fidelity Guaranteed Interest Account. I also understand it is my obligation to review my confirmations and quarterly statements and inform the Plan and/or record keeper of any discrepancies or errors within 90 calendar days of the date of such confirmation or statement. I also acknowledge that prospectuses containing product and investment option information were made available to me, and I understand the risks of investing. I was given the opportunity to receive this information either in paper format, or in electronic format (by CD-Rom, E-Mail or Internet).

Employee Signature: _________________________________    Date: _________________

Account Manager Signature: __________________________ Account Manager #:________


FOR HOME OFFICE USE ONLY




B/D Approval: ______________________________________

                                                                     EXHIBIT 5.2

Section 457
Group Variable Annuity   AMERICAN FIDELITY ASSURANCE COMPANY     [ ][ ][ ][ ][ ]
Master Application          2000 North Classen Boulevard
                                Oklahoma City, OK 73106

--------------------------------------------------------------------------------
                     SECTION 457 DEFERRED COMPENSATION PLAN
                         GROUP POLICYHOLDER INFORMATION
--------------------------------------------------------------------------------
Name of Policyholder (Employer or Plan):     Employer/Plan Tax Identification #:

--------------------------------------------------------------------------------
Address of Policyholder (Street):

--------------------------------------------------------------------------------
City                                    State                         Zip

--------------------------------------------------------------------------------
                                PLAN INFORMATION
--------------------------------------------------------------------------------

This contract will be issued to the        REQUESTED
Employer  for Section 457  Eligible        EFFECTIVE DATE:_________________
Deferred Compensation Plan funding.
Neither American Fidelity Assurance
Company  nor any of its agents is a
party to the  Employer's  Plan. The
Group  Variable   Annuity  Contract
issued   by    American    Fidelity
Assurance     Company     to    the
Policyholder  shall  constitute the
entire   agreement    between   the
Policyholder and American  Fidelity
Assurance Company.                               FOR OFFICE USE ONLY
--------------------------------------------------------------------------------
SPECIAL INSTRUCTIONS:



--------------------------------------------------------------------------------
WARNING: ANY PERSON WHO KNOWINGLY, AND WITH INTENT TO INJURE, DEFRAUD OR DECEIVE ANY INSURER, MAKES ANY CLAIM FOR THE PROCEEDS OF AN INSURANCE POLICY CONTAINING ANY FALSE, INCOMPLETE OR MISLEADING INFORMATION MAY BE GUILTY OF INSURANCE FRAUD.

I UNDERSTAND THAT ALL PAYMENTS AND VALUES PROVIDED BY THE CONTRACT BEING APPLIED FOR ARE BASED ON THE INVESTMENT EXPERIENCE OF A SEPARATE ACCOUNT. THE VALUES ARE VARIABLE AND ARE NOT GUARANTEED AS TO FIXED DOLLAR AMOUNT.

WITH MY SIGNATURE BELOW, I ACKNOWLEDGE THAT PROSPECTUSES CONTAINING PRODUCT AND INVESTMENT OPTION INFORMATION WERE PROVIDED TO ME, AND WILL BE MADE AVAILABLE TO ELIGIBLE PLAN PARTICIPANTS. I WAS GIVEN THE OPPORTUNITY TO RECEIVE THIS INFORMATION EITHER IN PAPER FORMAT, OR IN ELECTRONIC FORMAT (BY CD-ROM, E-MAIL OR INTERNET).

_______________________________________    _____________________________________
Signed At                                  Date Signed

_______________________________________    _____________________________________
Signature of Witness                       Name of Policyholder
(licensed resident agent where required)     (Employer or Plan)     (Print)

                                           _____________________________________
                                           Authorized Signature

Agent Number: ____________                 _____________________________________
                                           Print Name                Title



A-1176(R0503)

                                                                     EXHIBIT 6.1

                            CERTIFICATE OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF
                       AMERICAN FIDELITY ASSURANCE COMPANY

                                NOVEMBER 4, 1987


     We, the undersigned William E. Durrett and Stephen P. Garrett as President and Secretary, respectively, of American Fidelity Assurance Company, an Oklahoma corporation, do hereby certify that the Board of Directors of said corporation on the 4th day of November 1987 duly adopted a resolution to amend the Articles of Incorporation as follows:


                                    ARTICLE I

     As  Filed:  The name of the  corporation  is  AMERICAN  FIDELITY  ASSURANCE
COMPANY.

     As Amended: No change.


                                   ARTICLE II

     As filed: The duration of the corporation's existence shall be perpetual.

     As amended: No change.


                                   ARTICLE III

     As filed: The kinds of insurance the corporation is formed to transact, and the objects, powers and purposes to be transacted, promoted and carried on are:

     (1) To engage in the insurance business as domestic, stock, life and/or accident and health insurer, as authorized by Title 36, Sections 609, et seq. and Sections 2102, et seq. Oklahoma Statutes Annotated, and the amendments, additions, and supplements thereto, and generally to make, write, execute and issue contracts and policies of insurance as follows:

          (a) Upon the lives or health of persons and families and every insurance appertaining thereto.

          (b)  To grant, purchase or dispose of annuities and endowments.

          (c) Against bodily injury or death by accident and other disability insurance.

          (d)  Hospitalization and dread disease coverage.

          (e)  Group life, health, accident and annuities.

          (f)  Credit life, health and accident insurance.

          (g) To reinsure and to accept reinsurance and to make and enter into contracts pertaining to the same.

          (h) To issue policies on the ordinary, monthly ordinary debit, industrial, family, or other plans.

          (i) In connection with the foregoing but without limitation of its general purposes, to issue any or all of its policies with or without participation in profits, savings or unabsorbed portions of premiums, and to classify policies issued on a participating or nonparticipating basis and to determine the right to participate and the extent of participation of any class or classes of policies.

     (2) To own, acquire, buy, sell, mortgage, trade, lease, convey, lease for oil and gas development and transfer any real, personal or mixed property when the same shall be necessary or convenient and to enter into and carry out and perform any and all contracts of every kind and character pertaining to its business.

     (3) To employ such agents and solicitors for insurance and such other agents, employees and officers as may be necessary or desirable for the proper conduct and best interests of the corporation.

     (4) To invest the assets, capital, reserve, surplus, and any money or assets of whatsoever kind and character belonging to this corporation, and in such securities and assets and in such manner as provided and authorized by the laws of the State of Oklahoma.

     (5) To do and perform every act, kindred, necessary or convenient to properly carry out and perform any of the foregoing purposes or either of them, in any state or territory of the United States of America, or worldwide, not inconsistent with nor prohibited by the Constitution or laws of the State of Oklahoma.

     As amended: No change.

                                   ARTICLE IV

     As filed: This corporation is and shall be a stock company, non-assessable, and not a mutual company. The authorized capital of this corporation shall be $2,000,000.00, consisting of 200,000 shares of common stock of the par value of ten dollars ($10.00) per share.

     As amended: This corporation is and shall be a stock company, non-assessable, and not a mutual company. The authorized capital of this corporation shall be $2,500,000.00, consisting of 250,000 shares of common stock of the par value of ten dollars ($10.00) per share.


                                   ARTICLE V

     As filed: The affairs and business of this corporation shall be managed, controlled and conducted by Board of Directors composed of not less than five nor more than fifteen members in accordance with and subject to such By-laws as shall be from time to time adopted. The names and addresses of the current directors of the corporation who shall hold office until the next annual meeting of the shareholders or until their respective successors shall be elected and qualified are as follows:

          C. W. Cameron, Oklahoma City, Oklahoma
          W. D. Carr, Stillwater, Oklahoma
          H. A. Conner, Oklahoma City, Oklahoma
          W. E. Durrett, Oklahoma City, Oklahoma
          E. C. Joullian III, Oklahoma City, Oklahoma

     As amended: The affairs and business of this corporation shall be managed, controlled and conducted by Board of Directors composed of not less than five nor more than fifteen members in accordance with and subject to such By-laws as shall be from time to time adopted. The names and addresses of the current directors of the corporation who shall hold office until the next annual meeting of the shareholders or until their respective successors shall be elected and qualified are as follows:

          C. W. Cameron, Oklahoma City, Oklahoma
          William M. Cameron, Oklahoma City, Oklahoma
          William E. Durrett, Oklahoma City, Oklahoma
          E. C. Joullian III, Oklahoma City, Oklahoma
          John W. Rex, Oklahoma City, Oklahoma
          Galen P. Robbins, Oklahoma City, Oklahoma
          John D. Smith, Atlanta, Georgia

                                   ARTICLE VI

     As Filed: The principal place of business shall be located at 2000 Classen Center, Oklahoma City, Oklahoma, and business may be transacted in every county in the State of Oklahoma, and in such other states of the United States and such other countries as the Board of Directors may from time to time determine.

     As Amended: No change.

                                  ARTICLE VII

     As filed: The corporation's indebtedness shall be limited only as directed by the laws of the State of Oklahoma and acts of the Board of Directors.

     As amended: No change.


                                  ARTICLE VIII

     As filed: Any process in any action or proceeding may be served on the corporation by service upon Don J. Gutteridge, Jr., 2000 Classen Center, Oklahoma City, Oklahoma.

     As amended: Any process in any action or proceeding may be served on the corporation by service upon Stephen P. Garrett, 2000 Classen Center, 7th Floor, North Building, Oklahoma City, Oklahoma 73106.

     The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 250,000; that the said change(s) and amendment has been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.



ATTEST                              AMERICAN FIDELITY ASSURANCE COMPANY


STEPHEN P. GARRETT                  BY   WILLIAM E. DURRETT
Stephen P. Garrett                       William E. Durrett, President
Secretary

           (SEAL)


STATE OF OKLAHOMA    )
                     ) SS.
COUNTY OF OKLAHOMA   )


Before me the undersigned, a Notary Public in and for said County and State, on this 4th day of November, 1987; personally appeared WILLIAM E. DURRETT and STEPHEN P. GARRETT, in their capacity as Senior Vice President and Secretary, respectively, of AMERICAN FIDELITY ASSURANCE COMPANY, an Oklahoma corporation, to me known to be the identical person who executed the within and foregoing instrument and acknowledged to me that they executed the same as their free and voluntary act in deed for the uses and purposes therein set forth.

          Given under my hand and seal the day and year last above written.


                                          B. K. FRAZIER
                                          Notary Public

My Commission Expires:

     10-15-89

     (SEAL)

                        AMENDED ARTICLES OF INCORPORATION
                                       OF
                       AMERICAN FIDELITY ASSURANCE COMPANY
                            (Domestic Stock Company)


STATE OF OKLAHOMA   )
                    ) SS.
COUNTY OF OKLAHOMA  )

TO: THE INSURANCE COMMISSIONER OF THE STATE OF OKLAHOMA AND THE SECRETARY OF STATE OF THE STATE OF OKLAHOMA:


     We,  the  undersigned  John W. Rex and Don J.  Gutteridge,  Jr.  do  hereby certify that we hold the offices of Senior Vice President and Vice President/Secretary respectively of American Fidelity Assurance Company, an Oklahoma corporation, and that we are persons legally competent to sign, acknowledge and execute Amended Articles of Incorporation of American Fidelity Assurance Company pursuant to the laws of the State of Oklahoma and we do hereby execute the following Amended Articles of Incorporation of American Fidelity Assurance Company and we further affirm that the following amendments were adopted in the manner prescribed by the Statutes of the State of Oklahoma, each such amendment being adopted on the 30th day of October 1979.

                                    ARTICLE I

     As filed: The name of this corporation is: American Fidelity Assurance Company.

     As amended: No change.

                                   ARTICLE II

     As filed: The duration of the corporation's existence shall be perpetual.

     As amended: No change.

                                   ARTICLE III

     As filed: The kinds of insurance the corporation is formed to transact, and the objects, powers and purposes to be transacted, promoted and carried on are:

     (1) To engage in the insurance business as domestic, stock, life and/or accident and health insurer, as authorized by Title 36, Sections 609, et seq. and Sections 2102, et seq. Oklahoma Statutes Annotated, and the amendments, additions, and supplements thereto, and generally to make, write, execute and issue contracts and policies of insurance as follows:

          (a) Upon the lives or health of persons and families and every insurance appertaining thereto.

          (b)  To grant, purchase or dispose of annuities and endowments.

          (c) Against bodily injury or death by accident and other disability insurance.

          (d)  Hospitalization and dread disease coverage.

          (e)  Group life, health, accident and annuities.

          (f)  Credit life, health and accident insurance.

          (g) To reinsure and to accept reinsurance and to make and enter into contracts pertaining to the same.

          (h) To issue policies on the ordinary, monthly ordinary debit, industrial, family, or other plans.

          (i) In connection with the foregoing but without limitation of its general purposes, to issue any or all of its policies with or without participation in profits, savings or unabsorbed portions of premiums, and to classify policies issued on a participating or non-participating basis and to determine the right to participate and the extent of participation of any class or classes of policies.

     (2) To own, acquire, buy, sell, mortgage, trade, lease, convey, lease for oil and gas development and transfer any real, personal or mixed property when the same shall be necessary or convenient and to enter into and carry out and perform any and all contracts of every kind and character pertaining to its business.

     (3) To employ such agents and solicitors for insurance and such other agents, employees and officers as may be necessary or desirable for the proper conduct and best interests of the corporation.

     (4) To invest the assets, capital, reserve, surplus, and any money or assets of whatsoever kind and character belonging to this corporation, in such securities and assets and in such manner as provided and authorized by the laws of the State of Oklahoma.

     (5) To do and perform every act, kindred, necessary or convenient to properly carry out and perform any of the foregoing purposes or either of them, in any state or territory of the United States of America, or worldwide, not inconsistent with nor prohibited by the Constitution or laws of the State of Oklahoma.

     As amended: No change.

                                   ARTICLE IV

     As filed: This corporation is and shall be a stock company, non-assessable and not a mutual company. the authorized capital of this corporation shall be $1,000,000.00, consisting of 100,000 shares of common stock of the par value of ten dollars ($10.00) per share.

     As amended: This corporation is and shall be a stock company, non-assessable, and not a mutual company. The authorized capital of this corporation shall be $2,000,000.00, consisting of 200,000 shares of common stock of the par value of ten dollars ($10.00) per share.


                                    ARTICLE V

     As filed: The affairs and business of this corporation shall be managed, controlled and conducted by Board of Directors composed of not less than five nor more than fifteen members in accordance with and subject to such bylaws as shall be from time to time adopted. The names and addresses of the current directors of the corporation who shall hold office until the next annual meeting of the shareholders or until their respective successors shall be elected and qualified are as follows:

          C. W. Cameron, Oklahoma City, Oklahoma
          C. B. Cameron, Oklahoma City, Oklahoma
          Lenice Cameron, Oklahoma City, Oklahoma
          H. A. Conner, Oklahoma City, Oklahoma
          V. P. Crowe, Oklahoma City, Oklahoma
          W. T. Richardson, Oklahoma City, Oklahoma
          C. W. Barbour, Oklahoma City, Oklahoma
          E. C. Joullian III, Oklahoma City, Oklahoma
          Grady D. Harris, Jr., Oklahoma City, Oklahoma
          W. D. Carr, Stillwater, Oklahoma

     As amended: The affairs and business of this corporation shall be managed, controlled and conducted by Board of Directors composed of not less than five nor more than fifteen members in accordance with and subject to such bylaws as shall be from time to time adopted. The names and addresses of the current directors of the corporation who shall hold office until the next annual meeting of the shareholders or until their respective successors shall be elected and qualified are as follows:

          C. W. Cameron, Oklahoma City, Oklahoma
          W. D. Carr, Stillwater, Oklahoma
          H. A. Conner, Oklahoma City, Oklahoma
          W. E. Durrett, Oklahoma City, Oklahoma
          E. C. Joullian III, Oklahoma City, Oklahoma

                                   ARTICLE VII

     As filed: The principal place of business shall be located at 2901 Classen Boulevard, Oklahoma City, Oklahoma, and business may be transacted in every county in the State of Oklahoma, and in such other states of the United States and such other countries as the Board of Directors may from time to time determine.

     As amended: The principal place of business shall be located at 2000 Classen Center, Oklahoma City, Oklahoma, and business may be transacted in every county in the State of Oklahoma, and in such other states of the United States and such other countries as the Board of Directors may from time to time determine.

                                   ARTICLE VII

     As filed: The corporation's indebtedness shall be limited only as directed by the laws of the State of Oklahoma and acts of the Board of Directors.

     As amended: No change.

                                  ARTICLE VIII

     As filed: Any process in any action or proceeding may be served on the corporation by service upon C. B. Cameron, 2901 Classen Boulevard, Oklahoma City, Oklahoma.

     As amended: Any process in any action or proceeding may be served on the corporation by service upon Don J. Gutteridge, Jr., 2000 Classen Center, Oklahoma City, Oklahoma.

                                   ARTICLE IX

     (1) Such amendments were proposed by a resolution of the Board of Directors on the 30th day of October, 1979.

     (2) The amendment was unanimously adopted by the sole shareholder in accordance with the provisions of Title 18, Sec. 153 of the "Business Corporation Act" on October 30, 1979.

     IN WITNESS WHEREOF the undersigned corporation has caused these Amended Articles to be executed this 30th day of October, 1979.

                                   AMERICAN FIDELITY ASSURANCE COMPANY



                                   By   JOHN W. REX
                                        Senior Vice President

ATTEST:



DON J. GUTTERIDGE, JR.
Vice President/Secretary


(Corporate Seal)


STATE OF OKLAHOMA    )
                     )  SS.
COUNTY OF OKLAHOMA   )

     I, Mary Lue Lane, a Notary Public in and for said county state hereby certify that on the 30th day of October, 1979, John W. Rex, Senior Vice President, and Don J. Gutteridge, Jr., Vice President/Secretary, personally appeared before me and being first duly sworn acknowledge that they signed the foregoing document in the respective capacity therein set forth and declared that the statements therein contained are true.

     IN WITNESS WHEREOF I have hereunto set my hand and seal the day and year first above written.

                                           MARY LUE LANE
                                           Notary Public

My Commission Expires:  3/3/83

(SEAL)

                          AMENDED ARTICLES OF INCORPORATION
                                       OF
                       AMERICAN FIDELITY ASSURANCE COMPANY
                            (Domestic Stock Company)


STATE OF OKLAHOMA    )
                     )SS.
COUNTY OF OKLAHOMA   )

TO: THE INSURANCE COMMISSIONER OF THE STATE OF OKLAHOMA AND THE SECRETARY OF STATE OF THE STATE OF OKLAHOMA:

     We, the undersigned John W. Rex and Don J. Gutteridge, Jr. do hereby certify that we hold the offices of Vice President and Secretary respectively of American Fidelity Assurance Company, an Oklahoma corporation, and that we are persons legally competent to sign, acknowledge and execute Amended Articles of Incorporation of American Fidelity Assurance Company pursuant to the laws of the State of Oklahoma and we do hereby execute the following Amended Articles of Incorporation of American Fidelity Assurance Company and we further affirm that the following amendments were adopted in the manner prescribed by the Statutes of the State of Oklahoma, each such amendment being adopted on the 30th day of December, 1975.

                                    ARTICLE I

     As filed: The name of this corporation is: American Fidelity Assurance Company.

     As amended: No change.

                                   ARTICLE II

     As filed: The duration of the corporation's existence shall be perpetual.

     As amended: No change.

                                   ARTICLE III

     As filed: The kinds of insurance the corporation is formed to transact, and the objects, powers and purposes to be transacted, promoted and carried on are:

     (1) To engage in the insurance business as domestic, stock, life and/or accident and health insurer, as authorized by Title 36, Sections 609, et seq. and Sections 2102, et seq. Oklahoma Statutes Annotated, and the amendments, additions, and supplements thereto, and generally to make, write, execute and issue contracts and policies of insurance as follows:

          (a) Upon the lives or health of persons and families and every insurance appertaining thereto.

          (b)  To grant, purchase or dispose of annuities and endowments.

          (c) Against bodily injury or death by accident and other disability insurance.

          (d)  Hospitalization and dread disease coverage.

          (e)  Group life, health, accident and annuities.

          (f)  Credit life, health and accident insurance.

          (g) To reinsure and to accept reinsurance and to make and enter into contracts pertaining to the same.

          (h) To issue policies on the ordinary, monthly ordinary debit, industrial, family, or other plans.

          (i) In connection with the foregoing but without limitation of its general purposes, to issue any or all of its policies with or without participation in profits, savings or unabsorbed portions of premiums, and to classify policies issued on a participating or non-participating basis and to determine the right to participate and the extent of participation of any class or classes of policies.

     (2) To own, acquire, buy, sell, mortgage, trade, lease, convey, lease for oil and gas development and transfer any real, personal or mixed property when the same shall be necessary or convenient and to enter into and carry out and perform any and all contracts of every kind and character pertaining to its business.

     (3) To employ such agents and solicitors for insurance and such other agents, employees and officers as may be necessary or desirable for the proper conduct and best interests of the corporation.

     (4) To invest the assets, capital, reserve, surplus, and any money or assets of whatsoever kind and character belonging to this corporation, in such securities and assets and in such manner as provided and authorized by the laws of the State of Oklahoma.

     (5) To do and perform every act, kindred, necessary or convenient to properly carry out and perform any of the foregoing purposes or either of them, in any state or territory of the United States of America, or worldwide, not inconsistent with nor prohibited by the Constitution or laws of the State of Oklahoma.

     As amended: No change.

                                   ARTICLE IV

     As filed: This corporation is and shall be a stock company, non-assessable and not a mutual company. The authorized capital of this corporation shall be $800,000.00 consisting of 80,000 shares of common stock of the par value of ten dollars ($10.00) per share.

     As amended: This corporation is and shall be a stock company, non-assessable, and not a mutual company. The authorized capital of this corporation shall be $1,000,000.00, consisting of 100,000 shares of common stock of the par value of ten dollars ($10.00) per share.

                                    ARTICLE V

     As filed: The affairs and business of this corporation shall be managed, controlled and conducted by Board of Directors composed of not less than five nor more than fifteen members in accordance with and subject to such bylaws as shall be from time to time adopted. The names and addresses of the current directors of the corporation who shall hold office until the next annual meeting of the shareholders or until their respective successors shall be elected and qualified are as follows:

          C. W. Cameron, Oklahoma City, Oklahoma
          C. B. Cameron, Oklahoma City, Oklahoma
          Lenice Cameron, Oklahoma City, Oklahoma
          H. A. Conner, Oklahoma City, Oklahoma
          V. P. Crowe, Oklahoma City, Oklahoma
          W. T. Richardson, Oklahoma City, Oklahoma
          C. W. Barbour, Oklahoma City, Oklahoma
          E. C. Joullian, III, Oklahoma City, Oklahoma
          Grady D. Harris, Jr., Oklahoma City, Oklahoma
          W. D. Carr, Stillwater, Oklahoma

     As amended: No change.

                                   ARTICLE VI

     As filed: The principal place of business shall be located at 2901 Classen Boulevard, Oklahoma City, Oklahoma, and business may be transacted in every county in the State of Oklahoma, and in such other states of the United States and such other countries as the Board of Directors may from time to time determine.

     As amended: No change.

                                   ARTICLE VII

     As filed: The corporation's indebtedness shall be limited only as directed by the laws of the State of Oklahoma and acts of the Board of Directors.

     As amended: No change.

                                  ARTICLE VIII

     As filed: Any process in any action or proceeding may be served on the corporation by service upon C. B. Cameron, 2901 Classen Boulevard, Oklahoma City, Oklahoma.

     As amended: No change.

                                   ARTICLE IX

     (1) Such amendments were proposed by a resolution of the Board of Directors on the 30th day of December, 1975.

     (2) The amendment was unanimously adopted by the sole shareholder in accordance with the provisions of Title 18, Sec. 153 of the "Business Corporation Act" on December 30, 1975.

     IN WITNESS WHEREOF the undersigned corporation has caused these Amended Articles to be executed this 30th day of December, 1975.


                       AMERICAN FIDELITY ASSURANCE COMPANY


                       By  JOHN W. REX
                           Vice President

ATTEST:

DON J. GUTTERIDGE, JR.
Secretary

(Corporate Seal)

STATE OF OKLAHOMA   )
                    )SS:
COUNTY OF OKLAHOMA  )

     I, Mary Lue Lane, a Notary Public in and for said county and state hereby certify that on the 30th day of December, 1975, John W. Rex, Vice President, and Don J. Gutteridge, Jr., Secretary, personally appeared before me and being first duly sworn acknowledge that they signed the foregoing document in the respective capacity therein set forth and declared that the statements therein contained are true.

     IN WITNESS WHEREOF I have hereunto set my hand and seal the day and year first above written.

                                        MARY LUE LANE
                                        Notary Public

My Commission Expires:
3-3-79

(SEAL)

                        AMENDED ARTICLES OF INCORPORATION
                                       OF
                       AMERICAN FIDELITY ASSURANCE COMPANY
                            (Domestic Stock Company)

STATE OF OKLAHOMA   )
                    ) SS:
COUNTY OF OKLAHOMA  )

TO: THE INSURANCE COMMISSIONER OF THE STATE OF OKLAHOMA. AND THE SECRETARY OF STATE OF THE STATE OF OKLAHOMA:

     We, the undersigned C. B. Cameron and Don J. Gutteridge, Jr. do hereby certify that we hold the offices of President and Assistant Secretary respectively of American Fidelity Assurance Company, an Oklahoma corporation, and that we are persons legally competent to sign, acknowledge and execute Amended Articles of Incorporation of American Fidelity Assurance Company pursuant to the laws of the state of Oklahoma and we do hereby execute the following Amended Articles of Incorporation of American Fidelity Assurance Company and we further affirm that the following amendments were adopted in the manner prescribed by the Statutes of the State of Oklahoma, each such amendment being adopted on the 23rd day of December, 1971.

                                    ARTICLE I

     As filed: The name of this corporation is: American Fidelity Assurance Company.

     As amended: No change.

                                   ARTICLE II

     As filed: The duration of the corporation's existence shall be perpetual.

     As amended: No change.

                                   ARTICLE III

     As filed: The kinds of insurance the corporation is formed to transact, and the objects, powers and purposes to be transacted, promoted and carried on are:

     (1) To engage in the insurance business as domestic, stock, life and/or accident and health insurer, as authorized by Title 36, Sections 609, et seq. and Sections 2102, et seq. Oklahoma Statutes Annotated, and the amendments, additions, and supplements thereto, and generally to make, write, execute and issue contracts and policies of insurance as follows:

          (a) Upon the lives or health of persons and families and every insurance appertaining thereto.

          (b)  To grant, purchase or dispose of annuities and endowments.

          (c) Against bodily injury or death by accident and other disability insurance.

          (d)  Hospitalization and dread disease coverage.

          (e)  Group life, health, accident and annuities.

          (f)  Credit life, health and accident insurance.

          (g) To reinsure and to accept reinsurance and to make and enter into contracts pertaining to the same.

          (h) To issue policies on the ordinary, monthly ordinary debit, industrial family, or other plans.

          (i) In connection with the foregoing but without limitation of its general purposes, to issue any or all of its policies with or without participation in profits, savings or unabsorbed portions of premiums, and to classify policies issued on a participating or non-participating basis and to determine the right to participate and the extent of participation of any class or classes of policies.

     (2) To own, acquire, buy, sell, mortgage, trade, lease, convey, lease for oil and gas development and transfer any real, personal or mixed property when the same shall be necessary or convenient and to enter into and carry out and perform any and all contracts of every kind and character pertaining to its business.

     (3) To employ such agents and solicitors for insurance and such other agents, employees and officers as may be necessary or desirable for the proper conduct and best interests of the corporation.

     (4) To invest the assets, capital, reserve, surplus, and any money or assets of whatsoever kind and character belonging to this corporation, in such securities and assets and in such manner as provided and authorized by the laws of the State of Oklahoma.

     (5) To do and perform every act, kindred, necessary or convenient to properly carry out and perform any of the foregoing purposes or either of them, in any state or territory of the United States of America, or worldwide, not inconsistent with nor prohibited by the Constitution or laws of the State of Oklahoma.

     As amended: No change.

                                   ARTICLE IV

     As filed: This corporation is and shall be a stock company, non-assessable and not a mutual company. The authorized capital of this corporation shall he $600,000.00 consisting of 60,000 shares of common stock of the par value of ten dollars ($10.00) per share.

     As amended: This corporation is and shall be stock company, assessable, and not a mutual company. The authorized capital of this corporation shall be $800,000.00, consisting of 80,000 shares of common stock of the par value of ten dollars ($10.00) per share.

                                    ARTICLE V

     As filed: The affairs and business of' this corporation shall be managed, controlled and conducted by Board of Directors composed of not less than five nor more than fifteen members in accordance with and subject to such bylaws as shall be from time to time adopted. The names and addresses of the current directors of the corporation who shall hold office until the next annual meeting of the shareholders or until their respective successors shall be elected and qualified are as follows:

          C. W. Cameron, Oklahoma City, Oklahoma
          C. B. Cameron, Oklahoma City, Oklahoma
          Lenice Cameron, Oklahoma City, Oklahoma
          H. A. Conner, Oklahoma City, Oklahoma
          V. P. Crowe, Oklahoma City, Oklahoma
          W. T. Richardson, Oklahoma City, Oklahoma
          C. W. Barbour, Oklahoma City, Oklahoma
          E. C. Joullian, III, Oklahoma City, Oklahoma
          Grady D. Harris, Jr., Oklahoma City, Oklahoma
          W. D. Carr, Stillwater, Oklahoma

     As amended: No change.

                                   ARTICLE VI

     As filed: The principal place of business shall be located at 2901 Classen Boulevard, Oklahoma City, Oklahoma, and business may be transacted in every county in the State of Oklahoma, and in such other states of the United States and such other countries as the Board of Directors may from time to time determine.

     As amended: No change.

                                   ARTICLE VII

     As filed: The corporation's indebtedness shall be limited only as directed by the laws of the State of Oklahoma and acts of the Board of Directors.

     As amended: No change.

                                  ARTICLE VIII

     As filed: Any process in any action or proceeding may be served on the corporation by service upon C. B. Cameron, 2901 Classen Boulevard, Oklahoma City, Oklahoma.

     As amended: No change.

                                   ARTICLE IX

     1. Such amendments were proposed by a resolution of the Board of Directors on the 1st day of December, 1971.

     2. The amendment was unanimously adopted by the shareholders in accordance with the provisions of Title 18, Sec. 153 of the "Business Corporation Act" on December 23, 1971.

     IN WITNESS WHEREOF the undersigned corporation has caused these Amended Articles to be executed this 27th day of December, 1971.

                                   AMERICAN FIDELITY ASSURANCE COMPANY


                                   By  C. B. CAMERON
                                       President

ATTEST:

DON J. GUTTERIDGE, JR.
Assistant Secretary

(Corporate Seal)




STATE OF OKLAHOMA  )
                   )  SS:
COUNTY OF OKLAHOMA )


     I, Linda Gaylene Henley, a Notary Public in and for said county and state hereby certify that on the 27th day of December, 1971, C. B. Cameron, President, and Don J. Gutteridge, Jr., Assistant Secretary, personally appeared before me and being first duly sworn acknowledge that they signed the foregoing document in the respective capacity therein set forth and declared that the statements therein contained are true.

     IN WITNESS WHEREOF I have hereunto set my hand and seal the day and year first above written.

                                  LINDA GAYLENE HENLEY
                                  Notary Public

My Commission Expires:

October 12, 1975

(SEAL)

                        AMENDED ARTICLES OF INCORPORATION
                                       OF
                       AMERICAN FIDELITY ASSURANCE COMPANY
                            (Domestic Stock Company)

STATE OF OKLAHOMA   )
                    )   SS:
COUNTY OF OKLAHOMA  )

TO: THE INSURANCE COMMISSIONER OF THE STATE OF OKLAHOMA AND THE SECRETARY OF STATE OF THE STATE OF OKLAHOMA:

     We, the undersigned C. W. Cameron and H. A. Conner do hereby certify that we hold the offices of President and Secretary respectively of American Fidelity Assurance Company, an Oklahoma corporation, and that we are persons legally competent to sign, acknowledge and execute Amended Articles of Incorporation of American Fidelity Assurance Company pursuant to the laws of the state of
Oklahoma and we do hereby execute the following Amended Articles of Incorporation of American Fidelity Assurance Company and we further affirm that the following amendments were adopted in the manner prescribed by the Statutes of the State of Oklahoma, each such amendment being adopted on the 28th day of November, 1966.

                                   ARTICLE I

     As filed: The name of this corporation is: American Fidelity Assurance Company.

     As amended: No change.

                                   ARTICLE II

     As filed: The duration of the corporation's existence shall be perpetual.

     As amended: No change.

                                  ARTICLE III

     As filed: The kinds of insurance the corporation is formed to transact, and the objects, powers and purposes to be transacted, promoted and carried on are:

     (1) To engage in the insurance business as domestic, stock, life and/or accident and health insurer, as authorized by Title 36, Sections 609, et seq. and Sections 2102, et seq. Oklahoma Statutes Annotated, and the amendments, additions, and supplements thereto, and generally to make, write, execute and issue contracts and policies of insurance as follows:

          (a) Upon the lives or health of persons and families and every insurance appertaining thereto.

          (b)  To grant, purchase or dispose of annuities and endowments.

          (c) Against bodily injury or death by accident and other disability insurance.

          (d)  Hospitalization and dread disease coverage.

          (e)  Group life, health, accident and annuities.

          (f)  Credit life, health and accident insurance.

          (g) To reinsure and to accept reinsurance and to make and enter into contracts pertaining to the same.

          (h) To issue policies on the ordinary, monthly ordinary debit, industrial, family, or other plans.

          (i) In connection with the foregoing but without limitation of. its general purposes, to issue any or all of its policies with or without participation in profits, savings or unabsorbed portions of premiums, and to classify policies issued on a participating or nonparticipating basis and to determine the right to participate and the extent of participation of any class or classes of policies.

     (2) To own, acquire, buy, sell, mortgage, trade, lease, convey, lease for oil and gas development and transfer any real, personal or mixed property when the same shall be necessary or convenient and to enter into and carry out and perform any and all contracts of every kind and character pertaining to its business.

     (3) To employ such agents and solicitors for insurance and such other agents, employees and officers as may be necessary or desirable for the proper conduct and best interests of the corporation.

     (4) To invest the assets, capital, reserve, surplus, and any money or assets of whatsoever kind and character belonging to this corporation, in such securities and assets and in such manner as provided and authorized by the laws of the State of Oklahoma.

     (5) To do and perform every act, kindred, necessary or convenient to properly carry out and perform any of the foregoing purposes or either of them, in any state or territory of the United States of America, or worldwide, not inconsistent with nor prohibited by the Constitution or laws of the State of Oklahoma,

     As Amended: No change.

                                   ARTICLE IV

     As Filed: This corporation is and shall be a stock company, non-assessable, and not a mutual company. The authorized capital of this corporation shall be $200,000.00, consisting of 20,000 shares of common stock of the par value of ten ($10.00) dollars per share.

     As Amended: This corporation is and shall be a stock company, non-assessable and not a mutual company. The authorized capital of this corporation shall be $600,000.00 consisting of 60,000 shares of common stock of the par value of ten ($10.00) dollars per share.

                                   ARTICLE V

     As Filed: The affairs and business of this corporation shall be managed, controlled and conducted by a Board of Directors composed of not less than five nor more than fifteen members, in accordance with and subject to such by-laws as shall be from time to time adopted.

     The names and address of the corporation's first directors who are to serve for a period ending the first Monday in April, 1961, and until their successors are elected and shall be qualified are as follows:

          C. W. Cameron, 2901 Classen Blvd., Oklahoma City, Oklahoma
          C. B. Cameron, 290). Classen Blvd., Oklahoma City, Oklahoma Lenice Cameron, 2901 Classen Blvd., Oklahoma City, Oklahoma
          H. A. Conner, 2901 Classen Blvd., Oklahoma City, Oklahoma
          V. P. Crowe, 570 First National Bldg., Oklahoma City, Oklahoma.

     The names and addresses of the corporation's first principal officers who are to serve for a period ending the first Monday in April, 1961, and until their successors are elected and shall qualify, are as follows:

          President -       C. W. Cameron,       2901 Classen Blvd.,
                                                 Oklahoma City, Oklahoma

          Vice  President - C. B. Cameron,       2901 Classen  Blvd.,
                                                 Oklahoma City, Oklahoma

          Secretary -       H. A. Conner,        2901 Classen Blvd.,
                                                 Oklahoma City, Oklahoma

          Treasurer -       H. A. Conner,        2901 Classen Blvd.,
                                                 Oklahoma City, Oklahoma

     As Amended: The affairs and business of this corporation shall be managed, controlled and conducted by Board of Directors composed of not less than five nor more than fifteen members in accordance with and subject to such by--laws as shall be from time to time adopted. The names and addresses of the current directors of the corporation who shall hold office until the next annual meeting of the shareholders or until their respective successors shall be elected and qualified are as follows:

          C. W. Cameron, Oklahoma City, Oklahoma
          C. B. Cameron, Oklahoma City, Oklahoma
          Lenice Cameron, Oklahoma City, Oklahoma
          H. A. Conner, Oklahoma City, Oklahoma
          V. P. Crowe, Oklahoma City, Oklahoma
          W. T. Richardson, Oklahoma City, Oklahoma
          C. W. Barbour, Oklahoma City, Oklahoma
          E. C. Joullian, III, Oklahoma City, Oklahoma
          Grady D. Harris, Jr., Oklahoma City, Oklahoma
          W. D. Carr, Stillwater, Oklahoma

                                   ARTICLE VI

     As Filed: The principal place of business shall be located at 2901 Classen Blvd., Oklahoma City, Oklahoma, and business may be transacted in every county in the State of Oklahoma, and in the State of Texas, Louisiana, Kansas, Arkansas, Mississippi, Missouri, Nebraska, and such other States of the United States of America as the Board of Directors may from time to time determine.

     As Amended: The principal place of business shall be located at 2901 Classen Blvd., Oklahoma City, Oklahoma, and business may be transacted in every county in the State of Oklahoma, and in such other states of the United States and such other countries as the Board of Directors may from time to time determine.

                                  ARTICLE VII

     As Filed: The corporation's indebtedness shall be limited only as directed by the laws of the State of Oklahoma and acts of the Board of Directors.

     As Amended: No change.

                                  ARTICLE VIII

     As Filed: Any process in any action or proceeding may be served on the corporation by service upon C. B. Cameron, 2901 Classen Blvd., Oklahoma City, Oklahoma.

     As Amended: No change.

                                   ARTICLE IX

     1. Such amendments were proposed by a resolution of the Board of Directors on the 11th day of November, 1966.

     2. The amendment was adopted by vote of the shareholders in accordance with the provisions of Title 18, Sec. 153 of the "Business Corporation Act".

     3. The meeting of the shareholders of the corporation at which the amendment was adopted was held at the Conference Room, Cameron Building, 2901 Classen Blvd., Oklahoma City, Oklahoma, on November 28, 1966.

     4. Notice of the meeting was given to the shareholders by mailing notice on November 17, 1966, to each shareholder, said notice having been mailed more than ten days prior to the meeting of shareholders.

     5. 13,971 shares out of the 20,000 shares of the issued common stock being a majority thereof, voted for such amendments.

     6. None of the shares of the issued common stock voted against such amendment.

     7. The number of shares voted as a class--all of the outstanding shares are common stock and there is no outstanding stock of any other class. The vote of the shares of the common stock of the corporation is set forth in Paragraphs 5 and 6 above.

     IN WITNESS WHEREOF the undersigned corporation has caused these Amended Articles to be executed this 29th day of November, 1966.

                                 AMERICAN FIDELITY ASSURANCE COMPANY

                                 By   C. W. CAMERON
                                      President
ATTEST:

H. A. CONNER
Secretary

(Corporate Seal)


STATE OF OKLAHOMA    )
                     )  SS:
COUNTY OF OKLAHOMA   )

     I, Junedean M. Emmert, a Notary Public in and for said county and state hereby certify that on the 29th day of November, 1966, C. W. Cameron, President and H. A. Conner, Secretary personally appeared before me and being first duly sworn acknowledge that they signed the foregoing document in the respective capacity therein set forth and declared that the statements therein contained are true.

     IN WITNESS WHEREOF I have hereunto set my hand and seal the day and year first above written.

                                              JUNEDEAN M. EMMERT
                                              Notary Public

My Commission Expires:

January 30, 1968

(SEAL)

                            ARTICLES OF INCORPORATION
                                       OF
                       AMERICAN FIDELITY ASSURANCE COMPANY
                            (Domestic Stock Company)


STATE OF OKLAHOMA  )
                   ) SS:
COUNTY OF OKLAHOMA )

TO THE SECRETARY OF STATE OF THE STATE OF OKLAHOMA:

     We, the undersigned Incorporators:

C. W. Cameron, 2901 Classen Blvd., Oklahoma City, Oklahoma;
Lenice Cameron, 2901 Classen Blvd., Oklahoma City, Oklahoma;
C. B. Cameron, 2901 Classen Blvd., Oklahoma City, Oklahoma;
Bruce H. Johnson, 570 First National Bldg., Oklahoma City, Oklahoma; James C. Gibbens, 570 First National Bldg., Oklahoma City, Oklahoma;

each being over twenty-one years of age, citizens of the United States, residing in the State of Oklahoma, and persons legally competent to enter into contracts, for the purpose of forming a corporation pursuant to the provisions of the laws of the State of Oklahoma, do hereby adopt the following Articles of
Incorporation:

                                   ARTICLE I

The name of this corporation is:

American Fidelity Assurance Company.

                                   ARTICLE II

The duration of the corporation's existence shall be perpetual.

                                  ARTICLE III

The kinds of insurance the corporation is formed to transact, and the objects, powers and purposes to be transacted promoted and carried on are:

     (1) To engage in the insurance business as domestic, stock, life and/or accident and health insurer, as authorized by Title 36, Sections 609, et seq. and Sections 2102, et seq. Oklahoma Statutes Annotated, and the amendments, additions, and supplements thereto, and generally to make, write, execute and issue contracts and policies of insurance as follows:

          (a) Upon the lives or health of persons and families and every insurance appertaining thereto.

          (b)  To grant, purchase or dispose of annuities and endowments.

          (c) Against bodily injury or death by accident and other disability insurance.

          (d)  Hospitalization and dread disease coverage.

          {e)  Group life, health, accident and annuities.

          (f)  Credit life, health and accident insurance.

          (g) To reinsure and to accept reinsurance and to make and enter into contracts pertaining to the same.

          (h) To issue policies on the ordinary, monthly ordinary debit, industrial, family, or other plans.

          (i) In connection with the foregoing but without limitation on its general purposes, to issue any or all of its policies with or without participation in profits, savings or unabsorbed portions of premiums, and to classify policies issued on a participating or non-participating basis and to determine the right to participate and the extent of participation of any class or classes of policies.

     (2) To own, acquire, buy, sell, mortgage, trade, lease, convey, lease for oil and gas development and transfer any real; personal or mixed property when the same shall he necessary or convenient and to enter into and carry out and perform any and all contracts of every kind an character pertaining to its business.

     (3) To employ such agents and solicitors for insurance and such other agents, employees and officers as may be necessary or desirable for the proper conduct and best interests of the corporation.

     (4) To invest the assets, capital, reserve, surplus, and any money or assets of whatsoever kind and character belonging to this corporation, in such securities and assets and in such manner as provided and authorized by the laws of the State of Oklahoma.

     (5) To do and perform every act, kindred, necessary or convenient to properly carry out and perform any of the foregoing purposes or either of them, in any state or territory of the United States of America, or worldwide, not inconsistent with nor prohibited by the Constitution or laws of the State of Oklahoma.

                                   ARTICLE IV

This corporation is and shall he a stock company, non-assessable, and not a mutual company. The authorized capital of this corporation shall be $200,000.00, consisting of 20,000 shares of common stock of the par value of ten ($10.00) dollars per share.

                                   ARTICLE V

The affairs and business of this corporation shall be managed controlled and conducted by a Board of Directors composed of not less than five nor more than fifteen members, in accordance with and subject to such by-laws as shall be from tine to time adopted,

The names and addresses of the corporation's first directors who are to serve for a period ending the first Monday in April, 1961, and until their successors are elected and shell be qualified are as follows:

          C. W. Cameron, 2901 Classen Blvd., Oklahoma City, Oklahoma
          C. B. Cameron, 2901 Classen Blvd., Oklahoma City, Oklahoma Lenice Cameron, 2901 Classen Blvd., Oklahoma City. Oklahoma
          H. A, Conner, 2901 Classen Blvd., Oklahoma City, Oklahoma
          V. P. Crowe, 570 First National Bldg., Oklahoma City, Oklahoma

The names and addresses of the corporation's first principal officers who are to serve for a period ending the first Monday in April 1981, and until their successors are elected and shall qualify. are as follows:

          President -           C.  W.  Cameron,      2901  Classen  Blvd.,
                                                      Oklahoma  City, Oklahoma

          Vice  President -     C. B. Cameron,        2901 Classen  Blvd.,
                                                      Oklahoma City, Oklahoma

          Secretary -           H. A. Conner,         2901 Classen Blvd.,
                                                      Oklahoma City, Oklahoma

          Treasurer -           H. A. Conner,         2901 Classen Blvd.,
                                                      Oklahoma City, Oklahoma

                                   ARTICLE VI

The principal place of business shall be located at 2901 Classen Blvd., Oklahoma City, Oklahoma, and business may be transacted in every county in the State of Oklahoma, and in the States of Texas, Louisiana, Kansas, Arkansas, Mississippi, Missouri, Nebraska, and such other States of the United States of America as the Board of Directors may from time to time determine.

                                  ARTICLE VII

The corporation's indebtedness shall be limited only as directed by the laws of the State of Oklahoma and acts of the Board of Directors.

                                  ARTICLE VIII

Any process in any action or proceeding may be served on the corporation by service upon C. B. Cameron, 2901 Classen Blvd., Oklahoma City, Oklahoma.

     Executed at Oklahoma City, Oklahoma, this 29th day of November, 1960.


                                        C. W. CAMERON
                                        C. W. Cameron

                                        LENICE CAMERON
                                        Lenice Cameron

                                        C. B. CAMERON
                                        C. B. Cameron

                                        BRUCE H. JOHNSON
                                        Bruce H. Johnson

                                        JAMES C. GIBBENS
                                        James C. Gibbens

STATE OF OKLAHOMA  )
                   )  SS:
COUNTY OF OKLAHOMA )

     Before me, the undersigned, a Notary Public in and for said county and state on this 29th day of November, 1960, personally appeared C. W. Cameron, Lenice Cameron, C. B. Cameron, Bruce H. Johnson. and James C. Gibbens to me known to be the identical persons who executed the within and foregoing instrument and acknowledged to me that they executed the same as their free and voluntary act and deed for the uses and purposes therein set forth.


                                        MYRNA CONLEY
                                        Notary Public
My Commission Expires:
July 31, 1964

(SEAL)

                                                                     EXHIBIT 6.2

                          AMENDED AND RESTATED BY-LAWS
                                       OF
                       AMERICAN FIDELITY ASSURANCE COMPANY


                                    ARTICLE I

                                     OFFICES

Section 1.01 The principal office of the Corporation shall be in Oklahoma City, County of Oklahoma, State of Oklahoma.

Section 1.02 The Corporation may also have offices at such other places both within and without the State of Oklahoma as the Board of Directors may from time to time determine or the business of the Corporation may require.


                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS

Section 2.01 All meetings of the stockholders for the election of directors shall be held in the City of Oklahoma City, State of Oklahoma, or at such other place within or without the State of Oklahoma as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or a duly executed waiver of notice thereof. Meetings of stockholders for any other purpose may be held at such time and place, within or without the State of Oklahoma, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2.02 Annual meetings of stockholders shall be held on such days and at such times as may be fixed by the Board of Directors at which they shall elect by a plurality vote of the votes cast at such election a Board of Directors, and transact such other business as may properly be brought before the meeting.

Section 2.03 Unless otherwise provided by statute, written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting of not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 2.04 The officer or agent who has charge of the stock ledger or transfer books of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. The original stock ledger or transfer books shall be prima facie evidence as to who are the stockholders entitled to examine such list or to vote at any such meeting of stockholders.

Section 2.05 Special meetings of the stockholder, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the Chairman of the Board or the President or shall be called by the President or Secretary at the request in writing of a majority of the whole Board of Directors, or at the request in writing of stockholders owning twenty-five (25%) of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 2.06 Unless otherwise provided by statute, written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting, to each stockholder entitled to vote at such meeting.

Section 2.07 Business transacted at any special meeting of the stockholders shall be limited to the purposes in the notice.

Section 2.08 The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting originally notified and called. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.09 When a quorum is present at any meeting, the vote of the holders of a majority of the stock entitled to vote present in person or represented by proxy at the meeting shall decide any questions brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Articles of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 2.10 Unless otherwise provided in the Articles of Incorporation or in any certificate of powers, designations, preferences and rights pursuant to which any shares of the capital stock of the Corporation are issued, each shareholder shall at every meeting of the shareholders, be entitled to one vote for each share of the capital stock having voting power held by such shareholder.

Section 2.11 A stockholder may vote in person or may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all of the powers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No such proxy shall be valid after the expiration of three (3) years from the date of its execution, unless coupled with an interest, or unless the person executing it specifies therein the length of time for which it is to continue in force. Subject to the above, any proxy duly executed and not revoked shall continue in full force and effect until an instrument revoking it or a duly executed proxy bearing a later date is filed with the Secretary of the Corporation. Each proxy shall be revocable unless expressly provided therein to be irrevocable.

Section 2.12 Written notice of the time, place and purpose of all special meetings shall be delivered personally to each director or sent by mail or by other form of written communication, charges prepaid, addressed to him at his address as shown in the records of the Corporation or, if it is not so shown on such records or is not readily ascertainable, at the place where meetings of the directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the United States Mail or delivered to the telegraph company in the place in which the principal office of the Corporation is located at least five (5) days prior to the time of the holding of the meeting. In case such notice is delivered as above provided, it shall be so delivered at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing or delivery as above provided shall be due, legal and personal notice to such director.

Section 2.13 Any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 2.14 Voting at any meeting of stockholders may be oral or by ballot at the discretion of the President, except if vote by written ballot is demanded by a majority of the stockholders present at such meeting.


                                   ARTICLE III

                                    DIRECTORS

Section 3.01 The number of directors which shall constitute the whole Board of Directors shall be not less than three (3) nor more than fifteen (15). Within the limits specified, the number of directors shall be determined by resolution of the Board of Directors or by the stockholders at the annual meeting or at a special meeting called for that purpose. The directors shall be elected at the annual meeting of the stockholders or a special meeting of stockholders held for that purpose, except as provided in Section 3.02 of this Article, and each director elected shall hold office until his successor is elected and qualified. Directors need not be residents of the State of Oklahoma or stockholders.

Section 3.02 Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors shall be held in the manner provided by statute.

Section 3.03 The business and affairs of the Corporation shall be managed by its Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these By-laws directed or required to be exercised or done by the stockholders.

Section 3.04 Any director of the Corporation or the entire Board of Directors may be removed or discharged with or without cause by the affirmative vote therefore or written consent thereto by a majority of the issued and outstanding stock entitled to vote in the election of directors.

Section 3.05 Any director may resign at any time by mailing or delivering or by transmitting by telegram or cable written notice of his resignation to the Chairman of the Board, President, or to the Secretary of the Corporation; and any such resignation shall take effect at the time specified therein or, if no time is specified therein, then such resignation shall take effect immediately upon the receipt thereof.

                                   ARTICLE IV

                              MEETINGS OF DIRECTORS

Section 4.01 The Board of Directors may hold meetings, both regular and special, either within or without the State of Oklahoma.

Section 4.02 An annual meeting of the Board of Directors for the purpose of election of officers of the company and the transaction of any other business coming before such meeting shall be held each year. If a quorum of the whole Board shall not be present, then such regular annual meeting may be held at such time as shall be fixed by the consent, in writing, of all the Directors. Other meetings of the Board may be held without notice at such time as shall be determined by the Board.

Section 4.03 Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

Section 4.04 Special meetings of the Board of Directors may be called by the Chairman of the Board or the President on twenty-four (24) hours' notice delivered personally to each director, or three (3) days' notice by mail or by telegram; special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of two directors. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or written waiver of notice of such meeting.

Section 4.05 At all meetings of the Board of Directors, a majority of the directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified and called.

Section 4.06 Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 4.07 Members of the Board of Directors, or of any committee thereof, may participate in a meeting of such Board by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at such meeting.


                                    ARTICLE V

                               EXECUTIVE COMMITTEE

Section 5.01 At the annual meeting, at a regular meeting or at any special meeting of the Board of Directors, the Board may, if it deems necessary, acting by resolution adopted by a majority of the whole Board, elect, from their own members, an Executive Committee composed of three or more voting members.

Section 5.02 The Executive Committee shall have all of the powers of the directors in the interim between meetings of the Board, except the power to declare dividends and to adopt, amend or repeal the By-laws and where action of the Board of Directors is required by law. It shall keep regular minutes of its proceedings which shall be reported to the directors at their next meeting.

Section 5.03 The Executive Committee shall meet at such times as may be fixed by the Committee or on the call of the President or the Chairman of the Board. Notice of the time and place of the meeting shall be given to each member of the Committee in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors.

Section 5.04 A majority of the members of the Executive Committee shall constitute a quorum for the transaction of business. The act of the majority of the members of the Executive Committee present at a meeting at which a quorum is present shall be the act of the Executive Committee. At all meetings of the Executive Committee, each member present shall have one (1) vote which shall be cast by him in person.

Section 5.05 Any actions taken or approved at any meeting of the Executive Committee, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the members not present signs a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof.

Section 5.06 The entire Executive Committee or any individual member thereof may be removed from the Committee with or without cause by a vote of a majority of the whole Board of Directors.

Section 5.07 The Board of Directors shall fill all vacancies in the Executive Committee which may occur from time to time.

Section 5.08 Any action which might be taken at a meeting of the Executive Committee may be taken without a meeting if all of the members consent thereto in writing and the writing or writings are filed with the minutes of proceedings of the Committee.

Section 5.09 Members of the Executive Committee may participate in a meeting of such committee by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at such meeting.


                                   ARTICLE VI

                             COMMITTEE OF DIRECTORS

Section 6.01 The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, in addition to the Executive Committee provided for in Article V hereof, each committee to consist of two or more of the directors of the Corporation, which, to the extent provided in the resolution, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, except where action of the Board of Directors is required by law, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 6.02 Each committee shall comply with the same procedural rules set forth in Sections 5.03, 5.08, and 5.09 inclusive, of Article V that are applicable to the Executive Committee.

                                   ARTICLE VII

                                     NOTICES

Section 7.01 Notices to directors, officers and stockholders shall be in writing and delivered personally or mailed to the directors, officers or stockholders at their addresses appearing on the books of the Corporation. Notice by mail with postage thereon prepaid, shall be deemed to be given at the time when it is deposited in the United States mail. Notice to directors may also be given by telegram or cable and shall be deemed delivered when same shall be deposited at a telegraph office or cable office for transmission and all appropriate fees therefor have been paid.

Section 7.02 Whenever any notice is required to be given under the provisions of the General Corporation Law of Oklahoma, the Articles of Incorporation or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in any written waiver of notice


                                  ARTICLE VIII

                                    OFFICERS

Section 8.01 The officers of the corporation shall be a President, a Secretary and a Treasurer. The Corporation may also have, at the discretion of the Board of Directors, a Senior Chairman of the Board, a Chairman of the Board, a Vice Chairman of the Board, one or more Executive Vice Presidents, one or more Senior Vice Presidents, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of Section 8.03. One person may hold two or more offices; provided, however, that no person shall at the same time hold the offices of President and Secretary or more than one of the offices of President, Executive Vice President and Vice President

                                   Appointment

Section 8.02 The officers of the Corporation; except such officers as may be appointed in accordance with the provisions of Section 8.03 or Section 8.05 of this Article, shall be chosen annually by the Board of Directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

                              Subordinate Officers

Section 8.03 The Board of Directors may appoint, and may empower the Chairman of the Board or the President to appoint, such other officers as the business of the Corporation may require, each of whom shall hold office for such period, have such titles and such authority and perform such duties as are provided in the By-laws or as the Board of Directors may from time to time determine.

                             Removal and Resignation

Section 8.04 Any officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting thereof, or, except in case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the Board of Directors, or to the President, or to the Secretary of the Corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

                                    Vacancies

Section 8.05 A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the Bylaws for regular appointments to such office.

                                Chairman Emeritus

Section 8.06 The Chairman Emeritus of the Board, if any, shall be elected by and shall have such powers and duties which may be assigned to him from time to time by the Board of Directors.

                          Senior Chairman of the Board

Section 8.07 The Senior Chairman of the Board, shall, if present, in the absence of the Chairman of the Board, preside at all meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the By-laws.

                              Chairman of the Board

Section 8.08 The Chairman of the Board, shall, if present, preside at all meetings of the Board of Directors. He shall be the Chief Executive Officer of the Corporation and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the By-laws.

                           Vice Chairman of the Board

Section 8.09 The Vice Chairman of the Board, if any, shall, if present, in the absence of the Chairman, or the Senior Chairman, preside at all meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the By-laws.

                                    President

Section 8.10 Subject to such powers and duties, if any, as may be assigned by the Board of Directors to the Chairman Emeritus of the Board, to the Senior Chairman of the Board, to the Chairman of the Board, and to the Vice Chairman of the Board, the President shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation, including:

     (a)  he shall preside at all meetings of the shareholders;

     (b) in the absence of the Chairman of the Board, or the Senior Chairman of the Board, or the Vice Chairman of the Board, at all meetings of the Board of Directors.

     (c) He shall sign or countersign, as may be necessary, all such bills, notes, checks, contracts and other instruments as may pertain to the ordinary course of the Corporation's business and shall, with the Secretary, sign the minutes of all shareholders' and directors' meetings over which he may have presided.

     (d) He shall execute bonds, mortgages, and other contracts requiring a seal under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

     (e) At the annual meeting of the shareholders, he shall submit a completed report of the operations of the Corporation's affairs as existing at the close of each year and shall report to the Board of Directors from time to time all such matters coming to his attention and relating to the interest of the Corporation as should be brought to the attention of the Board.

     (f) He shall be a member of the Board of Directors and all standing committees, including the Executive Committee, if any; and he shall have such usual powers and duties of supervision and management as may pertain to the office of the President and shall have such other powers and duties as may be prescribed by the Board of Directors or the By-laws.

Section 8.11 The Chairman of the Board and the President shall have the power, subject to the Board of Directors, to appoint, as many Executive Vice Presidents, Senior Vice Presidents, Vice Presidents or any other subordinate officers, in their discretion, as they may determine. Such officers shall have the power to sign or countersign, as may be necessary, all such checks, notes, contracts and other instruments as may pertain to the ordinary course of the Corporation's business, including bonds, mortgages, and other contracts requiring a seal under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other agent of the Corporation.

                                    Secretary

Section 8.12 The Secretary shall keep or cause to be kept, at the principal office of the corporation or such other place as the Board of Directors may order, a book of minutes of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal office of the corporation or at the office of the corporation's transfer agent, a share ledger, or a duplicate share ledger, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors required by the By-laws or by law to be given, and he shall keep the seal of the corporation in safe custody. He shall also sign, with the President or Vice President, all contracts, deeds, licenses and other instruments when so ordered. He shall make such reports to the Board of Directors as they may request and shall also prepare such reports and statements as are required by the laws of the State of Oklahoma and shall perform such other duties as may be prescribed by the Board of Directors or by the By-laws.

The Secretary shall allow any shareholder, on application, during normal business hours, to inspect the share ledger in accordance with applicable law. He shall attend to such correspondence and perform such other duties as may be incidental to his office or as may be properly assigned to him by the Board of Directors.

The Assistant Secretary or Secretaries, if any, shall perform the duties of the Secretary in the case of his absence or disability and such other duties as may be specified by the Board of Directors.

                                    Treasurer

Section 8.13 The Treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct amounts of the properties and business transactions of the corporation, including account of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. The books of account shall at all reasonable times be open to inspection by any director.

The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all of his transactions as Treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the By-laws.

The Assistant Treasurer or Treasurers, if any, shall perform the duties of the Treasurer in the event of his absence or disability and such other duties as the Board of Directors may determine.

                              Delegation of Duties

Section 8.14 In case of the absence or disability of any officer of the corporation or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may, by a vote of a majority of the whole Board, delegate, for the time being, the powers or duties, or any of them, of such officer to any other officer or to any director.

                                   ARTICLE IX

                              CERTIFICATES OF STOCK

Section 9.01 The Corporation shall deliver certificates representing all shares to which stockholders are entitled; and such certificates shall be signed by the President or a Vice President, and the Secretary or an Assistant Secretary of the Corporation, and may be sealed with the seal of the Corporation or a facsimile thereof. No certificate shall be issued for any share until the consideration therefor has been fully paid. Each certificate representing shares shall state upon the face thereof that the Corporation is organized under the laws of the State of Oklahoma, the name of the person to whom issued, the number and class and the designation of the series, if any, which said certificate represents, and the par value of each share represented by such certificate or a statement that the shares are without par value. If the Corporation is authorized to issue shares of more than one class, every certificate shall set forth upon the face or back of such certificate a full or summary statement of all designations, preferences, limitations and relative rights of the shares of each class authorized to be issued.

Section 9.02 The signatures of the President or Vice President and the Secretary or Assistant Secretary upon a certificate may be facsimiles, if the certificate is countersigned by a transfer agent and/or registered by a registrar, other than the Corporation itself or an employee of the Corporation. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of the issuance.

                                Lost Certificates

Section 9.03 The Board of Directors may direct a new certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificates of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

                                Transfer of Stock

Section 9.04 Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence or succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books; provided that the Corporation shall not be obligated to effect any such transfers in violation of any transfer restrictions related to such certificate.

                               Fixing Record Date

Section 9.05 In order that the Corporation may determine the stockholders entitled to notice or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a day not more than sixty
(60) nor less than ten (10) days prior to the date of such meeting, nor more than sixty (60) days nor less than ten (10) days prior to any action, unless otherwise provided by statute, as the record date for the determination of stockholders of the Corporation. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                             Registered Stockholders

Section 9.06 The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Oklahoma.

                                Fractional Shares

Section 9.07 Anything in these By-laws to the contrary notwithstanding, the corporation shall not execute and deliver a stock certificate for or including a fraction of a share of capital stock


                                    ARTICLE X

                EXECUTION OF POLICIES, INSTRUMENTS AND CONTRACTS

                                    Policies

Section 10.01 All policies of insurance shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary whose signatures may be engraved, printed, or stamped thereon.

                         Funds of the Company and Checks

Section 10.02 Funds of the company shall be deposited only in the corporate name of the company and in such financial institutions as the Chairman of the Board or the President shall designate. Checks or demands for money and notes of the corporation shall be signed by such officer or officers or agent or agents as the Chairman of the Board or the President may from time to time designate.

                              Facsimile Signatures

Section 10.03 The Executive Committee may authorize the use of a check signing machine or any other mechanical device to imprint on checks and drafts of the company the facsimile signature of the President, the Vice President and the Secretary, or such officers as it may designate. Such authority, when given, together with such limitations and restrictions as the Executive Committee may impose thereon, shall be recorded in the minutes of the Executive Committee and may be revoked at any time by the Executive Committee or by the President or the Chairman of the Board

                            Instruments and Contracts

Section 10.04 Any officer of the Corporation shall have the power to execute in the name of the company any contract, agreement, certificate, conveyance, receipt, release or any other instrument whatsoever in writing required or permitted by law to be executed by the company or which it is necessary for it to execute in the transaction of its business or in the management of its affairs. Whenever the affixing of the company seal to any instrument is necessary, the instrument shall be attested by the Secretary or an Assistant Secretary with the seal of the company affixed. No authority granted shall be construed to supersede or contravene the control of the Directors over the affairs of the company; provided, however, that any person, firm or corporation may and shall be entitled to accept and act upon any document or instrument signed, countersigned, endorsed or executed by the officers of the company pursuant to the provision of these By-laws unless prior to the receipt of such document or instrument, such person, firm or corporation has been furnished with a certified copy of a resolution of the Board of Directors or the Executive Committee prescribing a different signature, countersignature, endorsement or execution.

                                   ARTICLE XI

                                 INDEMNIFICATION

Section  11.01

     (a) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of or with the consent of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), amounts paid in settlement (whether with or without court approval), judgments, fines actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b) The Corporation shall indemnify every person who is or was a party or is or was threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of or with the consent of the Corporation as a director, officer, employee or agent or in any other capacity of or in another corporation, or a partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or not taken by him while acting in such capacity, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such threatened, pending or completed action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation. The termination of any such threatened or actual action or suit by a settlement or by an adverse judgment or order shall not of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation. Nevertheless, there shall be no indemnification with respect to expenses incurred in connection with any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless, and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

     (c) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Subsections (a) and
          (b) hereof, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with such defense.

     (d) Any indemnification under Subsections (a) and (b) hereof (unless ordered by a court) shall be made by the Corporation only as authorized in the specific cases upon a determination that indemnification is proper in the circumstances because the person claiming indemnification has met the applicable standard of conduct set forth in such subsections. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of disinterested directors, or, if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the stockholders.

     (e) The amount of any expenses incurred by a person in defending any threatened or actual action, suit or proceeding referred to in subsection (a) hereof or any threatened or actual action or suit referred to in subsection (b) hereof may be advanced to or for the benefit of such person by the Corporation prior to the final disposition thereof as authorized by the Board of Directors in the specific case upon the receipt of any undertaking by or on behalf of such person to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation.

     (f) The indemnification provided by this Article XI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (g) The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article XI.


                                   ARTICLE XII

                               GENERAL PROVISIONS

                                    Dividends

Section 12.01 Subject to any provision of the Articles of Incorporation, dividends on the outstanding capital stock of the Corporation (to the extent permitted by any applicable law, rule or regulation) may be declared by the Board of Directors. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the Articles of Incorporation

                                   Fiscal Year

Section 12.02 The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

                                      Seal

Section 12.03 The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Oklahoma." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                            Amendment to the By-laws

Section 12.04 These By-laws may be amended at any meeting of the Board of Directors or at any meeting of the Shareholders by a majority vote.


     The undersigned hereby certifies that he is the duly elected and acting Secretary of the Corporation and that the foregoing are the By-laws of the Corporation, originally adopted by the Board of Directors of the Corporation on the 30th day of November, 1960, which By-laws include all amendments subsequently adopted by the Board of Directors, consisting of 18 pages and are the Amended and Restated By-laws of the Corporation as of the 24th day of November, 1997.

                                     STEPHEN P. GARRETT
                                     Stephen P. Garrett, Secretary

                                                                       EXHIBIT 9


                                   LAW OFFICES
                                  MCAFEE & TAFT
                           A PROFESSIONAL CORPORATION
                        10TH FLOOR, TWO LEADERSHIP SQUARE
                               211 NORTH ROBINSON
                       OKLAHOMA CITY, OKLAHOMA 73102-7103
                                 (405) 235-9621
                               FAX (405) 235-0439
                            http://www.mcafeetaft.com


                                  June 4, 2003



American Fidelity Assurance Company
2000 North Classen Boulevard
Oklahoma City, Oklahoma  73106
                                    Re:  American Fidelity Separate Account C -
                                         Registration Statement on Form N-4
                                         (File Nos. 333-103492 and 811-21313)


Ladies and Gentlemen:


     You have requested our opinion in connection with the filing with the Securities and Exchange Commission of the above-referenced Registration Statement on Form N-4 for the 457(b) Variable Annuity Contract (the "Contract") to be issued by American Fidelity Assurance Company ("AFA") and its separate account, American Fidelity Separate Account C.


     We have made such examination of the law and have examined such records and documents as in our judgment are necessary or appropriate to enable us to render the opinions expressed below. Based on the foregoing, we are of the opinion that:

     (1) American Fidelity Separate Account C is a separate account as the term is defined in Section 2(a)(37) of the Investment Company Act of 1940 (the "Act"), and is currently registered with the Securities and Exchange Commission pursuant to Section 8(a) of the Act.

     (2) The Contract and the interests therein will be legally issued in accordance with the Prospectus contained in the Registration Statement and in compliance with applicable state insurance law and will represent binding obligations of AFA, provided that the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors' rights generally.

     You may use this opinion letter as an exhibit to the Registration Statement. We consent to the reference to our firm under the caption "Legal Opinion" contained in the Statement of Additional Information which forms a part of the above-referenced Registration Statement.

                                      Very truly yours,

                                      /s/McAFEE TAFT A PROFESSIONAL CORPORATION

                                                                      EXHIBIT 10

                         Independent Auditors' Consent




The Board of Directors
American Fidelity Assurance Company:

We consent to the use of our report included herein and the reference to our firm under the heading "Custodian and Independent Accountants" in the Statement of Additional Information.

                                         /s/ KPMG LLP


Oklahoma City, Oklahoma
June 4, 2003

                         Independent Auditors' Consent



The Board of Directors
American Fidelity Assurance Company, and
Contract Owners
American Fidelity Separate Account C:


We consent to the use of our report included herein and the reference to our firm under the heading "Custodian and Independent Accountants" in the Statement of Additional Information.

                                         /s/ KPMG LLP




Oklahoma City, Oklahoma
June 4, 2003

                                                                      EXHIBIT 13

DUAL STRATEGY FUND, INC.
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

             T  =  [  ERV /  P ]  - 1

             where:     T  =   total return
                        P  =   initial $1,000 investment
                      ERV  =   ending value of $1,000 investment

SINCE INCLUSION IN SEPARATE ACCOUNT

INITIAL INVESTMENT ON                                              04-Jun-02                 $1,000.00
DIVIDED BY NET ASSET VALUE ON                                      04-Jun-02               10.00000000
                                                                                          ------------
EQUALS ORIGINAL UNITS PURCHASED                                                           100.00000000

LESS UNITS USED TO PAY FOR POLICY MAINTENANCE CHARGES                                       0.00000000
                                                                                          ------------
EQUALS UNITS HELD AT END OF PERIOD ON                              31-Dec-02              100.00000000

MULTIPLIED BY NET ASSET VALUE ON                                   31-Dec-02                9.76800000
                                                                                          ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT                                            $976.80

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                       0.9768

SUBTRACT 1.0                                                                                   -0.0232

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                             -2.32%
                                                                                          ============

DUAL STRATEGY FUND, INC.
(Non-Standardized Performance)                                SEPARATE ACCOUNT C

CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                    T  =  [  ERV /  P ]  - 1

                    where:          T  =   total return
                                    P  =   initial $1,000 investment
                                  ERV  =   ending value of $1,000 investment

ONE YEAR

INITIAL INVESTMENT ON                                              31-Dec-01                 $1,000.00
DIVIDED BY FEE ADJUSTED NET ASSET VALUE ON                         31-Dec-01                8.31492619
                                                                                          ------------
EQUALS ORIGINAL UNITS PURCHASED                                                           120.26564960
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                           1.08996820
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                      0.00000000
                                                                                          ------------
EQUALS UNITS HELD ON                                               31-Dec-02              121.35561780

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE ON                      31-Dec-02                6.08398133
                                                                                          ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                      $738.33

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                       0.7383

SUBTRACT 1.0                                                                                   -0.2617

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                            -26.17%
                                                                                          ============

FIVE YEAR

INITIAL INVESTMENT ON                                              31-Dec-97                 $1,000.00
DIVIDED BY FEE ADJUSTED NET ASSET VALUE ON                         31-Dec-97                6.80370283
                                                                                          ------------
EQUALS ORIGINAL UNITS PURCHASED                                                           146.97878870
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                           5.43521570
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                      0.00000000
                                                                                          ------------
EQUALS UNITS HELD ON                                               31-Dec-02              152.41400440

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE ON                      31-Dec-02                6.08398133
                                                                                          ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                      $927.28

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                       0.9273

SUBTRACT 1.0                                                                                   -0.0727

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                             -7.27%
                                                                                          ============

TEN YEAR

INITIAL INVESTMENT ON                                              31-Dec-92                 $1,000.00
DIVIDED BY FEE ADJUSTED NET ASSET VALUE ON                         31-Dec-92                3.24895250
                                                                                          ------------
EQUALS ORIGINAL UNITS PURCHASED                                                           307.79151140
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                          11.38200460
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                      0.00000000
                                                                                          ------------
EQUALS UNITS HELD ON                                               31-Dec-02              319.17351600

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE ON                      31-Dec-02                6.08398133
                                                                                          ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                    $1,941.85

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                       1.9419

SUBTRACT 1.0                                                                                    0.9419

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                             94.19%
                                                                                          ============

DUAL STRATEGY FUND, INC.

AVERAGE ANNUAL TOTAL RETURN (NOT including withdrawal charges ):
(Non-Standardized Performance)

              P  [  1 +  T ]**n     =   ERV

              where:                 T  =   average annual total return
                                     P  =   initial $1,000 investment
                                     n  =   number of years
                                   **   =   to the power of
                                   ERV  =   ending value of $1,000 investment
THUS:

            ONE YEAR                                 FIVE YEAR                                 TEN YEAR
         AVERAGE ANNUAL                           AVERAGE ANNUAL                            AVERAGE ANNUAL
          TOTAL RETURN                             TOTAL RETURN                              TOTAL RETURN

$1,000 (1 + T)**1 =    $738.33          $1,000 (1 + T)**5 =     $927.28         $1,000 (1 + T)**10 =   $1,941.85
                T =     -26.17%                         T =       -1.50%                         T =        6.86%
                ==============                          ===============                          ===============

AMERICAN CENTURY VARIABLE PORTFOLIO - BALANCED
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                   T  =  [  ERV /  P ]  - 1

                   where:           T  =   total return
                                    P  =   initial $1,000 investment
                                  ERV  =   ending value of $1,000 investment

SINCE INCLUSION IN SEPARATE ACCOUNT

INITIAL INVESTMENT ON                                              04-Jun-02                 $1,000.00
DIVIDED BY NET ASSET VALUE ON                                      04-Jun-02               10.00000000
                                                                                          ------------
EQUALS ORIGINAL UNITS PURCHASED                                                           100.00000000

LESS UNITS USED TO PAY FOR POLICY MAINTENANCE CHARGES                                       0.00000000
                                                                                          ------------
EQUALS UNITS HELD AT END OF PERIOD ON                              31-Dec-02              100.00000000

MULTIPLIED BY NET ASSET VALUE ON                                   31-Dec-02                9.99700000
                                                                                          ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT                                            $999.70

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                       0.9997

SUBTRACT 1.0                                                                                   -0.0003

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                             -0.03%
                                                                                          ============


AMERICAN CENTURY VARIABLE PORTFOLIO - BALANCED
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                          T  =  [  ERV /  P ]  - 1

                          where:   T  =   total return
                                   P  =   initial $1,000 investment
                                 ERV  =   ending value of $1,000 investment

ONE YEAR

INITIAL INVESTMENT ON                                              31-Dec-01                 $1,000.00
DIVIDED BY FEE ADJUSTED NET ASSET VALUE ON                         31-Dec-01                5.61480234
                                                                                          ------------
EQUALS ORIGINAL UNITS PURCHASED                                                           178.10065960
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                           4.60281550
LESS UNITS USED TO PAY FOR POLICY MAINTENANCE CHARGES                                       0.00000000
                                                                                          ------------
EQUALS UNITS HELD ON                                               31-Dec-02              182.70347510

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE ON                      31-Dec-02                4.87649944
                                                                                          ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                      $890.95

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                       0.8910

SUBTRACT 1.0                                                                                   -0.1091

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                            -10.91%
                                                                                          ============

FIVE YEAR

INITIAL INVESTMENT ON                                              31-Dec-97                 $1,000.00
DIVIDED BY FEE ADJUSTED NET ASSET VALUE ON                         31-Dec-97                7.45516810
                                                                                          ------------
EQUALS ORIGINAL UNITS PURCHASED                                                           134.13513780
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                          71.71887500
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                      0.00000000
                                                                                          ------------
EQUALS UNITS HELD ON                                               31-Dec-02              205.85401280

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE ON                      31-Dec-02                4.87649944
                                                                                          ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                    $1,003.85

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                       1.0039

SUBTRACT 1.0                                                                                    0.0039

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                              0.39%
                                                                                          ============

TEN YEAR

INITIAL INVESTMENT ON                                              31-Dec-92                 $1,000.00
DIVIDED BY FEE ADJUSTED NET ASSET VALUE ON                         31-Dec-92                5.59792146
                                                                                          ------------
EQUALS ORIGINAL UNITS PURCHASED                                                           178.63773310
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                         147.02893170
LESS UNITS USED TO PAY FOR POLICY MAINTENANCE CHARGES                                       0.00000000
                                                                                          ------------
EQUALS UNITS HELD ON                                               31-Dec-02              325.66666480

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE ON                      31-Dec-02                4.87649944
                                                                                          ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                    $1,588.11

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                       1.5881

SUBTRACT 1.0                                                                                    0.5881

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                             58.81%
                                                                                          ============

AMERICAN CENTURY VARIABLE PORTFOLIO - BALANCED

AVERAGE ANNUAL TOTAL RETURN (NOT including withdrawal charges):
(Non-Standardized Performance)

                 P  [  1 +  T ]**n    =   ERV

                 where:            T  =   average annual total return
                                   P  =   initial $1,000 investment
                                   n  =   number of years
                                  **  =   to the power of
                                 ERV  =   ending value of $1,000 investment
THUS:

          ONE YEAR                                      FIVE YEAR                             TEN YEAR
       AVERAGE ANNUAL                                AVERAGE ANNUAL                        AVERAGE ANNUAL
        TOTAL RETURN                                  TOTAL RETURN                          TOTAL RETURN
$1,000 (1 + T)**1 =    $890.95            $1,000 (1 + T)**5 =    $1,003.85        $1,000 (1 + T)**10 =   $1,588.11
                T =     -10.91%                           T =         0.08%                        T =        4.73%
                ==============                            ================                         ===============

AMERICAN CENTURY VARIABLE PORTFOLIO - CAPITAL APPRECIATION
(Non-Standardized Performance)                                SEPARATE ACCOUNT C

CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                     T  =  [  ERV /  P ]  - 1

                     where:           T  =  total return
                                      P  =  initial $1,000 investment
                                    ERV  =  ending value of $1,000 investment

ONE YEAR

INITIAL  INVESTMENT  ON                                        31-Dec-01                         $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                  31-Dec-01                        6.06811565
                                                                                          ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                               164.79580450
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                               0.00000000
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                          0.00000000
                                                                                          ----------------
EQUALS UNITS HELD  ON                                          31-Dec-02                      164.79580450

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                 31-Dec-02                        4.71043177
                                                                                          ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                          $776.26

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                           0.7763

SUBTRACT 1.0                                                                                       -0.2237

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                -22.37%
                                                                                          ================

FIVE YEAR

INITIAL  INVESTMENT  ON                                        31-Dec-97                         $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                  31-Dec-97                        8.31674163
                                                                                          ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                               120.23939710
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                              75.69675050
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                          0.00000000
                                                                                          ----------------
EQUALS UNITS HELD  ON                                          31-Dec-02                      195.93614760

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                 31-Dec-02                        4.71043177
                                                                                          ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                          $922.94

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                           0.9229

SUBTRACT 1.0                                                                                       -0.0771

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                 -7.71%
                                                                                          ================

TEN YEAR

INITIAL  INVESTMENT  ON                                        31-Dec-92                         $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                  31-Dec-92                        7.84424473
                                                                                          ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                               127.48199920
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                             112.99273370
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                          0.00000000
                                                                                          ----------------
EQUALS UNITS HELD  ON                                          31-Dec-02                      240.47473290

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                 31-Dec-02                        4.71043177
                                                                                          ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                        $1,132.74

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                           1.1327

SUBTRACT 1.0                                                                                        0.1327

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                 13.27%
                                                                                          ================

AMERICAN CENTURY VARIABLE PORTFOLIO - CAPITAL APPRECIATION

AVERAGE ANNUAL TOTAL  RETURN     (NOT including withdrawal charges):
(Non-Standardized Performance)

                     P  [  1 +  T ]**n   =   ERV

                     where:           T  =   average annual total return
                                      P  =   initial $1,000 investment
                                      n  =   number of years
                                     **  =   to the power of
                                    ERV  =   ending value of $1,000 investment

THUS:

            ONE YEAR                                    FIVE YEAR                                    TEN YEAR
         AVERAGE ANNUAL                               AVERAGE ANNUAL                               AVERAGE ANNUAL
          TOTAL RETURN                                 TOTAL RETURN                                 TOTAL RETURN
$1,000 (1 + T)**1  =     $776.26             $1,000 (1 + T)**5  =     $922.94             $1,000 (1 + T)**10  =     $1,132.74
                T  =      -22.37%                            T  =       -1.59%                             T  =          1.25%
                    ============                                 ============                                 ===============

AMERICAN CENTURY VARIABLE PORTFOLIO - INCOME & GROWTH
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                 T  =  [ ERV /  P ]  - 1

                 where:            T  =   total return
                                   P  =   initial $1,000 investment
                                 ERV  =   ending value of $1,000 investment



SINCE INCLUSION IN SEPARATE ACCOUNT

INITIAL  INVESTMENT  ON                                            04-Jun-02                      $1,000.00
DIVIDED  BY  NET  ASSET  VALUE  ON                                 04-Jun-02                    10.00000000
                                                                                          -----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                100.00000000

LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                           0.00000000
                                                                                          -----------------
EQUALS UNITS HELD AT END OF PERIOD  ON                             31-Dec-02                   100.00000000

MULTIPLIED BY NET ASSET VALUE  ON                                  31-Dec-02                     9.63300000
                                                                                          -----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT                                                 $963.30

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                            0.9633

SUBTRACT 1.0                                                                                        -0.0367

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                  -3.67%
                                                                                          =================

AMERICAN CENTURY VARIABLE PORTFOLIO - INCOME & GROWTH
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                     T  =  [ ERV /  P ]  - 1

                     where:           T  =   total return
                                      P  =   initial $1,000 investment
                                    ERV  =   ending value of $1,000 investment

ONE YEAR

INITIAL  INVESTMENT  ON                                        31-Dec-01                 $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                  31-Dec-01                6.06810368
                                                                                   ---------------
EQUALS ORIGINAL UNITS PURCHASED                                                       164.79612960
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                       1.55480650
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                  0.00000000
                                                                                   ---------------
EQUALS UNITS HELD  ON                                          31-Dec-02              166.35093610

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                 31-Dec-02                4.77453391
                                                                                   ---------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                  $794.25

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                   0.7943

SUBTRACT 1.0                                                                               -0.2058

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                        -20.58%
                                                                                   ===============

FIVE YEAR

INITIAL  INVESTMENT  ON                                        31-Dec-97                 $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                  31-Dec-97                5.37629979
                                                                                   ---------------
EQUALS ORIGINAL UNITS PURCHASED                                                       186.00153260
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                       6.14344850
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                  0.00000000
                                                                                   ---------------
EQUALS UNITS HELD  ON                                          31-Dec-02              192.14498110

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                 31-Dec-02                4.77453391
                                                                                   ---------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                  $917.40

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                   0.9174

SUBTRACT 1.0                                                                               -0.0826

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                         -8.26%
                                                                                   ===============

SINCE PORTFOLIO INCEPTION

INITIAL  INVESTMENT  ON                                        30-Oct-97                 $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                  30-Oct-97                5.00000000
                                                                                   ---------------
EQUALS ORIGINAL UNITS PURCHASED                                                       200.00000000
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                       6.60580430
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                  0.00000000
                                                                                   ---------------
EQUALS UNITS HELD  ON                                          31-Dec-02              206.60580430

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                 31-Dec-02                4.77453391
                                                                                   ---------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                  $986.45

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                   0.9865

SUBTRACT 1.0                                                                               -0.0136

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                         -1.36%
                                                                                   ===============

AMERICAN CENTURY VARIABLE PORTFOLIO - INCOME & GROWTH

AVERAGE ANNUAL TOTAL RETURN     (NOT including withdrawal charges):
(Non-Standardized Performance)

                     P  [ 1 +  T ]**n    =   ERV

                     where:           T  =   average annual total return
                                      P  =   initial $1,000 investment
                                      n  =   number of years
                                     **  =   to the power of
                                    ERV  =   ending value of $1,000 investment

THUS:

           ONE YEAR                                     FIVE YEAR                            SINCE PORTFOLIO INCEPTION
         AVERAGE ANNUAL                               AVERAGE ANNUAL                              AVERAGE ANNUAL
         TOTAL  RETURN                                 TOTAL RETURN                                TOTAL RETURN
$1,000 (1 + T)**1  =     $794.25             $1,000 (1 + T)**5  =     $917.40             $1,000 (1 + T)** 5.17  =     $986.45
                T  =      -20.58%                            T  =       -1.71%                                T  =       -0.26%
                  ==============                               ==============                                   ==============

AMERICAN CENTURY VARIABLE PORTFOLIO - ULTRA
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

              T  =  [ ERV /  P ]  - 1

              where:            T  =   total return
                                P  =   initial $1,000 investment
                              ERV  =   ending value of $1,000 investment



SINCE INCLUSION IN SEPARATE ACCOUNT

INITIAL  INVESTMENT  ON                                            04-Jun-02                     $1,000.00
DIVIDED  BY  NET  ASSET  VALUE  ON                                 04-Jun-02                   10.00000000
                                                                                          ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                               100.00000000

LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                          0.00000000
                                                                                          ----------------
EQUALS UNITS HELD AT END OF PERIOD  ON                             31-Dec-02                  100.00000000

MULTIPLIED BY NET ASSET VALUE  ON                                  31-Dec-02                    9.54200000
                                                                                          ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT                                                $954.20

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                           0.9542

SUBTRACT 1.0                                                                                       -0.0458

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                 -4.58%
                                                                                          ================

AMERICAN CENTURY VARIABLE PORTFOLIO - ULTRA
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                     T  =  [ ERV /  P ]  - 1

                     where:           T  =   total return
                                      P  =   initial $1,000 investment
                                    ERV  =   ending value of $1,000 investment

ONE YEAR

INITIAL  INVESTMENT  ON                                            31-Dec-01                     $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      31-Dec-01                    9.43489110
                                                                                          ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                               105.98956460
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                               0.22975930
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                          0.00000000
                                                                                          ----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                  106.21932390

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                    7.16822532
                                                                                          ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                          $761.40

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                           0.7614

SUBTRACT 1.0                                                                                       -0.2386

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                -23.86%
                                                                                          ================


SINCE PORTFOLIO INCEPTION

INITIAL  INVESTMENT  ON                                            01-May-01                     $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      01-May-01                   10.00000000
                                                                                          ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                               100.00000000
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                               0.21677550
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                          0.00000000
                                                                                          ----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                  100.21677550

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                    7.16822532
                                                                                          ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                          $718.38

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                           0.7184

SUBTRACT 1.0                                                                                       -0.2816

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                -28.16%
                                                                                          ================


AMERICAN CENTURY VARIABLE PORTFOLIO - ULTRA


AVERAGE ANNUAL TOTAL RETURN     (NOT including withdrawal charges):
(Non-Standardized Performance)

                     P  [ 1 +  T ]**n    =   ERV

                     where:           T  =   average annual total return
                                      P  =   initial $1,000 investment
                                      n  =   number of years
                                     **  =   to the power of
                                    ERV  =   ending value of $1,000 investment
THUS:

          ONE YEAR                              SINCE PORTFOLIO INCEPTION
        AVERAGE ANNUAL                                AVERAGE ANNUAL
         TOTAL RETURN                                  TOTAL RETURN
$1,000 (1 + T)**1  =     $761.40             $1,000 (1 + T)**1.67  =     $718.38
                T  =      -23.86%                                T =      -17.97%
                  ==============                                  ==============

AMERICAN CENTURY VARIABLE PORTFOLIO - INTERNATIONAL
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                T  =  [ ERV /  P ]  - 1

                where:            T  =   total return
                                  P  =   initial $1,000 investment
                                ERV  =   ending value of $1,000 investment

SINCE INCLUSION IN SEPARATE ACCOUNT

INITIAL  INVESTMENT  ON                                            04-Jun-02                      $1,000.00
DIVIDED  BY  NET  ASSET  VALUE  ON                                 04-Jun-02                    10.00000000
                                                                                           ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                100.00000000

LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                           0.00000000
                                                                                           ----------------
EQUALS UNITS HELD AT END OF PERIOD  ON                             31-Dec-02                   100.00000000

MULTIPLIED BY NET ASSET VALUE  ON                                  31-Dec-02                     9.72800000
                                                                                           ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT                                                 $972.80

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                            0.9728

SUBTRACT 1.0                                                                                        -0.0272

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                  -2.72%
                                                                                           ================

AMERICAN CENTURY VARIABLE PORTFOLIO - INTERNATIONAL
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                     T  =  [ ERV /  P ]  - 1

                     where:           T  =   total return
                                      P  =   initial $1,000 investment
                                    ERV  =   ending value of $1,000 investment

ONE YEAR

INITIAL  INVESTMENT  ON                                            31-Dec-01              $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      31-Dec-01             5.87348552
                                                                                   ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                        170.25665540
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                        1.22601170
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                   0.00000000
                                                                                   ----------------
EQUALS UNITS HELD  ON                                              31-Dec-02           171.48266710

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02             4.57434755
                                                                                   ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                   $784.42

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                    0.7844

SUBTRACT 1.0                                                                                -0.2156

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                         -21.56%
                                                                                   ================

FIVE YEAR

INITIAL  INVESTMENT  ON                                            31-Dec-97              $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      31-Dec-97             6.47358517
                                                                                   ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                        154.47390790
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                       30.85545690
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                   0.00000000
                                                                                   ----------------
EQUALS UNITS HELD  ON                                              31-Dec-02           185.32936480

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02             4.57434755
                                                                                   ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                   $847.76

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                    0.8478

SUBTRACT 1.0                                                                                -0.1522

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                         -15.22%
                                                                                   ================

SINCE PORTFOLIO INCEPTION

INITIAL  INVESTMENT  ON                                            01-May-94              $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      01-May-94             5.00000000
                                                                                   ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                        200.00000000
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                       53.77537480
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                   0.00000000
                                                                                   ----------------
EQUALS UNITS HELD  ON                                              31-Dec-02           253.77537480

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02             4.57434755
                                                                                   ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                 $1,160.86

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                    1.1609

SUBTRACT 1.0                                                                                 0.1609

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                          16.09%
                                                                                   ================

AMERICAN CENTURY VARIABLE PORTFOLIO - INTERNATIONAL

AVERAGE ANNUAL TOTAL  RETURN   (NOT including withdrawal charges):
(Non-Standardized Performance)

                     P  [  1 +  T ]**n   =   ERV

                     where:           T  =   average annual total return
                                      P  =   initial $1,000 investment
                                      n  =   number of years
                                     **  =   to the power of
                                    ERV  =   ending value of $1,000 investment
THUS:

            ONE YEAR                                    FIVE YEAR                           SINCE PORTFOLIO INCEPTION
         AVERAGE ANNUAL                               AVERAGE ANNUAL                               AVERAGE ANNUAL
          TOTAL RETURN                                 TOTAL RETURN                                 TOTAL RETURN
$1,000 (1 + T)**1  =     $784.42             $1,000 (1 + T)**5  =     $847.76             $1,000 (1 + T)**  8.67  =     $1,160.86
                T  =      -21.56%                            T  =       -3.25%                                 T  =          1.74%
                  ==============                               ==============                                    ================

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                  T  =  [ ERV /  P ]  - 1

                  where:            T  =   total return
                                    P  =   initial $1,000 investment
                                    ERV  =  ending value of $1,000 investment

SINCE INCLUSION IN SEPARATE ACCOUNT

INITIAL  INVESTMENT  ON                                            04-Jun-02                      $1,000.00
DIVIDED  BY  NET  ASSET  VALUE  ON                                 04-Jun-02                    10.00000000
                                                                                          -----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                100.00000000

LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                           0.00000000
                                                                                          -----------------
EQUALS UNITS HELD AT END OF PERIOD  ON                             31-Dec-02                   100.00000000

MULTIPLIED BY NET ASSET VALUE  ON                                  31-Dec-02                     9.79900000
                                                                                          -----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT                                                 $979.90

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                            0.9799

SUBTRACT 1.0                                                                                        -0.0201

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                  -2.01%
                                                                                          =================

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                     T  =  [ ERV /  P ]  - 1

                     where:            T  =   total return
                                       P  =   initial $1,000 investment
                                       ERV  =  ending value of $1,000 investment

ONE YEAR

INITIAL  INVESTMENT  ON                                            31-Dec-01                      $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      31-Dec-01                    23.57027128
                                                                                          -----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                 42.42632540
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                                0.11316790
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                           0.00000000
                                                                                          -----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                    42.53949330

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                    16.45432955
                                                                                          -----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                           $699.96

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                            0.7000

SUBTRACT 1.0                                                                                        -0.3000

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                 -30.00%
                                                                                          =================

FIVE YEAR

INITIAL  INVESTMENT  ON                                            31-Dec-97                      $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      31-Dec-97                    23.43349187
                                                                                          -----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                 42.67396450
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                                3.76757980
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                           0.00000000
                                                                                          -----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                    46.44154430

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                    16.45432955
                                                                                          -----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                           $764.16

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                            0.7642

SUBTRACT 1.0                                                                                        -0.2358

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                 -23.58%
                                                                                          =================

SINCE PORTFOLIO INCEPTION

INITIAL  INVESTMENT  ON                                            07-Oct-93                      $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      07-Oct-93                    12.50000000
                                                                                          -----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                 80.00000000
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                               19.48984890
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                           0.00000000
                                                                                          -----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                    99.48984890

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                    16.45432955
                                                                                          -----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                         $1,637.04

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                            1.6370

SUBTRACT 1.0                                                                                         0.6370

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                  63.70%
                                                                                          =================

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

AVERAGE ANNUAL TOTAL  RETURN     (NOT including withdrawal charges):
(Non-Standardized Performance)

                     P  [ 1 +  T ]**n     =   ERV

                     where:           T  =   average annual total return
                                      P  =   initial $1,000 investment
                                      n  =   number of years
                                      **   =   to the power of
                                      ERV  =   ending value of $1,000 investment


THUS:

            ONE YEAR                                    FIVE YEAR                                 SINCE PORTFOLIO INCEPTION
         AVERAGE ANNUAL                               AVERAGE ANNUAL                                    AVERAGE ANNUAL
         TOTAL  RETURN                                 TOTAL RETURN                                      TOTAL RETURN
$1,000 (1 + T)**1  =     $699.96             $1,000 (1 + T)**5  =    $764.16              $1,000 (1 + T)**9.24  =     $1,637.04
                 T =      -30.00%                             T =      -5.24%                              T =             5.48%
                  ==============                               =============                                ===================

DREYFUS STOCK INDEX FUND
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

               T  =  [  ERV /  P ]  - 1

               where:     T  =   total return
                          P  =   initial $1,000 investment
                        ERV  =   ending value of $1,000 investment


SINCE INCLUSION IN SEPARATE ACCOUNT

INITIAL INVESTMENT ON                                              04-Jun-02                $1,000.00
DIVIDED  BY  NET  ASSET  VALUE  ON                                 04-Jun-02              10.00000000
                                                                                         ------------
EQUALS ORIGINAL UNITS PURCHASED                                                          100.00000000

LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                     0.00000000
                                                                                         ------------
EQUALS UNITS HELD AT END OF PERIOD  ON                             31-Dec-02             100.00000000

MULTIPLIED BY NET ASSET VALUE  ON                                  31-Dec-02              10.00800000
                                                                                         ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT                                         $1,000.80

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                      1.0008

SUBTRACT 1.0                                                                                   0.0008

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                             0.08%
                                                                                         ============

DREYFUS STOCK INDEX FUND
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                     T  =  [ ERV /  P ]  - 1

                     where:            T  =   total return
                                       P  =   initial $1,000 investment
                                       ERV  =  ending value of $1,000 investment

ONE YEAR

INITIAL  INVESTMENT  ON                                           31-Dec-01                     $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE ON                      31-Dec-01                   24.42752721
                                                                                         ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                               40.93742240
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVSTMENT                                               0.59123370
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                          0.00000000
                                                                                         ----------------
EQUALS UNITS HELD  ON                                             31-Dec-02                   41.52865610

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE ON                     31-Dec-02                   18.41647817
                                                                                         ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                         $764.81

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                          0.7648

SUBTRACT 1.0                                                                                      -0.2352

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                               -23.52%
                                                                                         ================


FIVE YEAR

INITIAL  INVESTMENT  ON                                           31-Dec-97                     $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                     31-Dec-97                   22.74971599
                                                                                         ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                               43.95659270
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                              4.22145820
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                         0.00000000
                                                                                         ----------------
EQUALS UNITS HELD  ON                                             31-Dec-02                   48.17805090

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                    31-Dec-02                   18.41647817
                                                                                         ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                         $887.27

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                          0.8873

SUBTRACT 1.0                                                                                      -0.1127

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                               -11.27%
                                                                                         ================

TEN YEAR

INITIAL  INVESTMENT  ON                                            31-Dec-92                    $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      31-Dec-92                  14.58949981
                                                                                         ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                               68.54244580
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                             41.31079480
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                         0.00000000
                                                                                         ----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                 109.85324060

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                  18.41647817
                                                                                         ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                       $2,023.11

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                          2.0231

SUBTRACT 1.0                                                                                       1.0231

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                               102.31%
                                                                                         ================


DREYFUS STOCK INDEX FUND

AVERAGE ANNUAL TOTAL RETURN  (NOT including withdrawal charges):
(Non-Standardized Performance)

                P  [ 1 +  T ]**n     =   ERV

                where:             T  =   average annual total return
                                   P  =   initial $1,000 investment
                                   n  =   number of years
                                 **   =   to the power of
                                 ERV  =   ending value of $1,000 investment

THUS:

              ONE YEAR                                  FIVE YEAR                                   TEN YEAR
           AVERAGE ANNUAL                             AVERAGE ANNUAL                             AVERAGE ANNUAL
            TOTAL RETURN                               TOTAL RETURN                               TOTAL RETURN
$1,000 (1 + T)**1  =     $764.81             $1,000 (1 + T)**5  =     $887.27         $1,000 (1 + T)** 10  =     $2,023.11
                T  =      -23.52%                            T  =      -2.36%                           T  =          7.30%
                 ===============                              ==============                             =================

DREYFUS VARIABLE INVESTMENT FUND - GROWTH AND INCOME PORTFOLIO
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

              T  =  [ ERV /  P ]  - 1

              where:            T  =   total return
                                P  =   initial $1,000 investment
                                ERV  =  ending value of $1,000 investment


SINCE INCLUSION IN SEPARATE ACCOUNT

INITIAL  INVESTMENT  ON                                            04-Jun-02                    $1,000.00
DIVIDED  BY  NET  ASSET  VALUE  ON                                 04-Jun-02                  10.00000000
                                                                                          ---------------
EQUALS ORIGINAL UNITS PURCHASED                                                              100.00000000

LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                         0.00000000
                                                                                          ---------------
EQUALS UNITS HELD AT END OF PERIOD  ON                             31-Dec-02                 100.00000000

MULTIPLIED BY NET ASSET VALUE  ON                                  31-Dec-02                  10.01600000
                                                                                          ---------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT                                             $1,001.60

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                          1.0016

SUBTRACT 1.0                                                                                       0.0016

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                 0.16%
                                                                                          ===============

DREYFUS VARIABLE INVESTMENT FUND - GROWTH AND INCOME PORTFOLIO
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                  T  =  [ ERV /  P ]  - 1

                  where:             T  =   total return
                                     P  =   initial $1,000 investment
                                     ERV  =  ending value of $1,000 investment

ONE YEAR

INITIAL  INVESTMENT  ON                                            31-Dec-01                   $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      31-Dec-01                 19.29705053
                                                                                          --------------
EQUALS ORIGINAL UNITS PURCHASED                                                              51.82139100
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                             0.34391760
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                        0.00000000
                                                                                          --------------
EQUALS UNITS HELD  ON                                              31-Dec-02                 52.16530860

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                 14.10126376
                                                                                          --------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                        $735.60

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                         0.7356

SUBTRACT 1.0                                                                                     -0.2644

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                              -26.44%
                                                                                          ==============

FIVE YEAR

INITIAL  INVESTMENT  ON                                            31-Dec-97                   $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      31-Dec-97                 19.66777691
                                                                                          --------------
EQUALS ORIGINAL UNITS PURCHASED                                                              50.84458730
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                             7.31915630
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                        0.00000000
                                                                                          --------------
EQUALS UNITS HELD  ON                                              31-Dec-02                 58.16374360

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                 14.10126376
                                                                                          --------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                        $820.18

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                         0.8202

SUBTRACT 1.0                                                                                     -0.1798

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                              -17.98%
                                                                                          ==============

SINCE PORTFOLIO INCEPTION

INITIAL  INVESTMENT  ON                                            02-May-94                   $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      02-May-94                 12.50000000
                                                                                          --------------
EQUALS ORIGINAL UNITS PURCHASED                                                              80.00000000
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                            43.54061820
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                        0.00000000
                                                                                          --------------
EQUALS UNITS HELD  ON                                              31-Dec-02                123.54061820

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                 14.10126376
                                                                                          --------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                      $1,742.08

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                         1.7421

SUBTRACT 1.0                                                                                      0.7421

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                               74.21%
                                                                                          ==============



DREYFUS VARIABLE INVESTMENT FUND - GROWTH AND INCOME PORTFOLIO


AVERAGE ANNUAL TOTAL  RETURN     (NOT including withdrawal charges):
(Non-Standardized Performance)

               P  [ 1 +  T ]**n     =   ERV

               where:             T  =   average annual total return
                                  P  =   initial $1,000 investment
                                  n  =   number of years
                                  **   =   to the power of
                                  ERV  =   ending value of $1,000 investment

THUS:

            ONE YEAR                                   FIVE YEAR                            SINCE PORTFOLIO INCEPTION
         AVERAGE ANNUAL                              AVERAGE ANNUAL                               AVERAGE ANNUAL
         TOTAL  RETURN                                TOTAL RETURN                                 TOTAL RETURN
$1,000 (1 + T)**1  =     $735.60             $1,000 (1 + T)**5  =    $820.18              $1,000 (1 + T)**8.67 =    $1,742.08
                 T =      -26.44%                             T =      -3.89%                              T =           6.61%
                  ==============                               =============                                =================

DREYFUS VARIABLE INVESTMENT FUND - SMALL COMPANY STOCK PORTFOLIO
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                         T  =  [ ERV /  P ]  - 1

                 where:            T  =   total return
                                   P  =   initial $1,000 investment
                                   ERV  =  ending value of $1,000 investment

SINCE INCLUSION IN SEPARATE ACCOUNT

INITIAL  INVESTMENT  ON                                            04-Jun-02                      $1,000.00
DIVIDED  BY  NET  ASSET  VALUE  ON                                 04-Jun-02                    10.00000000
                                                                                          -----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                100.00000000

LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                           0.00000000
                                                                                          -----------------
EQUALS UNITS HELD AT END OF PERIOD  ON                             31-Dec-02                   100.00000000

MULTIPLIED BY NET ASSET VALUE  ON                                  31-Dec-02                     9.76600000
                                                                                          -----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT                                                 $976.60

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                            0.9766

SUBTRACT 1.0                                                                                        -0.0234

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                  -2.34%
                                                                                          =================

DREYFUS VARIABLE INVESTMENT FUND - SMALL COMPANY STOCK PORTFOLIO
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                     T  =  [ ERV /  P ]  - 1

                     where:            T  =   total return
                                       P  =   initial $1,000 investment
                                       ERV  =  ending value of $1,000 investment

ONE YEAR

INITIAL  INVESTMENT  ON                                            31-Dec-01                     $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      31-Dec-01                   16.33933445
                                                                                          ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                61.20200320
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                               0.14397750
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                          0.00000000
                                                                                          ----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                   61.34598070

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                   12.89300807
                                                                                          ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                          $790.93

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                           0.7909

SUBTRACT 1.0                                                                                       -0.2091

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                               -20.91%
                                                                                          ===============

FIVE YEAR

INITIAL  INVESTMENT  ON                                            31-Dec-97                     $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      31-Dec-97                   15.73145328
                                                                                          ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                63.56691790
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                               0.63927800
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                          0.00000000
                                                                                          ----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                   64.20619590

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                   12.89300807
                                                                                          ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                          $827.81

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                           0.8278

SUBTRACT 1.0                                                                                       -0.1722

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                -17.22%
                                                                                          ================

SINCE PORTFOLIO INCEPTION

INITIAL  INVESTMENT  ON                                            01-May-96                     $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      01-May-96                   12.50000000
                                                                                          ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                80.00000000
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                               2.90564730
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                          0.00000000
                                                                                          ----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                   82.90564730

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                   12.89300807
                                                                                          ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                        $1,068.90

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                           1.0689

SUBTRACT 1.0                                                                                        0.0689

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                  6.89%
                                                                                          ================


DREYFUS VARIABLE INVESTMENT FUND - SMALL COMPANY STOCK PORTFOLIO

AVERAGE ANNUAL TOTAL RETURN     (NOT including withdrawal charges):
(Non-Standardized Performance)

                     P  [ 1 +  T ]**n     =   ERV

                     where:           T  =   average annual total return
                                      P  =   initial $1,000 investment
                                      n  =   number of years
                                      **   =   to the power of
                                      ERV  =   ending value of $1,000 investment

THUS:

             ONE YEAR                                     FIVE YEAR                               SINCE PORTFOLIO INCEPTION
          AVERAGE ANNUAL                                AVERAGE ANNUAL                                  AVERAGE ANNUAL
           TOTAL RETURN                                  TOTAL RETURN                                    TOTAL RETURN
$1,000 (1 + T)**1  =     $790.93             $1,000 (1 + T)**5  =     $827.81             $1,000 (1 + T)**6.67  =     $1,068.90
                 T =      -20.91%                             T =       -3.71%                             T =             1.00%
                  ==============                               ==============                               ===================

DREYFUS VARIABLE INVESTMENT FUND - INTERNATIONAL VALUE PORTFOLIO
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                   T  =  [ ERV /  P ]  - 1

                   where:            T  =   total return
                                     P  =   initial $1,000 investment
                                     ERV  =  ending value of $1,000 investment

SINCE INCLUSION IN SEPARATE ACCOUNT

INITIAL  INVESTMENT  ON                                            04-Jun-02                      $1,000.00
DIVIDED  BY  NET  ASSET  VALUE  ON                                 04-Jun-02                    10.00000000
                                                                                          -----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                100.00000000

LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                           0.00000000
                                                                                          -----------------
EQUALS UNITS HELD AT END OF PERIOD  ON                             31-Dec-02                   100.00000000

MULTIPLIED BY NET ASSET VALUE  ON                                  31-Dec-02                     9.48500000
                                                                                          -----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT                                                 $948.50

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                            0.9485

SUBTRACT 1.0                                                                                        -0.0515

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                  -5.15%
                                                                                          =================

DREYFUS VARIABLE INVESTMENT FUND - INTERNATIONAL VALUE PORTFOLIO
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                     T  =  [ ERV /  P ]  - 1

                     where:            T  =   total return
                                       P  =   initial $1,000 investment
                                       ERV  =  ending value of $1,000 investment

ONE YEAR

INITIAL  INVESTMENT  ON                                            31-Dec-01                     $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      31-Dec-01                   10.61719364
                                                                                          ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                94.18684770
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                               1.00003770
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                          0.00000000
                                                                                          ----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                   95.18688540

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                    9.08381399
                                                                                          ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                          $864.66

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                           0.8647

SUBTRACT 1.0                                                                                       -0.1353

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                -13.53%
                                                                                          ================



FIVE YEAR

INITIAL  INVESTMENT  ON                                            31-Dec-97                     $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      31-Dec-97                   13.11758582
                                                                                          ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                76.23353980
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                              27.89861260
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                          0.00000000
                                                                                          ----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                  104.13215240

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                    9.08381399
                                                                                          ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                          $945.92

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                           0.9459

SUBTRACT 1.0                                                                                       -0.0541

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                 -5.41%
                                                                                          ================


SINCE PORTFOLIO INCEPTION

INITIAL  INVESTMENT  ON                                            01-May-96                     $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      01-May-96                   12.50000000
                                                                                          ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                80.00000000
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                              34.16286480
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                          0.00000000
                                                                                          ----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                  114.16286480

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                    9.08381399
                                                                                          ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                        $1,037.03

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                           1.0370

SUBTRACT 1.0                                                                                        0.0370

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                  3.70%
                                                                                          ================


DREYFUS VARIABLE INVESTMENT FUND - INTERNATIONAL VALUE PORTFOLIO

AVERAGE ANNUAL TOTAL  RETURN     (NOT including withdrawal charges):
(Non-Standardized Performance)

                     P  [ 1 +  T ]**n     =   ERV

                     where:        T  =   average annual total return
                                   P  =   initial $1,000 investment
                                   n  =   number of years
                                   **   =   to the power of
                                   ERV  =   ending value of $1,000 investment

THUS:

              ONE YEAR                                  FIVE YEAR                                 SINCE PORTFOLIO INCEPTION
           AVERAGE ANNUAL                             AVERAGE ANNUAL                                   AVERAGE ANNUAL
           TOTAL  RETURN                               TOTAL RETURN                                    TOTAL RETURN
$1,000 (1 + T)**1  =     $864.66             $1,000 (1 + T)**5  =     $945.92             $1,000 (1 + T)**6.67  =     $1,037.03
                 T =      -13.53%                             T =       -1.11%                             T =             0.55%
                  ==============                               ==============                               ===================

DREYFUS INVESTMENT PORTFOLIOS - TECHNOLOGY GROWTH PORTFOLIO
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                     T  =  [ ERV /  P ]  - 1

                     where:            T  =   total return
                                       P  =   initial $1,000 investment
                                       ERV  =  ending value of $1,000 investment


ONE YEAR

INITIAL  INVESTMENT  ON                                            31-Dec-01                      $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      31-Dec-01                     9.16287379
                                                                                          -----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                109.13606610
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                                0.00000000
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                           0.00000000
                                                                                          -----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                   109.13606610

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                     5.46879810
                                                                                          -----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                           $596.84

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                            0.5968

SUBTRACT 1.0                                                                                        -0.4032

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                 -40.32%
                                                                                          =================



SINCE PORTFOLIO INCEPTION

INITIAL  INVESTMENT  ON                                            31-Aug-99                      $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      31-Aug-99                    12.50000000
                                                                                          -----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                 80.00000000
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                                0.06884400
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                           0.00000000
                                                                                          -----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                    80.06884400

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                     5.46879810
                                                                                          -----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                           $437.88

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                            0.4379

SUBTRACT 1.0                                                                                        -0.5621

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                 -56.21%
                                                                                          =================


DREYFUS INVESTMENT PORTFOLIOS - TECHNOLOGY GROWTH PORTFOLIO

AVERAGE ANNUAL TOTAL  RETURN     (NOT including withdrawal charges):
(Non-Standardized Performance)

                     P  [ 1 +  T ]**n     =   ERV

                     where:          T  =   average annual total return
                                     P  =   initial $1,000 investment
                                     n  =   number of years
                                     **   =   to the power of
                                     ERV  =   ending value of $1,000 investment

THUS:

             ONE YEAR                                                                           SINCE PORTFOLIO INCEPTION
          AVERAGE ANNUAL                                                                            AVERAGE ANNUAL
          TOTAL  RETURN                                                                              TOTAL RETURN
$1,000 (1 + T)**1  =     $596.84                                                          $1,000 (1 + T)** 3.34  =     $437.88
                 T =      -40.32%                                                                           T =         -21.91%
                  ==============                                                                             =================

FEDERATED INSURANCE SERIES TRUST -
FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II
(Non-Standardized Performance)                                SEPARATE ACCOUNT C

CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

            T  =  [  ERV /  P ]  - 1

                     where:       T  =   total return
                                  P  =   initial $1,000 investment
                                ERV  =   ending value of $1,000 investment



SINCE INCLUSION IN SEPARATE ACCOUNT

INITIAL INVESTMENT ON                                              04-Jun-02                 $1,000.00
DIVIDED BY NET ASSET VALUE ON                                      04-Jun-02               10.00000000
                                                                                          ------------
EQUALS ORIGINAL UNITS PURCHASED                                                           100.00000000

LESS UNITS USED TO PAY FOR POLICY MAINTENANCE CHARGES                                       0.00000000
                                                                                          ------------
EQUALS UNITS HELD AT END OF PERIOD ON                              31-Dec-02              100.00000000

MULTIPLIED BY NET ASSET VALUE ON                                   31-Dec-02               10.09600000
                                                                                          ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT                                          $1,009.60

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                       1.0096

SUBTRACT 1.0                                                                                    0.0096

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                              0.96%
                                                                                          ============

FEDERATED INSURANCE SERIES TRUST -
FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                  T  =  [  ERV /  P ]  - 1

                  where:          T  =   total return
                                  P  =   initial $1,000 investment
                                ERV  =   ending value of $1,000 investment

ONE YEAR

INITIAL INVESTMENT ON                                              31-Dec-01                 $1,000.00
DIVIDED BY FEE ADJUSTED NET ASSET VALUE ON                         31-Dec-01               10.16171753
                                                                                          ------------
EQUALS ORIGINAL UNITS PURCHASED                                                            98.40856110
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                           3.97640050
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                      0.00000000
                                                                                          ------------
EQUALS UNITS HELD ON                                               31-Dec-02              102.38496160

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE ON                      31-Dec-02               10.49213702
                                                                                          ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                    $1,074.24

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                       1.0742

SUBTRACT 1.0                                                                                    0.0742

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                              7.42%
                                                                                          ============

FIVE YEAR

INITIAL INVESTMENT ON                                              31-Dec-97                 $1,000.00
DIVIDED BY FEE ADJUSTED NET ASSET VALUE ON                         31-Dec-97                9.95030246
                                                                                          ------------
EQUALS ORIGINAL UNITS PURCHASED                                                           100.49945760
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                          22.05322920
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                      0.00000000
                                                                                          ------------
EQUALS UNITS HELD ON                                               31-Dec-02              122.55268680

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE ON                      31-Dec-02               10.49213702
                                                                                          ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                    $1,285.84

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                       1.2858

SUBTRACT 1.0                                                                                    0.2858

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                             28.58%
                                                                                          ============

SINCE PORTFOLIO INCEPTION

INITIAL INVESTMENT ON                                              01-Mar-94                 $1,000.00
DIVIDED BY FEE ADJUSTED NET ASSET VALUE ON                         01-Mar-94               10.00000000
                                                                                          ------------
EQUALS ORIGINAL UNITS PURCHASED                                                           100.00000000
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                          46.36572060
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                      0.00000000
                                                                                          ------------
EQUALS UNITS HELD ON                                               31-Dec-02              146.36572060

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE ON                      31-Dec-02               10.49213702
                                                                                          ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                    $1,535.69

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                       1.5357

SUBTRACT 1.0                                                                                    0.5357

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                             53.57%
                                                                                          ============

FEDERATED INSURANCE SERIES TRUST -
FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II

AVERAGE ANNUAL TOTAL RETURN (NOT including withdrawal charges):
(Non-Standardized Performance)

                  P  [  1 +  T ]**n  =   ERV

                  where:          T  =   average annual total return
                                  P  =   initial $1,000 investment
                                  n  =   number of years
                                **   =   to the power of
                                ERV  =   ending value of $1,000 investment
THUS:

              ONE YEAR                                FIVE YEAR                            SINCE PORTFOLIO INCEPTION
           AVERAGE ANNUAL                          AVERAGE ANNUAL                               AVERAGE ANNUAL
            TOTAL RETURN                            TOTAL RETURN                                 TOTAL RETURN

$1,000 (1 + T)**1 =  $1,074.24             $1,000 (1 + T)**5 =  $1,285.84            $1,000 (1 + T)**8.84 =  $1,535.69
                T =       7.42%                            T =       5.16%                              T =       4.97%
                ==============                             ==============                               ==============

FEDERATED INSURANCE SERIES TRUST- FEDERATED CAPITAL APPRECIATION FUND II
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                 T  =  [ ERV /  P ]  - 1

                 where:                T  =   total return
                                       P  =   initial $1,000 investment
                                       ERV  =  ending value of $1,000 investment


SINCE INCLUSION IN SEPARATE ACCOUNT

INITIAL  INVESTMENT  ON                                            04-Jun-02                       $1,000.00
DIVIDED  BY  NET  ASSET  VALUE  ON                                 04-Jun-02                     10.00000000
                                                                                          ------------------
EQUALS ORIGINAL UNITS PURCHASED                                                                 100.00000000

LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                            0.00000000
                                                                                          ------------------
EQUALS UNITS HELD AT END OF PERIOD  ON                             31-Dec-02                    100.00000000

MULTIPLIED BY NET ASSET VALUE  ON                                  31-Dec-02                      9.66200000
                                                                                          ------------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT                                                  $966.20

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                             0.9662

SUBTRACT 1.0                                                                                         -0.0338

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                   -3.38%
                                                                                          ==================

FEDERATED INSURANCE SERIES TRUST-FEDERATED CAPITAL APPRECIATION FUND II
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

           T  =  [ ERV /  P ]  - 1

           where:                 T  =   total return
                                  P  =   initial $1,000 investment
                                  ERV  =  ending value of $1,000 investment

ONE YEAR

INITIAL  INVESTMENT  ON                                            31-Dec-01                     $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      31-Dec-01                    5.61834681
                                                                                          ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                               177.98830050
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                               0.00000000
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                          0.00000000
                                                                                          ----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                  177.98830050

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                    4.26407395
                                                                                          ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                          $758.96

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                           0.7590

SUBTRACT 1.0                                                                                       -0.2410

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                -24.10%
                                                                                          ================

SINCE PORTFOLIO INCEPTION

INITIAL  INVESTMENT  ON                                            16-Jun-00                     $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      16-Jun-00                   10.00000000
                                                                                          ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                               100.00000000
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                               0.00000000
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                          0.00000000
                                                                                          ----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                  100.00000000

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                    4.26407395
                                                                                          ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                          $426.41

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                           0.4264

SUBTRACT 1.0                                                                                       -0.5736

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                -57.36%
                                                                                          ================


FEDERATED INSURANCE SERIES TRUST- FEDERATED CAPITAL APPRECIATION FUND II

AVERAGE ANNUAL TOTAL  RETURN     (NOT including withdrawal charges):
(Non-Standardized Performance)

               P  [ 1 +  T ]**n     =   ERV

               where:                 T  =   average annual total return
                                      P  =   initial $1,000 investment
                                      n  =   number of years
                                      **   =   to the power of
                                      ERV  =   ending value of $1,000 investment

THUS:

            ONE YEAR                                                                          SINCE PORTFOLIO INCEPTION
         AVERAGE ANNUAL                                                                            AVERAGE ANNUAL
         TOTAL  RETURN                                                                              TOTAL RETURN
$1,000 (1 + T)**1  =     $758.96                                                          $1,000 (1 + T)**2.54  =     $426.41
                 T =      -24.10%                                                                          T =         -28.51%
                  ==============                                                                            =================

MERRILL LYNCH  VARIABLE SERIES FUNDS, INC. - BASIC VALUE V.I. FUND
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                 T  =  [ ERV /  P ]  - 1

                 where:                T  =   total return
                                       P  =   initial $1,000 investment
                                       ERV  =  ending value of $1,000 investment

SINCE INCLUSION IN SEPARATE ACCOUNT

INITIAL  INVESTMENT  ON                                            04-Jun-02                     $1,000.00
DIVIDED  BY  NET  ASSET  VALUE  ON                                 04-Jun-02                   10.00000000
                                                                                          ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                               100.00000000

LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                          0.00000000
                                                                                          ----------------
EQUALS UNITS HELD AT END OF PERIOD  ON                             31-Dec-02                  100.00000000

MULTIPLIED BY NET ASSET VALUE  ON                                  31-Dec-02                   10.42100000
                                                                                          ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT                                              $1,042.10

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                           1.0421

SUBTRACT 1.0                                                                                        0.0421

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                  4.21%
                                                                                          ================

MERRILL LYNCH  VARIABLE SERIES FUNDS, INC. - BASIC VALUE V.I. FUND
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                          T  =  [ ERV /  P ]  - 1

                 where:              T  =   total return
                                     P  =   initial $1,000 investment
                                     ERV  =  ending value of $1,000 investment

ONE YEAR

INITIAL  INVESTMENT  ON                                            31-Dec-01                     $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      31-Dec-01                   11.85634164
                                                                                          ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                84.34304870
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                               1.76319330
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                          0.00000000
                                                                                          ----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                   86.10624200

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                    9.40792239
                                                                                          ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                          $810.08

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                           0.8101

SUBTRACT 1.0                                                                                       -0.1899

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                -18.99%
                                                                                          ================


FIVE YEAR

INITIAL  INVESTMENT  ON                                            31-Dec-97                     $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      31-Dec-97                   14.80540989
                                                                                          ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                67.54287840
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                              58.68734650
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                          0.00000000
                                                                                          ----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                  126.23022490

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                    9.40792239
                                                                                          ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                        $1,187.56

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                           1.1876

SUBTRACT 1.0                                                                                        0.1876

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                 18.76%
                                                                                          ================


SINCE PORTFOLIO INCEPTION

INITIAL  INVESTMENT  ON                                            01-Jul-93                     $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      01-Jul-93                   10.00000000
                                                                                          ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                               100.00000000
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                             141.58825250
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                          0.00000000
                                                                                          ----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                  241.58825250

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                    9.40792239
                                                                                          ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                        $2,272.84

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                           2.2728

SUBTRACT 1.0                                                                                        1.2728

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                127.28%
                                                                                          ================

MERRILL LYNCH  VARIABLE SERIES FUNDS, INC. - BASIC VALUE V.I. FUND

AVERAGE ANNUAL TOTAL  RETURN     (NOT including withdrawal charges):
(Non-Standardized Performance)

           P  [ 1 +  T ]**n     =   ERV

           where:                 T  =   average annual total return
                                  P  =   initial $1,000 investment
                                  n  =   number of years
                                  **   =   to the power of
                                  ERV  =   ending value of $1,000 investment
THUS:

         ONE YEAR                                       FIVE YEAR                            SINCE PORTFOLIO INCEPTION
       AVERAGE ANNUAL                                 AVERAGE ANNUAL                              AVERAGE ANNUAL
        TOTAL  RETURN                                  TOTAL RETURN                                TOTAL RETURN

$1,000 (1 + T)**1  =     $810.08             $1,000 (1 + T)**5  =     $1,187.56           $1,000 (1 + T)**9.51  =     $2,272.84
                 T =      -18.99%                             T =          3.50%                           T =             9.02%
                  ==============                               ================                             ===================

MERRILL LYNCH VARIABLE SERIES FUNDS, INC. - SMALL CAP VALUE V.I. FUND
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                      T  =  [  ERV /  P ]  - 1

                      where:         T  =   total return
                                     P  =   initial $1,000 investment
                                   ERV  =   ending value of $1,000 investment


SINCE INCLUSION IN SEPARATE ACCOUNT

INITIAL INVESTMENT ON                                              04-Jun-02                 $1,000.00
DIVIDED BY NET ASSET VALUE ON                                      04-Jun-02               10.00000000
                                                                                          ------------
EQUALS ORIGINAL UNITS PURCHASED                                                           100.00000000

LESS UNITS USED TO PAY FOR POLICY MAINTENANCE CHARGES                                       0.00000000
                                                                                          ------------
EQUALS UNITS HELD AT END OF PERIOD ON                              31-Dec-02              100.00000000

MULTIPLIED BY NET ASSET VALUE ON                                   31-Dec-02               10.04000000
                                                                                          ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT                                          $1,004.00

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                       1.0040

SUBTRACT 1.0                                                                                    0.0040

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                              0.40%
                                                                                          ============


MERRILL LYNCH VARIABLE SERIES FUNDS, INC. - SMALL CAP VALUE V.I. FUND
(Non-Standardized Performance)                                SEPARATE ACCOUNT C


CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                   T  =  [  ERV /  P ]  - 1

                   where:            T  =   total return
                                     P  =   initial $1,000 investment
                                   ERV  =   ending value of $1,000 investment

ONE YEAR

INITIAL INVESTMENT ON                                              31-Dec-01                 $1,000.00
DIVIDED BY FEE ADJUSTED NET ASSET VALUE ON                         31-Dec-01               20.01539294
                                                                                          ------------
EQUALS ORIGINAL UNITS PURCHASED                                                            49.96154730
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                           2.82757680
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                      0.00000000
                                                                                          ------------
EQUALS UNITS HELD ON                                               31-Dec-02               52.78912410

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE ON                      31-Dec-02               14.22740120
                                                                                          ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                      $751.05

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                       0.7511

SUBTRACT 1.0                                                                                   -0.2490

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                            -24.90%
                                                                                          ============


FIVE YEAR

INITIAL INVESTMENT ON                                              31-Dec-97                 $1,000.00
DIVIDED BY FEE ADJUSTED NET ASSET VALUE ON                         31-Dec-97               23.52627873
                                                                                          ------------
EQUALS ORIGINAL UNITS PURCHASED                                                            42.50565980
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                          50.41921990
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                      0.00000000
                                                                                          ------------
EQUALS UNITS HELD ON                                               31-Dec-02               92.92487970

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE ON                      31-Dec-02               14.22740120
                                                                                          ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                    $1,322.08

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                       1.3221

SUBTRACT 1.0                                                                                    0.3221

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                             32.21%
                                                                                          ============

TEN YEAR

INITIAL INVESTMENT ON                                              31-Dec-92                 $1,000.00
DIVIDED BY FEE ADJUSTED NET ASSET VALUE ON                         31-Dec-92               16.26648896
                                                                                          ------------
EQUALS ORIGINAL UNITS PURCHASED                                                            61.47608140
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                         104.46076310
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                      0.00000000
                                                                                          ------------
EQUALS UNITS HELD ON                                               31-Dec-02              165.93684450

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE ON                      31-Dec-02               14.22740120
                                                                                          ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                    $2,360.85

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                       2.3609

SUBTRACT 1.0                                                                                    1.3609

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                            136.09%
                                                                                          ============

MERRILL LYNCH VARIABLE SERIES FUNDS, INC. - SMALL CAP VALUE V.I. FUND

AVERAGE ANNUAL TOTAL  RETURN (NOT including withdrawal charges):
(Non-Standardized Performance)

                 P  [  1 +  T ]**n     =   ERV

                 where:         T  =   average annual total return
                                P  =   initial $1,000 investment
                                n  =   number of years
                               **  =   to the power of
                              ERV  =   ending value of $1,000 investment
THUS:

             ONE YEAR                                      FIVE YEAR                                  TEN YEAR
          AVERAGE ANNUAL                                 AVERAGE ANNUAL                             AVERAGE ANNUAL
           TOTAL  RETURN                                  TOTAL RETURN                               TOTAL RETURN

$1,000 (1 + T)**1 =     $751.05                 $1,000 (1 + T)**5 =   $1,322.08            $1,000 (1 + T)**10 =   $2,360.85
                T =      -24.90%                                T =        5.74%                            T =        8.97%
                ===============                                 ===============                             ===============

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST - AMT BALANCED PORTFOLIO
(Non-Standardized Performance)                                SEPARATE ACCOUNT C

CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                      T  =  [  ERV /  P ]  - 1

                      where:            T  =   total return
                                        P  =   initial $1,000 investment
                                      ERV  =   ending value of $1,000 investment


SINCE INCLUSION IN SEPARATE ACCOUNT

INITIAL INVESTMENT ON                                              04-Jun-02                 $1,000.00
DIVIDED BY NET ASSET VALUE ON                                      04-Jun-02               10.00000000
                                                                                          ------------
EQUALS ORIGINAL UNITS PURCHASED                                                           100.00000000

LESS UNITS USED TO PAY FOR POLICY MAINTENANCE CHARGES                                       0.00000000
                                                                                          ------------
EQUALS UNITS HELD AT END OF PERIOD ON                              31-Dec-02              100.00000000

MULTIPLIED BY NET ASSET VALUE ON                                   31-Dec-02                9.74800000
                                                                                          ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT                                            $974.80

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                       0.9748

SUBTRACT 1.0                                                                                   -0.0252

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                             -2.52%
                                                                                          ============

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST - AMT BALANCED PORTFOLIO
(Non-Standardized Performance)                                SEPARATE ACCOUNT C

CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                    T  =  [  ERV /  P ]  - 1

                    where:             T  =   total return
                                       P  =   initial $1,000 investment
                                     ERV  =   ending value of $1,000 investment

ONE YEAR

INITIAL INVESTMENT ON                                              31-Dec-01                 $1,000.00
DIVIDED BY FEE ADJUSTED NET ASSET VALUE ON                         31-Dec-01                7.96642433
                                                                                          ------------
EQUALS ORIGINAL UNITS PURCHASED                                                           125.52683090
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                           3.10627310
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                      0.00000000
                                                                                          ------------
EQUALS UNITS HELD ON                                               31-Dec-02              128.63310400

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE ON                      31-Dec-02                6.34467142
                                                                                          ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                      $816.13

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                       0.8161

SUBTRACT 1.0                                                                                   -0.1839

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                            -18.39%
                                                                                          ============

FIVE YEAR

INITIAL INVESTMENT ON                                              31-Dec-97                 $1,000.00
DIVIDED BY FEE ADJUSTED NET ASSET VALUE ON                         31-Dec-97               15.58826536
                                                                                          ------------
EQUALS ORIGINAL UNITS PURCHASED                                                            64.15081960
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                          85.93700650
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                      0.00000000
                                                                                          ------------
EQUALS UNITS HELD ON                                               31-Dec-02              150.08782610

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE ON                      31-Dec-02                6.34467142
                                                                                          ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                      $952.26

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                       0.9523

SUBTRACT 1.0                                                                                   -0.0477

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                             -4.77%
                                                                                          ============

TEN YEAR

INITIAL INVESTMENT ON                                              31-Dec-92                 $1,000.00
DIVIDED BY FEE ADJUSTED NET ASSET VALUE ON                         31-Dec-92                4.06540476
                                                                                          ------------
EQUALS ORIGINAL UNITS PURCHASED                                                            71.09642540
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                         155.25049490
LESS UNITS USED TO PAY FOR POLICY MAINTENANCE CHARGES                                       0.00000000
                                                                                          ------------
EQUALS UNITS HELD ON                                               31-Dec-02              226.34692030

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE ON                      31-Dec-02                6.34467142
                                                                                          ------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                    $1,436.10

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                       1.4361

SUBTRACT 1.0                                                                                    0.4361

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                             43.61%
                                                                                          ============

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST - AMT BALANCED PORTFOLIO

AVERAGE ANNUAL TOTAL  RETURN (NOT including withdrawal charges):
(Non-Standardized Performance)

                     P  [  1 +  T ]**n     =   ERV

                     where:       T  =   average annual total return
                                  P  =   initial $1,000 investment
                                  n  =   number of years
                                 **  =   to the power of
                                ERV  =   ending value of $1,000 investment
THUS:

             ONE YEAR                                  FIVE YEAR                                  TEN YEAR
           AVERAGE ANNUAL                            AVERAGE ANNUAL                            AVERAGE ANNUAL
            TOTAL RETURN                              TOTAL RETURN                              TOTAL RETURN

$1,000 (1 + T)**1 =    $816.13            $1,000 (1 + T)**5 =     $952.26            $1,000 (1 + T)**10  =  $1,436.10
                T =     -18.39%                           T =       -0.97%                            T  =       3.69%
                ==============                            ===============                             ===============

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST - AMT GROWTH PORTFOLIO
(Non-Standardized Performance)                                SEPARATE ACCOUNT C

CUMULATIVE TOTAL RETURN WITH NO WITHDRAWAL CHARGE:
(Non-Standardized Performance)

                  T  =  [  ERV /  P ]  - 1

                  where:         T  =   total return
                                 P  =   initial $1,000 investment
                                 ERV  =  ending value of $1,000 investment

ONE YEAR

INITIAL  INVESTMENT  ON                                            31-Dec-01                      $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      31-Dec-01                     8.88320048
                                                                                           ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                112.57204000
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                                0.00000000
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                           0.00000000
                                                                                           ----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                   112.57204000

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                     6.02376704
                                                                                           ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                           $678.11

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                            0.6781

SUBTRACT 1.0                                                                                        -0.3219

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                 -32.19%
                                                                                           ================

FIVE YEAR

INITIAL  INVESTMENT  ON                                            31-Dec-97                      $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      31-Dec-97                    25.00862201
                                                                                           ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                 39.98620950
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                               73.32343300
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                           0.00000000
                                                                                           ----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                   113.30964250

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                     6.02376704
                                                                                           ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                           $682.55

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                            0.6826

SUBTRACT 1.0                                                                                        -0.3175

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                 -31.75%
                                                                                           ================

TEN YEAR

INITIAL  INVESTMENT  ON                                            31-Dec-92                      $1,000.00
DIVIDED  BY FEE ADJUSTED  NET ASSET VALUE  ON                      31-Dec-92                    20.54017336
                                                                                           ----------------
EQUALS ORIGINAL UNITS PURCHASED                                                                 48.68508080
PLUS UNITS ACQUIRED THROUGH DIVIDEND REINVESTMENT                                              149.12953750
LESS UNITS USED TO PAY FOR  POLICY MAINTENANCE CHARGES                                           0.00000000
                                                                                           ----------------
EQUALS UNITS HELD  ON                                              31-Dec-02                   197.81461830

MULTIPLIED BY FEE ADJUSTED NET ASSET VALUE  ON                     31-Dec-02                     6.02376704
                                                                                           ----------------
EQUALS ENDING REDEEMABLE VALUE OF $1,000 INVESTMENT (ERV)                                         $1,191.59

DIVIDED BY ORIGINAL $1,000 INVESTMENT (P)                                                            1.1916

SUBTRACT 1.0                                                                                         0.1916

EXPRESSED AS A PERCENTAGE EQUALS THE TOTAL RETURN FOR THE PERIOD (T)                                  19.16%
                                                                                           ================

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST - AMT GROWTH PORTFOLIO

AVERAGE ANNUAL TOTAL RETURN (NOT including withdrawal charges):
(Non-Standardized Performance)

                  P  [ 1 +  T ]**n  =   ERV

                  where:         T  =   average annual total return
                                 P  =   initial $1,000 investment
                                 n  =   number of years
                                **  =   to the power of
                               ERV  =   ending value of $1,000 investment

THUS:

              ONE YEAR                                     FIVE YEAR                                   TEN YEAR
          AVERAGE ANNUAL                                 AVERAGE ANNUAL                              AVERAGE ANNUAL
           TOTAL RETURN                                  TOTAL RETURN                                TOTAL RETURN
$1,000 (1 + T)**1  =     $678.11             $1,000 (1 + T)**5 =     $682.55              $1,000 (1 + T)**10 =     $1,191.59
                T  =      -32.19%                            T =       -7.35%                              T =          1.77%
                    ============                               =============                                  ==============

                                                                      EXHIBIT 99

               WILLIAM M. CAMERON ("WMC")                                                    LYNDA L. CAMERON ("LLC")
---------------------------------------------------- ------------------------- -----------------------------------------------------
American Fidelity Property First Fidelity Bancorp,                             First Fidelity Bancorp,   Cameron Equestrian Center,
Company of North Carolina, Inc.                                                Inc.                      Inc.
Inc.   100% - NC           49% - OK                                            49% - OK                  100% - OK
73-1365433                 73-1176204                                          73-1176204                73-1289555
=====================================================
     First Fidelity Bancorp,                                                   Cameron Arabian, Inc.
     Inc.  49% - OK                                                            100% - OK
     73-1176204                                                                73-1315467
-----------------------------------------------------                          =====================================================
First Fidelity Bank, NA                                                             First Fidelity Bancorp,
100%                                                                                Inc.
73-1100200                                                                          49% - OK
=====================================================                               73-1176204
     First Fidelity Bank, NA                                                   -----------------------------------------------------
     100%                                                                      First Fidelity Bank, N.A.
     73-1100200                                                                100%
-----------------------------------------------------                          73-110020
FFB Investment, Inc.       First Fidelity Financial                            =====================================================
100% - NV                  Services, Inc.                                           First Fidelity Bank, N.A.
88-0424888                 100% - OK    73-1585460                                  100%
=====================================================                               73-110020
     FFB Investment, Inc.                                                      -----------------------------------------------------
     100% - NV                                                                 First Fidelity Financial  FFB Investments, Inc.
     88-0424888                                                                Services, Inc.            100% - NV
-----------------------------------------------------                          100% - OK                 88-0424888
FFB Holdings, Inc.         ***FFB Loan Investment                              73-1585460
100% - NV                  Limited Partnership                                 =====================================================
88-0446560                 99% - NV    88-0447502                                   FFB Investments, Inc.
=====================================================                               100% - NV
                                                                                    88-0424888
                                                                               -----------------------------------------------------
                                                                               FFB Holdings, Inc.        ***FFB Loan Investment
                                                                               100% - NV                 Limited Partnership
                                                                               88-0446560                99% - NV
                                                                                                         88-0447502
=====================================================                          =====================================================
                                                       Cameron Associates, Inc.
                                                        50% WMC; 50% LLC - OK
                                                         Sole General Partner
                                                              73-1533495
------------------------------------------------------------------------------------------------------------------------------------
                                                        **Cameron Enterprises,
                                                    A Limited Partnership (CELP) - OK
                                                              73-1267299
====================================================================================================================================
                                                        **Cameron Enterprises,
                                                    A Limited Partnership (CELP) - OK
                                                              73-1267299
------------------------------------------------------------------------------------------------------------------------------------
American Fidelity Corp.                              BTECH Warehouse, L.L.C.                             CELP Ltd. Agency, Inc.
(AFC)                                                100% - OK                                           100% - OK
94.0% - NV 73-0966202                                73-1267299                                          73-1369092
====================================================================================================================================
                                                        American Fidelity Corp.
                                                               (AFC)
                                                         94.0% - NV 73-0966202
------------------------------------------------------------------------------------------------------------------------------------
Market Place               American Fidelity         American Mortgage &       Concourse C, Inc.         American Fidelity
Realty Corp.               Assurance Co. (AFA)       Investment Co.            100% - OK                 Property Co. (AFPC)
(MPRC)                     100% - OK                 (AMICO)                   73-1575531                100% - OK
100% - OK                  73-0714500                98.7% - OK                                          73-1290496
73-1160212                 NAIC #60410               73-1232134

Oklahoma City Angel In-    ASC Holding, L.L.C.       Apple Creek Apartments,   AF Apartments, Inc.       American Public Life Ins.
vestment Group, L.L.C.     75% - OK                  Inc.                      100% - OK                 Co.   100% - MS
100% - OK                  73-1528120                100% - OK                 73-1512985                64-0349942
73-1612531                                           73-1408485                                          NAIC #60801

American Fidelity
International Holdings,
Inc.   100% - OK
73-1421879
====================================================================================================================================
                                                       CELP Ltd. Agency, Inc.
                                                             100% - OK
                                                            73-1369092
------------------------------------------------------------------------------------------------------------------------------------
                                                     North American Insurance
                                                     Agency, Inc. (NAIA)
                                                     100% of Special Stock - OK
                                                     73-0687265
====================================================================================================================================
                                                     North American Insurance
                                                     Agency, Inc. (NAIA)
                                                     100% of Special Stock - OK
                                                     73-0687265
------------------------------------------------------------------------------------------------------------------------------------
Agar Ins. Agency, Inc.     North American Ins.       N.A.I.A. of Louisiana,    North American Ins.       North American Ins.
95.4% - OK                 Agency of Colorado, Inc.  Inc.                      Agency of New Mexico,     Agency of Tulsa, Inc.
73-0675989                 100% - CO                 100% - LA                 Inc.                      100% - OK
                           84-0599059                72-0761691                100% - NM                 73-0778755
                                                                               85-0441542

North American Ltd.        N.A.I.A. Ins. Agency,     Towe, Hester & Erwin,     Robert C. Bates, LLC
Agency, Inc.               Inc.                      LLC                       25% - OK
100% - OK                  100% - OK                 52% - OK                  FEIN N/A
73-1356772                 73-1527682                73-1615119
====================================================================================================================================
                                                *American Fidelity Assurance Co. (AFA)
                                                            100% - OK
                                                            73-0714500
                                                            NAIC #60410
------------------------------------------------------------------------------------------------------------------------------------
Senior Partners, LLC       American                  Balliet's, L.L.C.         American Fidelity         First Financial
50% - OK                   Fidelity                  45% - OK                  Ltd. Agency, Inc.         Securities of
73-1559624                 Securities,               73-1529608                (AFLA)                    America, Inc.
                           Inc. (AFS)                                          100% - OK                 100% - TX
                           100% - OK                                           73-1352430                76-0055292
                           73-0783902
====================================================================================================================================
                                                     American Public Life Ins. Co.
                                                              (APLICO)
                                                             100% - MS
                                                             64-0349942
                                                              NAIC #60801
------------------------------------------------------------------------------------------------------------------------------------
DentaCare Marketing &
Administration, Inc.
(DCM&A)
100% - LA
72-1251800
====================================================================================================================================
                                                         American Fidelity
                                                       International Holdings,
                                                          Inc.,  100%-OK
------------------------------------------------------------------------------------------------------------------------------------
American Fidelity Offshore
Invest., Ltd.
100% - Bermuda
NAIC - #20400
Reg. #EC20754
====================================================================================================================================
                                                     American Fidelity Offshore
                                                          Invest., Ltd.
                                                          100% - Bermuda
                                                           NAIC - #20400
                                                           Reg. #EC20754
------------------------------------------------------------------------------------------------------------------------------------
American Fidelity Inter-   American Fidelity         Mari El Development       American Fidelity
national (Bermuda) Ltd.    (China), Ltd.             Corporation Limited       (Cyprus), Ltd.
100% - Bermuda             93% - Bermuda             Republic of Cyprus        Republic of Cyprus
Reg. #28402                EC23647                   Reg. #7035                99%
                                                     51.3% - AFOI
====================================================================================================================================
                                                          American Fidelity
                                                           (China), Ltd.
                                                           93% - Bermuda
                                                              EC23647
------------------------------------------------------------------------------------------------------------------------------------
Pacific World
Holdings, Ltd.
55% - Labuan
====================================================================================================================================
                                                           Pacific World
                                                           Holdings, Ltd.
                                                            55% - Labuan
------------------------------------------------------------------------------------------------------------------------------------
Asia Pacific Risk          PWG Insurance Brokers     Pacific World Global      Pacific World             Pacific World (Asia)
Consultants                PTE Ltd.                  Limited                   International Limited     Limited
30% - Thailand             100% - Singapore          100% - Labaun             100% - Labaun             100% - Hong Kong

PWG Sallmanns Limited      ACRH Holding Limited
50% - Labaun               50% - Labuan
====================================================================================================================================
                                                          American Fidelity
                                                           (Cyprus), Ltd.
                                                         Republic of Cyprus
                                                                 99%
------------------------------------------------------------------------------------------------------------------------------------
Soyuznik Ins. Co.
34% Russian Federation
====================================================================================================================================
                                                         Pacific World (Asia)
                                                              Limited
                                                           100% - Hong Kong
------------------------------------------------------------------------------------------------------------------------------------
PWG (M) Sdn Bhd            Pacific World Risk        Bain Dawes (M) Sdn Bhd    Inter-Pro Services Sdn    Finite Services Sdn Bhd
100% - Malaysia            Consultants               97.97% - Malaysia         Bhd                       100% - Malaysia
                           100% - Malaysia                                     100% - Malaysia

Asia Century Re Limited
50% - Labuan
====================================================================================================================================
                                                        Pacific World Risk
                                                           Consultants
                                                         100% - Malaysia
------------------------------------------------------------------------------------------------------------------------------------
PWG Resources Development
Sdn Bhd
100% - Malaysia
====================================================================================================================================
                                                       Senior Partners, LLC
                                                            50% - OK
                                                           73-1559624
------------------------------------------------------------------------------------------------------------------------------------
Bordeaux, LLC
75% - OK
73-1559626
====================================================================================================================================
                                                        American Fidelity
                                                       Limited Agency, Inc.
                                                             (AFLA)
                                                            100% - OK
                                                            73-1352430
------------------------------------------------------------------------------------------------------------------------------------
American Fidelity
General Agency, Inc.
(AFGA)
100% - OK
73-1352431
====================================================================================================================================
                                                          American Fidelity
                                                         General Agency, Inc.
                                                                (AFGA)
                                                              100% - OK
                                                              73-1352431
------------------------------------------------------------------------------------------------------------------------------------
American Fidelity General
Agency of Alabama, Inc.
100% - AL
74-2945370
====================================================================================================================================
                                                          Concourse C, Inc.
                                                             100% - OK
                                                             73-1575531
------------------------------------------------------------------------------------------------------------------------------------
Enrollcom, Inc.            Best Education Solutions,  Concourse Three, Inc.
100% - OK                  Inc.                       100% - OK
73-1575385                 100%-OK                    73-1583669
                           73-1583667
====================================================================================================================================
                                                  American Fidelity Property Co. (AFPC)
                                                              100% - OK
                                                              73-1290496
------------------------------------------------------------------------------------------------------------------------------------
Home Rentals, Inc.         Western Partners, LLC     Broadway Tech, LLC
100% - OK                  100% - OK                 100% - OK
73-1364266                 73-1544275
====================================================================================================================================
                                                          ASC Holding, L.L.C.
                                                              75% - OK
                                                             73-1528120
------------------------------------------------------------------------------------------------------------------------------------
InvesTrust, NA             Oklahoma@Data Services    Asset Services Co., LLC
100% - OK                  100% - OK                 100% - OK
73-1546867                 73-1590280                73-1547246
====================================================================================================================================

*        Insurance Company
**       Limited Partners are:  CWC 1980 Trusts, LBC 1980 Trust, JCC 1980 Trust, WMC/LLC Insurance Trusts, WMC/LLC Trust B
***      1% owned by FFB Holdings, Inc.

NOTE:    All of the above  organizations  are  corporations  that have the word Company,  Inc., or Corp.  The above organizations which have the letters L.L.C. or L.C. are limited liability companies.